Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on January 18, 2024

and

MANAGEMENT INFORMATION CIRCULAR

Dated: December 20, 2023

Message to Shareholders

Dear Shareholders,

The board of directors (the “Board”) of Organigram Holdings Inc. (the “Company” or “Organigram”) is pleased to invite you to our annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Company to be held as a virtual meeting at 10:00 a.m. EST on January 18, 2024. All capitalized terms not defined herein shall have the meanings ascribed to them in the accompanying management information circular (the “Circular”).

The Circular contains important information about voting on the business to be transacted at the Meeting, the director nominees, our Board and its committees, our governance practices, and how we compensate our directors and executives. At the Meeting, Shareholders will also be asked to consider the proposed follow-on equity investment previously announced (the “Investment”) in the Company by BT DE Investments Inc. (the “Investor”), a wholly owned subsidiary of British American Tobacco plc (“BAT”).

The Investment marks a significant expansion of the Investor’s investment in the Company, which currently has beneficial ownership of 18.8% of the Company’s issued and outstanding Common Shares as of the record date of the Meeting. The majority of the funds from the Investment will be used by Organigram to create a strategic investment pool, named “Jupiter”, which will target investments in emerging cannabis opportunities, enabling the Company to apply its industry-leading capabilities to new markets. The Investment will allow Organigram to deliver on its stated ambition to extend its footprint beyond Canada, while strengthening its financial position for long-term, sustainable growth.

The Investment is structured such that the Investor’s beneficial ownership of the Company’s issued and outstanding Common Shares is limited to a 30% Common Share Limit (as defined and described in the Circular), which shall restrict the Investor’s voting control of the Company to 30.0% of the outstanding voting shares. In order to effect the Investment without exceeding the 30% Common Share Limit, the Company intends to create a new class of Class A preferred shares in the capital of the Company (the “Class A Preferred Shares” and together with the Common Shares issued in the Investment, the “Shares”). To the extent that the Investor’s entitlement to Shares would exceed the 30% Common Share Limit, the Company shall issue any remaining balance of the Investor’s entitlement under the Investment as Class A Preferred Shares.

The terms of the Class A Preferred Shares shall mirror those of the Common Shares, apart from being non-voting and convertible into Common Shares (subject to the Conversion Limitation (as defined and described in the Circular)). Initially, the conversion rate shall be one-for-one. However, commencing on the date on which a Class A Preferred Share is first issued, subject to certain exceptions, the conversion rate of such Class A Preferred Share shall accrete at a rate of 7.5% per annum, compounded annually, until such time as the holders of all of the issued and outstanding Class A Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the issued and outstanding Class A Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

The Investment, which is governed by a subscription agreement dated November 5, 2023 between the Company and the Investor, as amended by an amending agreement dated December 20, 2023 (the “Subscription Agreement”), will be implemented in the following three

(i)

tranches, each subject to the satisfaction of certain conditions: (i) 12,893,175 Shares for subscription proceeds of C$41,519,891.45 will be issued within three business days following the date upon which all the first tranche closing conditions are satisfied or waived, or such earlier date as the parties may mutually agree, currently expected to be on or around January 23, 2024 (the “First Tranche”); (ii) 12,893,175 Shares for subscription proceeds of C$41,519,891.45 will be issued on or around August 30, 2024 (the “Second Tranche”); and (iii) 12,893,175 Shares for subscription proceeds of C$41,519,891.45 will be issued on or around February 28, 2025 (the “Third Tranche”), for aggregate subscription proceeds of C$124,559,674.36 or a price of C$3.2203 per Share (the “Per Share Price”).

In connection with the closing of the First Tranche, the Company and the Investor will enter into an amended and restated investor rights agreement (the “Amended & Restated IRA”), which will amend and restate the existing investor rights agreement dated March 10, 2021 between the Company and the Investor (the “Original IRA”), pursuant to which the Investor currently has, among other things, pre-emptive rights, top-up rights, piggy-back registration rights, information rights and nomination rights. The primary amendments to the Original IRA, which are described in further detail in the Circular, are as follows:

(a)

the Investor shall be permitted to designate 30% of the nominees to be elected to the Company’s Board for so long as it holds at least 30% of the Shares (measured on a partially-diluted basis); provided, however, that between the closing of the First Tranche and the Second Tranche, the Investor shall be entitled to designate 30% of such nominees as long as the Investor holds at least 25% of the Shares (measured on a partially-diluted basis);

(b)

the existing top-up rights (the “Top-Up Rights”) shall be modified to allow the Investor up to twelve (12) months following the closing of the Third Tranche to exercise any Top-Up Rights that arise from the date of the Subscription Agreement to the closing of the Third Tranche;

(c)	the Investor shall be granted demand registration rights; and

(d)	the Investor shall be granted specified consent rights over certain fundamental transactions taken by the Company.

In the aggregate, the Company is requesting that Shareholders approve the issuance of up to 183,679,525 Common Shares in connection with the Investment, comprised of the following:

•	up to 38,679,525 Common Shares to be issued to the Investor at the Per Share Price pursuant to the Investment;

•

up to 55,000,000 Common Shares upon the conversion of the Class A Preferred Shares in accordance with the terms of the Class A Preferred Shares (assuming the full accretion of the Class A Preferred Shares); and

•

up to 90,000,000 Common Shares pursuant to the Top-Up Rights (provided that Class A Preferred Shares shall be issued upon the exercise of the Top-Up Rights if the Investor’s ownership of Common Shares exceeds the 30% Common Share Limit, as defined and described in this Circular) at a price per Common Share of no less than C$1.25 (such pool to be used to the extent that the rules of the TSX require shareholder approval of any issuance under the Top-Up Rights).

(ii)

If the Investment is completed, based on the issued and outstanding share capital of the Company as of the Record Date (as defined and described in the Circular), the Investor will hold an approximate 45.0% equity interest in the Company upon closing of the Third Tranche (assuming the full conversion of the Class A Preferred Shares and excluding any accretion of the Class A Preferred Shares) and a 30.0% voting interest in the Company, as more particularly described in the accompanying Circular.

Full details of the Investment are set out in the accompanying Circular. The Circular describes the Investment and includes certain additional information to assist you in considering how to vote on the proposed Investment Resolutions (as defined and described in the Circular), including certain risk factors relating to the completion of the Investment. You should carefully review and consider all of the information in the Circular. If you require assistance, consult your financial, legal or other professional advisor.

In addition to approval of the Investment Resolutions by Shareholders, the closing of each tranche of the Investment is subject to customary closing conditions for a transaction of this nature, including in respect of the listing of the Shares issuable in connection therewith on the Toronto Stock Exchange and the Nasdaq Global Select Market. If the necessary approvals are obtained in a timely manner, the First Tranche of the Investment is expected to close on or around January 23, 2024. The Second Tranche and the Third Tranche are expected to occur on or around August 30, 2024 and on or around February 28, 2025, respectively. However, it is not possible to state with certainty when or if the closing of any tranche of the Investment will occur.

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Investment, and after consulting with its legal advisors, has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) determined that the Investment is in the best interests of the Company and determined that the terms and conditions of the Investment are fair and reasonable to the Shareholders (other than the Investor). Accordingly, the Board has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) approved the Investment and recommends that you vote FOR the Investment Resolutions.

Your participation in the Meeting is important to us. We encourage all shareholders to take the opportunity to read the accompanying Circular in advance of the Meeting as it details information that will assist you in exercising your right to vote as a shareholder.

Registered Shareholders as of the record date of December 6, 2023 can exercise their right to vote on the business at the Meeting by attending the Meeting via live audio webcast online at: https://virtual-meetings.tsxtrust.com/en/1576, in accordance with the enclosed instructions or by completing and submitting a proxy. The Meeting will be conducted in a virtual only format, via live audio webcast. Instructions on how to vote at the Meeting online and vote by proxy are included in the accompanying Circular. To ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided, properly completed and duly signed, to the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 by 10:00 a.m. (Toronto time) on January 16, 2024 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting).

Non-registered Shareholders, including those who hold Common Shares through a brokerage account, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and

(iii)

the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Company’s Director of Investor Relations, by telephone at (416) 706-3945 or by email at investors@organigram.ca.

On behalf of Organigram, I would like to thank all of our Shareholders for their ongoing support.

Yours very truly,

(signed) “Beena Goldenberg”

Beena Goldenberg
Chief Executive Officer

(iv)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on January 18, 2024

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Organigram Holdings Inc. (the “Company” or “Organigram”) will be held in a virtual-only format via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1576 on Monday, January 18, 2024 at 10:00 a.m. (Toronto Time) for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of the Company for its fiscal year ended September 30, 2023, and the report of the auditor thereon;

(b)	to elect directors of the Company for the ensuing year;

(c)	to re-appoint KPMG LLP as the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

(d)

to consider, and, if deemed advisable, approve an ordinary resolution, the full text of which is set forth in Appendix “A” to this Circular, authorizing the issuance by the Company of up to 183,679,525 Common Shares to BT DE Investments Inc. (the “Investor”), a wholly owned subsidiary of British American Tobacco plc in connection with the Investor’s investment of C$124,559,674.36 in the Company (the “Investment”), all as more fully described in the accompanying management information circular (the “Circular”);

(e)

to consider, and, if deemed advisable, approve a special resolution, the full text of which is set forth in Appendix “B” to this Circular, authorizing an amendment to the articles of the Company to create a new class of Class A preferred shares to be issued to the Investor pursuant to the Investment; and

(f)	to consider other business that may properly come before the Meeting or any adjournment thereof.

The circular contains specific details of the matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Important Notice Regarding Virtual Meeting

The board of directors of the Company considers the appropriate format for our annual meeting of Shareholders on an annual basis. Similar to last year, we have again taken into account the ongoing impact of COVID-19, as well as the high number of flu cases that are circulating communities, each of which has heightened public health and travel concerns for in-person annual meetings. Accordingly, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication and cost savings for our Shareholders and the Company by conducting this year’s Meeting in a virtual-only format. A virtual-only meeting format will enfranchise and give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or their particular circumstance.

(i)

Shareholders who attend the Meeting will do so by accessing a live webcast of the Meeting via the internet. Shareholders will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Only registered Shareholders and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the Meeting, all in real time by visiting https://virtual-meetings.tsxtrust.com/en/1576. using the password “ogi2024” (case sensitive), however such non-registered Shareholders may still attend the Meeting as guests through the live audio webcast at https://virtual-meetings.tsxtrust.com/en/1576.

The audited consolidated financial statements for the fiscal year ended September 30, 2023 and the report of the auditor thereon will be made available at the Meeting and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Registered Shareholders may attend the Meeting online or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting online, please complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be valid, such proxies must be deposited with the Company’s transfer agent, TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 by 10:00 a.m. (Toronto time) on January 16, 2024 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting).

Non-registered beneficial Shareholders, whose Common Shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary. All non-registered Shareholders must follow the instructions set out in the voting instruction form and in the Circular to ensure that such Shareholders’ Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account, you are not a registered Shareholder.

Shareholders registered on the books of the Company at the close of business on December 6, 2023 are entitled to notice of, and to vote at, the Meeting.

DATED at Toronto, Ontario this 20th day of December, 2023.

By Order of the Board of Directors

(signed) “Beena Goldenberg”

Beena Goldenberg
Chief Executive Officer

(ii)

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	4

QUESTIONS AND ANSWERS ABOUT THE INVESTMENT	7
What is the Investment?	7
What is the strategic investment pool called Jupiter?	9
What am I voting on in respect of the Investment?	9
What level of Shareholder support is required to approve the Investment?	10
Why should I vote in favour of the Investment?	11
What happens if the Investment is not approved by the Shareholders?	11
Can Shareholders approve only a portion of the Investment?	12
What does the Board think of the Investment?	12
When does the Company expect the Investment will close?	12
What approvals are required for the Investment?	12
What will the impact of the Investment be on the Company?	13
What is going to happen to the Board upon the closing of the Investment?	13
Are there risks I should consider in deciding whether to vote for the Investment Resolutions?	14
What if I have other questions?	14

VOTING INFORMATION	14
Voting Shares and Record Date	14
Solicitation of Proxies	14
Voting and Asking Questions at the Meeting	15
Notice to Shareholders in the United States	18
Voting and Discretion of Proxies	18
Principal Holders of Voting Shares	19

BUSINESS OF THE MEETING	19
Receipt of Financial Statements	19
Election of the Board of Directors	19
Appointment of Auditor	32
The Investment	32
Background to the Investment	33
Recommendation of the Board	36
Reasons for the Board Recommendation	36
Risk Factors Concerning the Investment	38
Share Issuance Resolution	39
Articles of Amendment Resolution	41
Investment Agreements	43
TSX Requirements	50
Other Regulatory Matters	56
Risk Factors relating to the Investment	56

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	60

CORPORATE GOVERNANCE DISCLOSURE	60
Independence	60
Skills of Director Nominees	61
Mandate	63

(i)

Orientation and Continuing Education	63
Meetings	63
Position Descriptions	63
Code of Business Conduct and Ethics	64
Nomination of Directors	64
Other Board Committees	65
Assessments	66
Director Tenure	66
Board Interlocks	67
Diversity	67
Environmental, Social and Governance Initiatives	68
Nasdaq Corporate Governance	68

COMPENSATION OF EXECUTIVE OFFICERS	69
Named Executive Officers	69
Compensation Discussion and Analysis	70
Compensation Philosophy and Objectives	70
Summary Compensation Table	77
Performance Graph	79
Equity Incentive Plans	79
Securities Authorized for Issuance under the Equity Compensation Plans	92
Burn Rate under the Equity Compensation Plans	93
Incentive Plan Awards	93
Group Retirement Programs	95
Benefits and Perquisites	95
Termination and Change of Control Benefits	96

DIRECTOR COMPENSATION	97
Overview and Philosophy	97
Elements of 2023 Director Compensation	97
Director Summary Compensation Table	98
Incentive Plan Awards	99
Share Ownership Policy	101
Directors’ and Officers’ Liability Insurance	101

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	102

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	102

ADDITIONAL INFORMATION	102

OTHER MATTERS	102

APPENDICES

Appendix A – Share Issuance Resolution

Appendix B – Articles of Amendment Resolution

Appendix C – Articles of Amendment

Appendix D – Previous Distributions of Equity Securities

(ii)

Appendix E – Charter of the Board of Directors

(iii)

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Organigram Holdings Inc. for use at the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) in the capital of the Company to be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1576 on Monday, January 18, 2024 at 10:00 a.m. (Toronto time) or at any adjournment(s) or postponement(s) thereof. The Meeting has been called for the purposes set forth in the notice of annual and special meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular. Unless otherwise stated, all information in this Circular is current as of December 15, 2023.

Similar to last year, we have again taken into account the ongoing impact of COVID-19, as well as the high number of flu cases that are circulating communities, each of which has heightened public health and travel concerns for in-person annual meetings. Accordingly, we are pleased to continue to embrace the latest technology to provide expanded access, improved communication and cost savings for our Shareholders and the Company by conducting this year’s Meeting in a virtual-only format, which will be conducted via live audio webcast over the internet. Shareholders will have an opportunity to participate at the Meeting online regardless of their geographic location. A summary of the information that Shareholders will need to attend the Meeting online is provided under “Voting and Asking Questions at the Meeting,” “Appointment and Revocation of Proxies – Registered Shareholders” and “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

In this Circular, references to the “Company”, “Organigram”, “we” and “our” refer to Organigram Holdings Inc. “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise stated, all references to dollars, “$” or “C$” are to Canadian dollars.

FORWARD-LOOKING INFORMATION

This Circular contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”) which are necessarily based upon the Company’s current internal expectations, estimates, forecasts, assumptions and beliefs regarding, among other things, the future performance and results of the Company’s business and operations, general economic conditions, global events and applicable regulatory regime. Such statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “will” or “could” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, and all other statements that are not statements of fact. The forward-looking statements included in this Circular are made only as of the date of this Circular. Forward-looking statements in this Circular include, but are not limited to, statements with respect to:

•

Statements with respect to the timing and completion of each of the tranches of the proposed Investment (as defined below), Shareholder approval and applicable regulatory approval of the proposed Investment (as defined below);

•

Anticipated use of proceeds and investments in respect of cash on hand, benefits from the proposed Investment (as defined below) and the strategic partnership with British American Tobacco plc, the impact of covenants in favour of the Company, future expansion efforts, the leadership of the Company in the cannabis industry, the impact of the Investment (as defined below) on the Company’s market position, the composition of the Company’s board of directors, future operational and production capacity and requirements, the impact of any enhanced research and development and production capabilities and cash on hand following the Investment (as defined below);

•	Statements regarding the strategies of the Company and expectations regarding the performance of the Company’s business and operations, including the future success of the Company;

•	Assumptions in respect of the Class A preferred shares and Common Shares issued by the Company and the share capital of the Company;

•	Expectations around demand for cannabis and related products, future opportunities and sales, the Company’s financial position, future liquidity and other financial results;

•

Legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada including regulations relating thereto, the timing and the implementation thereof, and our future product forms;

•	Strategic investments and capital expenditures, and expected related benefits;

•	The general continuance of current, or where applicable, assumed industry conditions;

•	Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally; and

•	Fluctuations in the price of Common Shares and the market for Common Shares.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this Circular may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Certain of the forward-looking statements and other information contained herein are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis, and on assumptions based on data and knowledge of the medical cannabis industry, industrial hemp industry and the adult-use recreational cannabis industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry, industrial hemp industry, and the adult-use recreational cannabis industry involve risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. These factors include, but are not limited to, the inability of the parties to collaborate successfully such that the anticipated benefits of the Investment are realized; the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the ability of the Company to implement its business strategies, competition, market conditions and other risks; the potential impact of the consummation of the Investment on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the inability of the parties to obtain the necessary stock exchange, shareholder and other approvals required for the Investment; the inability of the parties to close the Investment on the terms and timing described herein, or at all; risks relating to expansion into new markets, foreign investment risk, risk of corruption and fraud in emerging markets and relating to ownership of real property; regulatory and operational risks associated with expansion into foreign jurisdictions, reliance on international advisers and consultants; risks relating to the COVID-19 pandemic and catastrophic events; changes in or enforcement of national and local government legislation, controls or regulations and/or changes in the administration of laws, policies and practices and political or economic developments in the jurisdictions in which the parties carry on business or in which the parties may carry on business in the future; and material adverse changes in general economic, business and political conditions, including changes in the financial markets and compliance with extensive government regulation; changes in the Canadian cannabis industry and market, governmental regulation, changes in laws, regulations and guidelines, volatility in the wholesale and retail prices of cannabis, the Company’s success in developing new products and finding a market for the sale of new products, negative cash flows from operations, dividends, competition from illicit markets, acquisition and integration risk, volatility in the market for the Company’s securities, limited operating history and history of losses, product liability, sufficiency of insurance, management of growth, financing risks, risks relating to developing and maintaining effective internal controls for reliable financial reporting and for fraud prevention, reliance on key personnel, product recalls, risks relating to litigation and securities class actions, difficulties with forecasts, uninsured and uninsurable events risks, unknown health impacts of the use of cannabis and cannabis-derivatives, reliance on third-party transportation, ability to meet target production capacity, scale of operations, contracts or other arrangements with provincial governments are not guaranteed, continuing to meet listing standards for the Toronto Stock Exchange and the Nasdaq Global Select Market, differing shareholder protections across jurisdictions, increased volatility for dual-listed shares, market liquidity risks, investment risk, risks relating to the Company’s status as a foreign private issuer in the U.S., risks relating to the Company’s intellectual property, credit risk, liquidity risk, concentration risk, risks associated with significant shareholders, dividends, publicity or consumer perception, cyber security and privacy, product security, environmental and employee health and safety regulations, reliance on key inputs, regulatory proceedings, investigations and audits, fraudulent or illegal activity by employees, restrictions on foreign investors, anti-money laundering laws and regulation risks, anti-corruption and anti-bribery laws, global economic risks, future acquisitions, general business risks and liabilities, dilution, constraints on marketing products, provincial legislative controls, suppliers and skilled labour, conflicts of interest, risks associated with the Company’s status as a holding company and the other risks described in this Circular under the heading “Risk Factors”. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and regulatory conditions will advance in the manner expected by management. The purpose of forward-looking statements is only to provide the reader with a description of management’s expectations relating to future periods, and, as such, forward-looking statements are not appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Circular. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

Additional information about the assumptions, risks and uncertainties of the Company’s business and material factors or assumptions on which information contained in forward-looking information is based is provided in the company’s disclosure materials, including in this circular under “Risk Factors” and the Company’s current Annual Information Form under “Risk Factors”, filed with the securities regulatory authorities in Canada and available under the company’s issuer profile on SEDAR+ at www.sedarplus.ca, and filed with or furnished to the SEC and available on EDGAR at www.sec.gov. All forward-looking information in this Circular is qualified by these cautionary statements.

QUESTIONS AND ANSWERS ABOUT THE INVESTMENT

The following are some of the questions that you, as a Shareholder, may have in respect of the Investment with the Investor and answers to those questions. These questions are provided for convenience only and should be read in conjunction with this Circular.

What is the Investment?

At the Meeting, Shareholders will be asked to consider certain resolutions in connection with an additional equity investment (the “Investment”) in the Company by BT DE Investments Inc. (the “Investor”), a wholly owned subsidiary of British American Tobacco plc (“BAT”).

The Investment is structured such that, after giving effect to the closing of any tranche, the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by the Investor, its affiliates, associates, related parties and any joint actors, may not exceed 30.0% of the issued and outstanding Common Shares (the “30% Common Share Limit”), which shall restrict the Investor’s voting control of the Company to 30.0% of the outstanding voting shares. In order to effect the Investment without exceeding the 30% Common Share Limit, the Company intends to create a new class of Class A preferred shares in the capital of the Company (the “Class A Preferred Shares” and together with the Common Shares issued in the Investment, the “Shares”). To the extent that the Investor’s entitlement to Shares would exceed the 30% Common Share Limit, the Company shall issue any remaining balance of the Investor’s entitlement under the Investment as Class A Preferred Shares

The terms of the Class A Preferred Shares shall mirror those of the Common Shares, apart from being non-voting and convertible into Common Shares (subject to the Conversion Limitation (as defined and described below)). Initially, the conversion rate shall be one-for-one. However, commencing on the date on which a Class A Preferred Share is first issued, subject to certain exceptions, the conversion rate of such Class A Preferred Share shall accrete at a rate of 7.5% per annum, compounded annually, until such time as the holders of all of the issued and outstanding Class A Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the issued and outstanding Class A Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

The Investment, which is governed by a subscription agreement dated November 5, 2023 between the Company and the Investor, as amended by an amending agreement (the “Amending Agreement”) between the Company and the Investor dated December 20, 2023 (the “Subscription Agreement”), will be implemented in the following three tranches, each subject to the satisfaction of certain conditions: (i) 12,893,175 Shares for subscription proceeds of C$41,519,891.45 (the “First Tranche Subscription Proceeds”) will be issued within three business days following the date upon which all the first tranche closing conditions are satisfied or waived, or such earlier date as the parties may mutually agree, currently expected to be on or around January 23, 2024 (the “First Tranche”); (ii) 12,893,175 Shares for subscription proceeds of C$41,519,891.45 (the “Second Tranche Subscription Proceeds”) will be issued on or around August 30, 2024 (the “Second Tranche”); and (iii) 12,893,175 Shares for subscription proceeds of C$41,519,891.45 (the “Third Tranche Subscription Proceeds”) will be issued on or around February 28, 2025 (the “Third Tranche”), for aggregate subscription proceeds of C$124,559,674.36 (the “Aggregate Subscription Proceeds”) or a price of C$3.2203 per Share (the “Per Share Price”).

The majority of the funds from the Investment will be used to create a strategic investment pool called “Jupiter”, as further described below in “Questions and Answers about the Investment – What is the strategic investment pool called Jupiter?”

In connection with the closing of the First Tranche, the Company and the Investor will enter into an amended and restated investor rights agreement (the “Amended & Restated IRA”), which shall amend and restate the existing investor rights agreement dated March 10, 2021 between the Company and the Investor (the “Original IRA”), pursuant to which the Investor currently has, among other things, customary registration rights, pre-emptive rights, top-up rights, information rights and nomination rights. The primary amendments to the Original IRA, which are described in further detail in this Circular, are as follows:

(a)

the Investor shall be permitted to designate 30% of the nominees to be elected to the Company’s Board for so long as it holds at least 30% of the Shares (measured on a partially-diluted basis), provided however that between the closing of the First Tranche and the Second Tranche, the Investor shall be entitled to designate 30% of such nominees as long as the Investor holds at least 25% of the Shares (measured on a partially-diluted basis);

(b)

the existing top-up rights (the “Top-Up Rights”) shall be modified to allow the Investor up to twelve (12) months following the closing of the Third Tranche to exercise any Top-Up Rights that arise from the date of the Subscription Agreement to the closing of the Third Tranche;

(c)	the Investor shall be granted demand registration rights; and

(d)	the Investor shall be granted specified consent rights over certain fundamental transactions taken by the Company.

The Company and the Investor entered into the Amending Agreement on December 20, 2023 to include certain additional provisions in the Amended & Restated IRA (as defined below) and make certain administrative corrections to the terms of the Class A Preferred Shares, all as further described below.

What is the strategic investment pool called Jupiter?

Approximately C$82 million of the C$124.6 million from the Investment will be used to create a strategic investment pool (the “Jupiter Pool”). The Jupiter Pool will be used to make investments in and/or acquisitions of private and public companies or other businesses or assets related to the cannabis sector and will allow Organigram to expand its global footprint, a strategic priority identified by the Company’s management.

The Board considers current market conditions to be optimal for such an investment approach, as emerging cannabis legalization trends are happening at a global level, as well as an expanding adult consumer base, setting the stage for continued category growth. The Investment presents the Company with the capital to lay global foundations as the legal recreational cannabis market continues to see significant growth.

Benefitting from a decade of experience in the Canadian cannabis market, Organigram has successfully navigated various investments, and the Jupiter Pool will allow the Company to apply its industry knowledge at a larger scale. Organigram will be setting up an internal team that will be focused on sourcing future investment targets and concluding transactions for the Jupiter Pool. This will ensure that an entrepreneurial approach and best-in-class industry knowledge, including that of the regulatory environment, is applied throughout the sourcing process.

Organigram and the Investor have agreed to certain investment parameters in the Amended & Restated IRA to govern the management of the Jupiter Pool, including, among other things, guidelines for decision-making regarding investments as well as the utilization of the funds within the strategic pool. Organigram maintains the highest level of regulatory and product stewardship and will continue to monitor the cannabis regulatory environment carefully. As a result, all of the Jupiter Pool’s potential investments will undertake rigorous legal compliance and due diligence processes. All of the Jupiter Pool’s investments will be considered with Organigram’s long-term strategic vision in mind and with the goal of delivering incremental value to both the Company and the Shareholders.

What am I voting on in respect of the Investment?

In order to effect the Investment, at the Meeting, Shareholders are being asked to approve:

•

an ordinary resolution authorizing (i) the issuance by the Company of 38,679,525 Common Shares to the Investor, each at the Per Share Price, for the Aggregate Subscription Proceeds, provided that if the Investor’s aggregate beneficial ownership of Common Shares exceeds the 30% Common Share Limit (as further described in the Circular), the Company shall issue any balance of the Aggregate Subscription Proceeds in Class A Preferred Shares; (ii) the issuance of up to 55,000,000 Common Shares in connection with the conversion into Common Shares of the Class A Preferred Shares issued in the Investment; (iii) the issuance of up to 90,000,000 Common Shares, to be issued at a price no lower than C$1.25 per Common Share, in connection with the Investor’s exercise of the Top-Up Rights (collectively, the “Share Issuance Resolution”); and

•

a special resolution approving articles of amendment (the “Articles of Amendment”) to create the new class of Class A Preferred Shares to be issued to the Investor pursuant to the Investment (the “Articles of Amendment Resolution”, and together with the Share Issuance Resolution, the “Investment Resolutions”).

The Investment is considered to be a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In addition, (i) the Investment will materially affect the control of the Company; (ii) the number of Shares to be issued to the Investor in the Investment, an insider of the Company, exceeds 10% of the total number of issued and outstanding Common Shares of the Company; and (iii) the price of the Common Shares issued to the Investor in connection with the Investor’s exercise of its Top-Up Rights could be issued at a price below the market price less the maximum allowable discount under the TSX Company Manual. As such, pursuant to both MI 61-101 and the rules of the Toronto Stock Exchange (“TSX”), the Share Issuance Resolution will require the affirmative vote of at least a simple majority of the Shareholders, present or represented by proxy at the Meeting, excluding the votes cast by the Investor under section 5.6 of MI 61-101 and under subsections 604(a)(i), 607(g)(ii) and 607(e) of the TSX Company Manual (such Shareholders, the “Disinterested Shareholders”).

The Investment Resolutions are required to be approved by Disinterested Shareholders in order for the Company to close the Investment.

The full text of the Share Issuance Resolution and the Articles of Amendment Resolution are attached as Appendix “A” and Appendix “B” to the Circular, respectively. See “Business of the Meeting – The Investment – Share Issuance Resolution” and “Business of the Meeting – The Investment – Articles of Amendment Resolution” for further details.

As a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended), the Company is permitted by section 5615(a)(3) of the Marketplace Rules of the Nasdaq Stock Market LLC (“NASDAQ”) to follow home country governance practices in lieu of certain NASDAQ requirements. As disclosed in its most recent annual report on Form 40-F, the Company follows the TSX rules for Shareholder approval of new issuances of its Common Shares, in lieu of the requirements prescribed by section 5635 of the NASDAQ Marketplace Rules.

What level of Shareholder support is required to approve the Investment?

The Articles of Amendment Resolution must be approved by at least two-thirds of the votes cast by the Shareholders, present in person or represented by proxy, at the Meeting to be effective. The Subscription Agreement contains customary voting and support covenants of the Investor in connection with the approval of matters related to the Investment at the Meeting, which require the Investor to vote in favour of the Articles of Amendment Resolution. See “Business of the Meeting – The Investment – Investment Agreements – Subscription Agreement”.

The Share Issuance Resolution must be approved by at least a majority of votes cast by the Disinterested Shareholders, in person or represented by proxy, at the Meeting to be effective.

See “Business of the Meeting – The Investment” for further details.

Why should I vote in favour of the Investment?

The Board is confident that the substantial capital injection and creation of the Jupiter Pool will allow Organigram to accelerate its international expansion strategy and solidify its position as a leading cannabis company.

The Investment is part of a strategic partnership between BAT and Organigram, that includes BAT’s original equity investment in the Company in March 2021 of C$221 million, which, at the time, represented a 19.9% equity interest on a post-transaction basis. The Investor currently holds an 18.8% equity stake in the Company. If the Investment is completed in its entirety, the Investor will invest cash of approximately C$124.6 million over the course of three tranches, resulting in BAT indirectly holding a 30.0% voting interest and an approximate 45.0% overall equity interest based on the Company’s issued and outstanding share capital as of the Record Date (assuming the full conversion of the Class A Preferred Shares and excluding any accretion of the Class A Preferred Shares).

This significant investment is expected to strengthen Organigram’s balance sheet, advance its research and development (“R&D”) program and product development activities, and, through the Jupiter Pool, bolster its ability to capitalize on emerging growth opportunities. Further, the flexibility afforded to the Company by this investment will provide incremental capital to Organigram to pursue new opportunities and expand on existing initiatives aimed at fueling net revenue growth and achieving EBITDA objectives. All investments will be considered with Organigram’s long-term strategic vision in mind and with the goal of delivering incremental value to both the Company and its Shareholders.

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Investment, and after consulting with its legal advisors, has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) determined that the Investment is in the best interests of the Company and determined that the terms and conditions of the Investment are fair and reasonable to the Shareholders (other than the Investor). Accordingly, the Board has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) approved the Investment and recommends that you vote FOR the Investment Resolutions.

In the course of its evaluation, the Board considered a number of factors, as more particularly described under “Business of the Meeting – The Investment – Reasons for Recommendation of the Board”.

What happens if the Investment is not approved by the Shareholders?

In order for the Investment to proceed, the Share Issuance Resolution and the Articles of Amendment Resolution must each be approved by the Shareholders entitled to vote thereon at the Meeting. If the Investment Resolutions are not approved by the Shareholders, the Investment will not close and the Company will not receive any proceeds from the Investment.

In addition, if the Investment is not completed, the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Investment will be completed. If the Investment is not completed and the Board decides to seek another transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

Can Shareholders approve only a portion of the Investment?

No. Shareholders are being asked to approve the Investment as a whole. The Investment was negotiated between the Company and the Investor as an integrated package and Shareholders may not vote to approve only parts of the Investment.

What does the Board think of the Investment?

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Investment, and after consulting with its legal advisors, has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) determined that the Investment is in the best interests of the Company and determined that the terms and conditions of the Investment are fair and reasonable to the Shareholders (other than the Investor). Accordingly, the Board has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) approved the Investment and recommends that you vote FOR the Investment Resolutions.

When does the Company expect the Investment will close?

The Investment will close in three tranches. If the Investment Resolutions are approved by the Shareholders at the Meeting and the other closing conditions are satisfied, it is anticipated that the First Tranche will close on or around January 23, 2024. The Company expects the Second Tranche to close on August 30, 2024 (or such earlier date as the Company and the Investor may mutually agree), subject to the satisfaction of certain closing conditions. The Company expects the Third Tranche to close on or around February 28, 2025 (or such earlier date as the Company and the Investor may mutually agree), subject to the satisfaction of certain closing conditions. However, it is not possible to state with certainty when or if the closing of any tranche of the Investment will occur.

What approvals are required for the Investment?

The Investment is subject to (i) the approval of the Share Issuance Resolution by not less than a majority of the votes cast, in person or by proxy, by the Disinterested Shareholders at the Meeting, and (ii) the approval of the Articles of Amendment Resolution by not less than two-thirds of the votes cast, in person or by proxy, by the Shareholders at the Meeting.

The Investment will close in three tranches, each subject to specific closing conditions, including the receipt of listing approval by the TSX and clearance under the Competition Act (Canada) (the “Competition Act”). On December 19, 2023, the Company received conditional approval from the TSX for the listing of up to 183,679,525 Common Shares in connection with the Investment, as described further under “Business of the Meeting – The Investment – TSX Requirements”. On November 23, 2023, the Commissioner of Competition (the “Commissioner”) issued an advanced ruling certificate (the “ARC”) pursuant to section 102 of the Competition Act in respect of the Investment. The issuance of the ARC satisfies the closing condition of the clearance required under the Competition Act pursuant to the Subscription Agreement and is further described below under “Business of the Meeting – The Investment – Other Regulatory Matters – Competition Act Clearance”. The Company is also required to certify, as of the closing of each tranche, that certain fundamental representations and warranties of the Company remain true and correct, and all other representations and warranties of the Company remain true and correct to a materially correct standard. The Investment is not subject to any financing condition. See “Business of the Meeting –The Investment – Investment Agreements – Subscription Agreement” for further details.

What will the impact of the Investment be on the Company?

The Investor will acquire an aggregate of 38,679,525 Shares over the course of the three tranches of the Investment. The Investor currently owns 15,249,027 Common Shares of the Company, representing approximately 18.8% of the issued and outstanding Common Shares (measured on a non-diluted basis) as of the Record Date of the Meeting.

In connection with the closing of the First Tranche, the Company estimates that the Investor will acquire an additional 12,893,175 Common Shares, bringing the aggregate number of Common Shares held by the Investor to 28,142,202 or approximately 29.9% of the post-issuance issued and outstanding Common Shares (measured on a non-diluted basis).

In connection with the closing of the Second Tranche, the Company estimates that the Investor will acquire an additional 106,056 Common Shares, bringing the aggregate number of Common Shares held by the Investor to 28,248,258 or approximately 30.0% of the post-issuance issued and outstanding Common Shares (measured on a non-diluted basis), and 12,787,119 Class A Preferred Shares, as the Investor’s aggregate ownership of Common Shares will have reached the 30% Common Share Limit and the Investor will be prohibited from acquiring any further Common Shares. Assuming the full conversion of the Class A Preferred Shares, the Investor will hold 41,035,377 Common Shares or approximately 38.4% of the post-issuance issued and outstanding Common Shares (measured on a partially-diluted basis).

In connection with the closing of the Third Tranche, the Company estimates that the Investor will acquire an additional 12,893,175 Class A Preferred Shares, as the Investor’s aggregate ownership of Common Shares will have reached the 30% Common Share Limit and the Investor will be prohibited from acquiring any further Common Shares. Assuming the full conversion of the Class A Preferred Shares, the Investor will hold 53,928,552 Common Shares or approximately 45.0% of the post-issuance issued and outstanding Common Shares (measured on a partially-diluted basis).

The final allocation of the Common Shares and Class A Preferred Shares to be issued on the closing of the First Tranche, Second Tranche, and Third Tranche, as applicable, will be such higher or lower numbers as may be permitted by the 30% Common Share Limit. The foregoing figures are estimates based on the Company’s 81,161,630 Common Shares issued and outstanding as of the Record Date.

In addition, pursuant to the Amended & Restated IRA to be entered into by the parties upon the closing of the First Tranche, the Investor will be granted Top-Up Rights, which, subject to the terms and conditions of the Amended & Restated IRA, will allow the Investor to acquire additional Shares in order to maintain its proportionate ownership interest in the Company in the event that the Company issues Common Shares or securities exercisable therefor in certain instances. In addition, under the Amended & Restated IRA, the Investor will have the right to nominate up to 30% of the Company’s Board and approval rights over certain fundamental transactions that may be undertaken by the Company, all as further described in “Business of the Meeting – The Investment – Investment Agreements – Amended and Restated Investor Rights Agreement.”

What is going to happen to the Board upon the closing of the Investment?

Pursuant to the terms of the Amended & Restated IRA to be entered into by the parties upon the closing of the First Tranche, the Investor will be entitled to designate a certain number of nominees to be elected to the Board of the Company in proportion to the Investor’s partially diluted ownership percentage as follows: (i) 30% of the directors, for so long as the Investor owns at least

30% of the Shares; (ii) 20% of the directors, for so long as the Investor owns at least 15% of the Shares; and (iii) 10% of the directors, for so long as the Investor owns at least 10% of the Shares.

Notwithstanding the foregoing, pursuant to the terms of the Subscription Agreement, from the closing of the First Tranche to the closing of the Second Tranche, the Investor shall be entitled to designate 30% of the nominees to be elected to the Company’s board of directors for so long as the Investor owns at least 25% of the Shares (measured on a partially diluted basis). See “Business of the Meeting – The Investment – Investment Agreements”.

The Company expects that the Investor will be eligible to nominate a third board nominee following the closing of the First Tranche, as it anticipates the Investor’s ownership increasing to approximately 29.9% of the Company’s issued and outstanding Common Shares (measured on a partially diluted basis). In the event that the Investor notified the Company that it expects to exercise this right, the Board may have one of its current board members resign in accordance with the terms of the Amended & Restated IRA.

Are there risks I should consider in deciding whether to vote for the Investment Resolutions?

Yes. There are a number of risks you should consider in connection with the Investment, which are described in this Circular under the heading “Risk Factors”. See “Business of the Meeting – The Investment – Risk Factors”.

What if I have other questions?

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Company’s Director of Investor Relations, by telephone at (416) 706-3945 or by email at investors@organigram.ca.

VOTING INFORMATION

Voting Shares and Record Date

The record date for the Meeting is December 6, 2023 (the “Record Date”). The Company’s transfer agent has prepared a list, as of the close of business on the Record Date, of the registered holders of the Company’s Common Shares. A holder of the Company’s Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting. Each Common Share entitles the holder to one vote on each item of business identified in the Notice of Meeting. As of the date of this Circular, there were 81,161,630 Common Shares issued and outstanding, each carrying the right to one vote. Other than the contractual right to appoint two nominees currently held by the Investor, a wholly owned subsidiary of BAT, no group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. Pursuant to the Original IRA, the Investor is currently entitled to appoint (i) 20% of the Company’s Board for so long as it holds at least 15% of the issued and outstanding Common Shares of the Company from time to time; and (ii) 10% of the Board so long as the Investor holds at least 10% of the issued and outstanding Common Shares of the Company from time to time.

Solicitation of Proxies

The solicitation of proxies is being made by or on behalf of management. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or other form of correspondence. The Company may cause a soliciting dealer group to be formed for the purposes of soliciting proxies for the Meeting, for which the Company would pay customary fees. The cost of solicitation of proxies will be borne by the Company. With respect to non-registered Shareholders, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company distributed copies of the proxy-related materials to intermediaries for onward distribution to non-registered Shareholders. The intermediaries are required to forward the materials to non-registered shareholders in advance of the Meeting unless the non-registered shareholders have waived the right to receive them. The Company will pay the fees and costs of intermediaries for their services in transmitting proxy-related material. This cost is expected to be nominal.

Voting and Asking Questions at the Meeting

Once again, this year we are holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, where all Shareholders regardless of geographic location will have an opportunity to participate in the Meeting. Whether or not they are able to attend the virtual meeting, registered Shareholders and non-registered Shareholders are encouraged to vote in advance of the Meeting.

Given this format, all Shareholders are strongly advised to carefully read the voting instructions below that are applicable to them.

Voting as a Registered Shareholder

Registered Shareholders on the Record Date may vote online at the virtual meeting at https://virtual-meetings.tsxtrust.com/en/1576. Registered Shareholders should click on “I have a control number” and he, she, they, or it will be prompted to enter his, her, their or its twelve digit control number (which is located on their proxy form) and enter the password “ogi2024” (case sensitive). The Shareholder has to be connected to the internet at all times to be able to vote – it is each Shareholder’s responsibility to make sure that he, she, they or it stays connected for the entire Meeting.

Voting as a Non-Registered Shareholder

For non-registered Shareholders, whose shares are registered in the name of an Intermediary, which is usually a trust company, securities broker or other financial institution, such non-registered Shareholder’s Intermediary is entitled to vote the shares held by it and beneficially owned by the non-registered Shareholder on the Record Date. However, the Intermediary must first seek the non-registered Shareholder’s instructions as to how to vote his, her or its shares or otherwise make arrangements so that he, she or it may vote his, her or its shares directly. Non-registered Shareholders may vote his, her, or its shares through such non-Shareholder’s Intermediary or online at the virtual Meeting by duly appointing themselves as proxyholder as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”.

Non-registered Shareholders that duly appoint themselves as proxyholder and obtain a control number as described under the heading “Appointment and Revocation of Proxies – Non-Registered Shareholders”, may vote online at the virtual meeting at https://virtual-meetings.tsxtrust.com/en/1576. Non-registered Shareholders should click on “I have a control number” and he, she, they or it will be prompted to enter his, her, they or its control number (obtained from TSX Trust Company) and enter the password “ogi2024” (case sensitive). The

Shareholder has to be connected to the internet at all times to be able to vote – it’s the Shareholder’s responsibility to make sure that he, she or it stays connected for the entire Meeting.

Non-registered Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered Shareholders may still attend the Meeting as guests through the live audio webcast at https://virtual-meetings.tsxtrust.com/en/1576.

Asking Questions at the Meeting

Registered Shareholders and non-registered Shareholders who have appointed themselves as proxyholder and obtained a control number are eligible to ask a question during the Q&A portion of the Meeting. In the event that any such Shareholder wishes to ask a question, the Shareholder should select the messaging icon and type his, her, their or its question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder should click the arrow button to submit the question to the Chair of the Board. All submitted questions will be moderated by the Lumi platform before being sent to the Chair of the Board. Questions can be submitted at any time during the Q&A session up until the Chair of the Board closes the session.

Technical Assistance

Should a Shareholder require assistance with the use of the virtual meeting platform, the Shareholder can access additional information on Lumi’s website at https://go.lumiglobal.com/faq. Furthermore, should a Shareholder wish to speak with a Lumi representative, through the website above, both a live chat service and a contact ticket system is available.

Appointment and Revocation of Proxies – Registered Shareholders

The following instructions are for registered Shareholders only. If a Shareholder is a non-registered beneficial Shareholder, the Shareholder should follow his, her, their or its Intermediary’s instructions on how to vote such Shareholder’s shares. Non-registered Shareholders should also refer to the discussion under “Appointment and Revocation of Proxies – Non-Registered Shareholders” in this Circular.

A registered Shareholder on the Record Date may vote at the Meeting or appoint a person to represent such Shareholder at the Meeting by proxy. A registered Shareholder may either instruct that person on how they want that person to vote, or let him, her, they or it determine how to vote the Shareholder’s shares. The persons named as proxyholders in the form of proxy are directors and/or officers of the Company. Each registered Shareholder has the right to appoint a person other than the person named in the accompanying form of proxy, who need not be a Shareholder, to attend and act for and on behalf of such registered Shareholder at the Meeting. Any registered Shareholder wishing to exercise such right may do so by inserting in the blank space provide in the applicable form of proxy the name of the person such registered Shareholder wishes to appoint as proxy holder and by duly delivering such proxy, or by duly completing and delivering another proper form of proxy, to the Company’s transfer agent within the time period and at the address set out below.

Registered Shareholders wishing to be represented by proxy at the Meeting are requested to complete, sign and date the accompanying form of proxy and return such proxy to the Company’s transfer agent, TSX Trust Company (“TSX Trust”), located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, not later than 10:00 a.m. (Toronto time) on January 16, 2024 (or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to any reconvened meeting in the event of an adjournment of the Meeting). Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Chair of the Company’s Board at his or her discretion without notice.

Registered Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy, must carefully follow the instructions in this Circular and on their form of proxy. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at http://tsxtrust.com/resource/en/75, after submitting their form of proxy. Failure to register the proxyholder with TSX Trust will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Proxies given by Shareholders for use at the Meeting may be revoked at any time prior to their use by depositing an instrument in writing executed by the Shareholder or by his, her, their or its attorney authorized in writing or, if the Shareholder is a company, by an officer or attorney thereof duly authorized, with TSX Trust located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 10:00 a.m. (Toronto time) on January 16, 2024 (at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any reconvened in the event of an adjournment of the Meeting). Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion, without notice.

A registered Shareholder may also revoke his, her, their or its proxy at the Meeting provided that such Shareholder is a registered Shareholder whose name appeared on the Shareholders’ register of the Company as at the Record Date.

Appointment and Revocation of Proxies – Non-Registered Shareholders

The information set forth in this section is of significant importance to Shareholders who do not hold their Common Shares in their own name. A non-registered Shareholder is a Shareholder who beneficially owns shares that are registered in the name of an Intermediary such as a securities broker, financial institution, trustee, custodian or other nominee who holds shares on behalf of the Shareholder, or in the name of a clearing agency in which the intermediary is a participant. Pursuant to NI 54-101, the Company will distribute copies of proxy-related materials in connection with this Meeting to Intermediaries for onward distribution to non-registered Shareholders. Intermediaries have obligations to forward Meeting materials to non-registered Shareholders unless otherwise instructed by the Shareholder (and as required by regulation in some cases, despite such instructions).

Only registered Shareholders or their duly appointed proxy holders are permitted to vote at the Meeting. A non-registered Shareholder should follow the directions of the Intermediary with respect to the procedures to be followed in order to permit the non-registered Shareholder to direct the voting of shares beneficially owned by such Shareholder. A non-registered Shareholder wishing to attend and vote at the Meeting must insert his, her, their or its own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the Intermediary and return it in accordance with the Intermediary’s directions. By doing so, non-registered Shareholders are instructing their nominee to appoint them as proxyholder.

Non-registered Shareholders who wish to attend and vote at the Meeting must also take the additional step of registering with our transfer agent, TSX Trust, by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found at http://tsxtrust.com/resource/en/75, after submitting their voting instruction form. Failure to register with the TSX Trust in advance of the proxy cut-off time will result in the non-registered Shareholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or ask questions at the Meeting.

Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their proxy.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) located in Canada and is being effected in accordance with the corporate laws of Canada and securities laws of the provinces and territories of Canada. The proxy solicitation rules under the Exchange Act are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces and territories of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces and territories of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Company is a corporation existing under the laws of Canada. The Company exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, most of the directors and officers of the Company are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or judgment by, a United States court.

Voting and Discretion of Proxies

On any ballot that may be called for, the Company’s shares represented by a properly executed proxy will be voted or withheld from voting in accordance with the instructions given on the proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no direction is given in a proxy with respect to any matter set out therein, the proxy will be voted FOR such matter. The form of proxy confers discretionary authority upon the person named in the proxy to vote as he or she sees fit with respect to amendments to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any adjournment of the Meeting. As of the date of this Circular, management of the Company is not aware of any such amendment or other matter to come before the Meeting.

Principal Holders of Voting Shares

The following table shows the names of the persons or companies who, to the knowledge of the directors and executive officers of the Company, as at the date hereof, beneficially own, or exercise control or direction over, securities of the Company carrying 10% or more of the voting rights of any class of voting securities.

Name of Shareholder	Number of Common Shares Owned[1]	Percentage of Outstanding Shares[2]
BT DE Investments Inc.	15,249,027	18.8%

BUSINESS OF THE MEETING

To the knowledge of the directors and executive officers of the Company, the only matters to be brought before the Meeting are those set forth in the accompanying Notice of Meeting, which are set out in further detail below.

Receipt of Financial Statements

At the Meeting, Shareholders will receive and consider the audited consolidated financial statements of the Company for the thirteen months ended September 30, 2023 (“Fiscal 2023”) and the auditor’s report on such statements. The Company’s audited financial statements have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All Shareholders may request a paper copy of the audited consolidated financial statements by contacting TSX Trust Company toll free at 1-866-600-5869. The financial statements and the report of the auditor thereon do not require a vote at the Meeting.

Election of the Board of Directors

At the Meeting, it will be proposed that nine directors be elected to hold office for a term expiring at the close of the next annual general meeting, or until their successors are elected or appointed in accordance with the provisions of the CBCA. Mr. Manget has decided not to stand for re-election at the Meeting.

Pursuant to the Original IRA between the Company and the Investor, the Investor is entitled to appoint (i) 20% of the Company’s Board for so long as it holds at least 15% of the issued and outstanding Common Shares of the Company from time to time; and (ii) 10% of the Board so long as the Investor holds at least 10% of the issued and outstanding Common Shares of the Company from time to time.

The Investor currently owns greater than 15% of the Company’s issued and outstanding Common Shares, and as a result has the right to designate 20% of the nominees to be elected to the Company’s Board. Simon Ashton and Karina Gehring are the Investor’s nominees to the Company’s Board for Fiscal 2023.

[1]	Number of Common Shares held as of the date of this Circular.

[2]	Based on 81,161,630 issued and outstanding Common Shares as of the date of this Circular.

If connection with the closing of the First Tranche, and subject to the Company obtaining the requisite Shareholder and stock exchange approval of the Investment, the Company and the Investor will enter into the Amended & Restated IRA. Pursuant to the Amended & Restated IRA, the Investor will be entitled to designate a certain number of nominees to be elected to the Board of the Company in proportion to the Investor’s partially diluted ownership percentage as follows: (i) 30% of the directors, for so long as the Investor owns at least 30% of the Shares; (ii) 20% of the directors, for so long as the Investor owns at least 15% of the Shares; and (iii) 10% of the directors, for so long as the Investor owns at least 10% of the Shares.

Notwithstanding the foregoing, pursuant to the terms of the Subscription Agreement, from the closing of the First Tranche to the closing of the Second Tranche, the Investor shall be entitled to designate 30% of the nominees to be elected to the Company’s board of directors for so long as the Investor owns at least 25% of the Shares (measured on a partially diluted basis). See “Business of the Meeting – The Investment – Investment Agreements”.

The Company expects that the Investor will be eligible to nominate a third board nominee following the closing of the First Tranche, as it anticipates the Investor’s ownership increasing to approximately 29.9% of the Company’s issued and outstanding Common Shares (measured on a partially diluted basis).

In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR of the appointment of the nominees who are named below. If any of the proposed nominees should for any reason be unable to serve as a director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Advance Notice Provision

The Company’s advance notice provision (the “Advance Notice Provision”), which is included in the Company’s Amended and Restated By-Law No. 1, fixes a deadline by which Shareholders must submit director nominations prior to any meeting of the Shareholders. In the case of annual general meetings, advance notice must be delivered to the Company not less than 30 days prior to the date of the annual general meeting, provided, however, that if (a) the annual general meeting of Shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual general meeting if first made by the Company, and (b) the Company uses “notice-and-access” (as defined in NI 54-101) to send proxy related materials to Shareholders in connection with an annual general meeting, notice must be received not less than 40 days prior to the date of the annual general meeting. In the case of a special meeting of the Shareholders (which is not also an annual general meeting of the Shareholders), advance notice must be delivered to the Company not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of Shareholders is first made by the Company.

The Advance Notice Provision requires any Shareholder making a director nomination to provide certain important information about its nominee(s) with its advance notice. The Board may, in its sole discretion, waive any advance notice requirement. The Board believes that all Shareholders should be provided with sufficient disclosure and time to make appropriate decisions on the election of their board representatives, allowing Shareholders to fully participate in the director election process in an informed and effective manner. The Advance Notice Provision provides a transparent, structured, and fair director nomination process, consistent with the guidelines published by leading proxy advisory firms.

The Advance Notice Provision includes a provision providing for a forum for adjudication of certain disputes, whereby unless the Company approves or consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and appellate courts shall be the sale and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Company to the Company, (c) any action asserting a claim arising pursuant to any provision of the CBCA or the articles or by-laws of the Company (as either may be amended from time to time), or (d) any action asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective Shareholders, directors and/or officers, but does not include claims related to the business carried on by the Company or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation, any registered or beneficial ownership thereof, in the securities of the Company shall be deemed to have notice of and consented to the provisions of the by-laws.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Majority Voting Policy

The Company had previously adopted a majority voting policy for its Board nominees in compliance with TSX rules. However, this policy was not renewed as of August 26, 2022, as new provisions of the CBCA introducing a statutory voting requirement for uncontested director elections came into effect. Under the CBCA amendments, Shareholders are to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for the Board at an uncontested meeting. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board position will remain open or, if in the case of incumbent directors, such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected.

Principal Occupation during the Past 5 Years and Experience

Peter Amirault, Chair of the Board Toronto, Ontario, Canada Age: 63	Director Since: June 2, 2016 Independent: Yes Other Public Board Membership: N/A

Mr. Amirault has been the President of BML Group Limited in Toronto, a holding company with interests in real estate development and private investments, since 2009. Prior to joining BML Group, Mr. Amirault held varying executive roles including: President of Swiss Chalet North America for the Cara Group of Companies, CEO of Creemore Springs Brewery Ltd, Senior Vice President of Molson Coors Canada, Managing Director of Sleeman Brewing Ltd, along with senior roles at Nestlé Canada Inc. and The Premium Beer Company of Toronto. Mr. Amirault holds a BBA from Acadia University and an MBA from The Schulich School of Business. Mr. Amirault’s previous board experience and roles at senior management levels bring a wealth of knowledge to the Board and the Company.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings[3]	Overall Attendance

Chair of Board and Ex officio member at Committee Meetings	Number of meetings attended 13 of 13 (100%)	N/A	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

40,000	36,078	76,468

3 Mr. Amirault regularly attends committee meetings from time to time as a guest.

Principal Occupation during the Past 5 Years and Experience

Beena Goldenberg, Director and Chief Executive Officer Toronto, Ontario, Canada Age: 61	Director Since: November 19, 2021 Independent: No Other Public Board Membership: N/A

Ms. Goldenberg has more than 30 years of experience in consumer-packaged goods manufacturing and marketing. Most recently, Ms. Goldenberg was President and CEO of The Supreme Cannabis Company Inc., where she achieved significant growth in the first year of her tenure through a focus on distribution, innovation, and brand portfolio development.

Ms. Goldenberg also served as Chief Executive Officer, President and General Manager at Hain-Celestial Canada, ULC where, among other notable accomplishments, she led the strategic growth of the company through the organic growth of existing brands by increasing distribution, launching on-trend innovations, integrating newly acquired US brands, and completing two Canadian acquisitions. During this time, Ms. Goldenberg also served two years as the Chief Executive Officer of Cultivate Ventures, the growth venture platform for The Hain Celestial Group, where she was responsible for investment in small portfolio brands and incubator opportunities with a focus on health and wellness. Before Hain-Celestial Canada, Ms. Goldenberg held senior leadership and marketing roles at other leading Canadian packaged goods companies, including Catelli Foods Corporation, Parmalat Canada and Pillsbury Company Limited. She also served on the Board of Food and Consumer Products of Canada, the largest CPG industry association, from 2008 to 2020. She holds a Bachelor and Master of Engineering (Chemical) from McGill University and holds the ICD.D designation.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings[4]	Overall Attendance

Board	Board	Number of meetings attended 13 of 13 (100%)	N/A

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs and PSUs

1,250	252,000	67,414

4 Ms. Goldenberg regularly attends committee meetings from time to time as a guest.

Principal Occupation during the Past 5 Years and Experience

Dexter John, ICD.D, Director Toronto, Ontario, Canada Age: 54	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Mr. John, LLB, is the President and CEO of Morrow Sodali (Canada) Ltd. Prior to that, he was Executive Vice President of D.F. King (Canada) and was responsible for sales across the Canadian enterprise. Mr. John has over 20 years of experience in the capital markets and has spent six years in structured finance where he executed over $4 billion in transactions. He worked at a major Canadian law firm as a Securities Associate, focusing on the public equities market with emphasis on mergers and acquisitions. In addition, Mr. John also has regulatory experience through his tenure at Investment Industry Regulatory Organization of Canada, the Ontario Securities Commission and the TSX. Mr. John also holds the ICD.D designation and currently serves on the board of the Financial Services Regulatory Authority of Ontario.

Board/Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee CGNS Committee Investment Committee	Number of meetings attended 13 of 13 (100%)	Number of Audit Committee meetings attended 6 of 8 (75%) Number of CGNS Committee meetings attended 4 of 4 (100%) Number of Investment Committee meetings attended 7 of 8 (88%)	91%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

1,530	20,000	38,142

Principal Occupation during the Past 5 Years and Experience

Geoffrey Machum, ICD.D, Director Halifax, Nova Scotia, Canada Age: 63	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: Wildbrain Ltd.

Mr. Machum is a Partner at Stewart McKelvey LLP, Atlantic Canada’s largest law firm and one of the top 15 largest firms in Canada. He previously served as Chairman of the firm’s Regional Partnership Board and on its Compensation Committee, its Human Resources and Governance Committee, as well as on its Audit and Finance Committee. Mr. Machum was awarded King’s Counsel (formerly Queen’s Counsel) in 2003, and has received repeated recognition by Lexpert, Best Lawyers, and Benchmark Canada for his extensive experience in practice areas including commercial litigation, directors and officers liability, corporate governance, insurance, construction law, and products liability. Mr. Machum also advises and presents on ESG related matters and currently serves as President and Member of the Board of Governors of the Canadian College of Construction Lawyers’. Mr. Machum currently serves on the board of WildBrain Ltd., where he is the Chair of its Governance and Nomination Committee and member of its Human Resources and Compensation Committee and previously served on its Special Strategic Review Committee. Previously, he chaired the board of Halifax Port Authority, and served on the Governance, Human Resources and Audit and Finance Committees. Mr. Machum holds a BA in Economics Political Science from Dalhousie University, and an LLB from University of New Brunswick. Mr. Machum also received ICD.D designation from Rotman School of Management in 2015.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board CGNS Committee Compensation Committee	Number of meetings attended 13 of 13 (100%)	Number of Compensation Committee meetings attended 7 of 7 (100%) Number of CGNS Committee meetings attended 4 of 4 (100%)	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

1,125	20,000	13,871

Principal Occupation during the Past 5 Years and Experience

Sherry Porter, C.M., Director Halifax, Nova Scotia, Canada Age: 68	Director Since: December 17, 2018 Independent: Yes Other Public Board Membership: N/A

Ms. Porter is a seasoned executive with 30 years of experience with a myriad of organizations in Canada. She has held senior corporate roles with Sobeys Inc., Nova Scotia Power, Shoppers Drug Mart and The Caldwell Partners. She also has experience with trade associations in the grocery and retail drug area. She was the founding President & CEO of the Canadian Association of Chain Drug Stores, working with the CEOs of the traditional drug chains, mass merchants and grocery operations in Canada. Ms. Porter chaired the Board of Directors of the Nova Scotia Liquor Company from 2010-2017 and was a board member of Pharmasave Drugs (Atlantic) Ltd. From 2015 to 2023. She is currently a board member of the Halifax International Airport Authority and the National Arts Centre. She is a past Vice Chair of Dalhousie University and a past Chair of the Human Resources, Governance and Nominating, and she also serves as board member of the QEII Health Sciences Centre Foundation and the Symphony Nova Scotia Foundation.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board CGNS Committee Compensation Committee	Number of meetings attended 13 of 13 (100%)	Number of Compensation Committee meetings attended 7 of 7 (100%); Number of CGNS Committee meetings attended 4 of 4 (100%);	100%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

9.525	20,000	42,694

Principal Occupation during the Past 5 Years and Experience

Stephen A. Smith, Director Etobicoke, Ontario, Canada Age: 66	Director Since: February 25, 2020 Independent: Yes Other Public Board Membership: MAV Beauty Brands Inc., CE Brands Inc. and Flow Beverage Corp.

Mr. Smith is an accomplished executive with extensive leadership and managerial experience in complex, low margin and highly competitive retail environments. He currently serves on the board of directors of MAV Beauty Brands Inc. (Audit Committee Chair), CE Brands Inc. (lead director) and Flow Beverage Corp. (Audit Committee Chair). From 2020 to 2023, Mr. Smith served on the board of directors of Freshii Inc. From 2018 to 2019, Mr. Smith served on the board of directors of Newstrike Brands Ltd. (Lead Director and Audit Committee Chair). From 2013 to 2017, Mr. Smith served on the board of directors of CST Brands Inc., an SEC registrant (Audit Committee and Executive Committee). From 2014 to 2018, Mr. Smith held the position of Executive Vice President and Advisory Board Director of Jackman Reinvention, Inc., a privately held brand and strategy consulting firm in Toronto. From 2007 until 2013, Mr. Smith served as co-Chief Executive Officer and Chief Financial Officer of Cara Operations Limited (now Recipe Unlimited), Canada’s oldest and largest full-service restaurant company. From 1985 to 2007, Mr. Smith held various senior and executive level positions, including Executive Vice President, from 1999 to 2006, with Loblaw Companies Limited, the leading food and pharmacy retailer in Canada. Mr. Smith is a Chartered Professional Accountant (CPA, CA), and holds a Bachelor of Commerce degree from the University of Toronto.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee Investment Committee	Number of meetings attended 13 of 13 (100%)	Number of Audit Committee meetings attended 8 of 8 (100%) Number of Investment Committee meetings attended 7 of 8 (88%)	96%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

2,575	20,000	41,451

Principal Occupation during the Past 5 Years and Experience

Marni Wieshofer, ICD.D, Director Santa Monica, CA, USA Age: 61	Director Since: January 12, 2021 Independent: Yes Other Public Board Membership: Hycroft Mining Holding Corporation

Ms. Wieshofer has served as the Head of Media and was a Managing Director in Houlihan Lokey’s TMT Corporate Finance Group, based out of Los Angeles, providing mergers and acquisitions, capital markets, financial advisory and financial restructuring services including the Weinstein Company and Relativity Media bankruptcies. Before joining Houlihan Lokey, Ms. Wieshofer was Partner and Managing Director at MESA, a boutique advisory investment bank, where she spearheaded investment banking, strategy, and valuation engagements for companies throughout the media space. Her background also includes Chief Financial Officer and EVP of Corporate Development at Lionsgate Entertainment where she oversaw the company’s mergers, acquisitions, and other strategic financial initiatives. Ms. Wieshofer’s experience also includes prominent roles at Media Rights Capital, Alliance Atlantis Communications and Coopers & Lybrand Chartered Accountants. Ms. Wieshofer is currently a member of the Board of Directors of Hycroft Mining Corporation (NASDAQ: HYMC) and a member of the Board of Directors at Acceso Impact, Inc. (acceso.org). Ms. Wieshofer holds a BA from Western University, an MBA from the Rotman School of Management, is a Canadian Chartered Accountant and obtained the ICD.D designation in 2018. She was granted an Arbor Award in 2019 by the University of Toronto and was recognized by Variety Magazine in the 2018 Dealmakers Impact Report.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

Board Audit Committee Investment Committee	Number of meetings attended 12 of 13 (92%)	Number of Audit Committee meetings attended 8 of 8 (100%) Number of Investment Committee meetings attended 8 of 8 (100%)	97%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

2,500	20,000	30,701

Principal Occupation during the Past 5 Years and Experience

Simon Ashton, Director Staines-upon-Thames, Surrey, England Age: 55	Director Since: February 23, 2022 Independent: Yes Other Public Board Membership: No

Mr. Ashton has extensive expertise in finance and business leadership and was recently Group Head of New Categories and Combustibles Finance at BAT. Throughout his nearly 30-year career with BAT, Mr. Ashton has led various Finance teams across Europe, Asia, the Middle East and Africa driving revenue growth, leading business transformation initiatives and finding innovative solutions to economic challenges. In addition, he also spent time in M&A, Operations Finance, and Audit.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance[5]

Board Investment Committee	Number of meetings attended 10 of 13 (77%)	Number of Investment Committee meetings attended 4 of 8 (50%)	64%

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

Nil	Nil	Nil

5  Following scheduling conflicts during Mr. Ashton’s first year of service, his attendance at meetings subsequent to January 2023 has been 100%.

Principal Occupation during the Past 5 Years and Experience

Karina Gehring, Director London, England Age: 56	Director Since: N/A Independent: Yes Other Public Board Membership: No

Bringing over 25 years of experience in marketing and trade at BAT, Mrs. Gehring is a seasoned executive proficient in commercial delivery, brand management, strategy, consumer insights and key account management. Leading diverse teams, she has played a pivotal role in transformative initiatives across Europe and Canada. She has successfully executed full portfolio brand repositioning, deepened BAT’s consumer understanding to foster connections beyond surface insights, and introduced innovative key account management programs. In her current role as the Global Head of Innovation Insights for New Categories at BAT, Mrs. Gehring leverages extensive knowledge and leadership to advance BAT’s vision for new categories.

Board/ Committee Memberships	Attendance at Board Meetings	Attendance at Committee Meetings	Overall Attendance

N/A	N/A	N/A	N/A

Securities Controlled or Directed as of the date of the Circular

Common Shares	Options	RSUs

Nil	Nil	Nil

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Company, none of the proposed directors is, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any other company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

where “order” refers to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 days.

Except as disclosed herein, to the knowledge of the Company, none of the directors of the Company:

(a)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

None of the proposed directors has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Stephen Smith is a director of MAV Beauty Brands Inc. (“MAV Beauty”). On November 14, 2023, MAV Beauty commenced voluntary proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in the Ontario Superior Court of Justice (Commercial List) in order to facilitate a restructuring through a going-concern sale of substantially all of the assets of MAV Beauty. On November 20, 2023, the Ontario Securities Commission issued a cease trade order in respect of the trading of MAV Beauty’s securities for the failure to file certain periodic reports following the commencement of the CCAA proceedings. During the CCAA proceedings, on December 8, 2023, MAV Beauty completed a sale of substantially all of the assets of the company and its subsidiaries to an affiliate of Nexus Capital Management LP. The trading of MAV Beauty’s common shares on the TSX has halted and the TSX will delist MAV Beauty’s common shares on December 21, 2023. Mr. Smith is expected to resign as a director of MAV Beauty on December 20, 2023.

Appointment of Auditor

The present auditor of the Company is KPMG LLP. KPMG LLP was appointed as auditor of the Company on December 14, 2020. The Board is recommending the re-appointment of KPMG LLP as the independent auditor of the Company, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Board be authorized to fix the remuneration of the auditors.

In the absence of contrary instruction, the management appointee acting as a proxyholder will vote FOR the re-appointment of the firm of KPMG LLP as auditors of the Company and to authorize the Board to fix KPMG’s remuneration.

The Investment

The Investment, which was originally announced on November 5, 2023, marks a significant expansion of the Investor’s investment in the Company, which currently has beneficial ownership of 18.8% of the Company’s issued and outstanding Common Shares as of the Record Date of the Meeting. The majority of the funds from the Investment will be used by Organigram to create the Jupiter Pool, a strategic investment pool, that will target investments in emerging cannabis opportunities, enabling the Company to apply its industry-leading capabilities to new markets. The Investment will allow Organigram to deliver on its stated ambition to extend its footprint beyond Canada, while strengthening its financial position for long-term, sustainable growth.

The Investment is structured such that the Investor’s beneficial ownership of the Company’s issued and outstanding Common Shares is limited to a 30% Common Share Limit, which shall restrict the Investor’s voting control of the Company to 30.0% of the outstanding voting shares. In order to effect the Investment without exceeding the 30% Common Share Limit, the Company intends to create the new class of Class A Preferred Shares which shall mirror the terms of the Common Shares, apart from being non-voting and convertible into Common Shares (subject to the Conversion Limitation (as defined and described below). To the extent that the Investor’s entitlement to Shares would exceed the 30% Common Share Limit, the Company shall issue any remaining balance of the Investor’s entitlement under the Investment as Class A Preferred Shares.

The Investment, which is governed by the Subscription Agreement, will be implemented in the following three tranches, each subject to the satisfaction of certain conditions: (i) 12,893,175 Shares for the First Tranche Subscription Proceeds will be issued within three business days following the date upon which all the First Tranche closing conditions are satisfied or waived, or such earlier date as the parties may mutually agree, currently expected to be on or around January 23, 2024; (ii) 12,893,175 Shares for the Second Tranche Subscription Proceeds will be issued on or around August 30, 2024; and (iii) 12,893,175 Shares for the Third Tranche Subscription Proceeds will be issued on or around February 28, 2025, for aggregate subscription proceeds of C$124,559,674.36 or a price of C$3.2203 per Share.

In connection with the closing of the First Tranche, the Company and the Investor will enter into the Amended & Restated IRA, which will amend and restate the Original IRA, pursuant to which the Investor currently has, among other things, customary registration rights, pre-emptive rights, top-up rights, information rights and nomination rights. The primary amendments to the Original IRA, which are described in further detail in the Circular, are as follows:

(a)

the Investor shall be permitted to designate 30% of the nominees to be elected to the Company’s Board for so long as it holds at least 30% of the Shares (measured on a partially-diluted basis), provided however that between the closing of the First Tranche and the Second Tranche, the Investor shall be entitled to designate 30% of such nominees as long as the Investor holds at least 25% of the Shares (measured on a partially-diluted basis);

(b)

the existing Top-Up Rights shall be modified to allow the Investor up to twelve (12) months following the closing of the Third Tranche to exercise any Top-Up Rights that arise from the date of the Subscription Agreement to the closing of the Third Tranche;

(c)	the Investor shall be granted demand registration rights; and

(d)	the Investor shall be granted specified consent rights over certain fundamental actions to be taken by the Company.

In the aggregate, the Company is requesting that Shareholders approve the issuance of up to 183,679,525 Common Shares in connection with the Investment, comprised of the following:

•	up to 38,679,525 Common Shares to be issued to the Investor at the Per Share Price pursuant to the Investment;

•

up to 55,000,000 Common Shares upon the conversion of the Class A Preferred Shares in accordance with the terms of the Class A Preferred Shares (assuming the full accretion of the Class A Preferred Shares); and

•

up to 90,000,000 Common Shares pursuant to the Top-Up Rights (provided that Class A Preferred Shares shall be issued upon the exercise of the Top-Up Rights if the Investor’s ownership of Common Shares exceeds the 30% Common Share Limit) at a price per Common Share of no less than C$1.25 (the “Floor Price”) (such pool to be used to the extent that the rules of the TSX require shareholder approval of any issuance of Common Shares under the Top-Up Rights).

If the Investment is completed, based on the issued and outstanding share capital of the Company as of the Record Date, the Investor will hold an approximate 45.0% equity interest in the Company upon closing of the Third Tranche (assuming full conversion of the Class A Preferred Shares and excluding any accretion of the Class A Preferred Shares) and a 30.0% voting interest in the Company, as more particularly described in the Circular.

Background to the Investment

On March 11, 2021, the Investor made an initial investment in the Company of approximately C$221 million on a private placement basis to acquire approximately 58.3 million Common Shares (the “Initial Investment”), which, at the time, represented a 19.9% equity interest on a post-transaction basis.

In connection with the Initial Investment, the Company and the Investor entered into the Original IRA, pursuant to which the Investor received certain rights, including pre-emptive rights to participate in equity issuances to maintain its percentage shareholding, subject to customary exceptions, and periodic top-up rights to permit the maintenance of its percentage ownership following exempt issuances. The Original IRA includes customary pro rata piggy-back registration rights in favour of the Investor, along with certain share transfer restrictions for the Investor’s Shares in the Company. The Original IRA entitles the Investor to appoint (i) 20% of the Board for so long as it holds at least 15% of the issued and outstanding Common Shares, and (ii) 10% of the Board so long as the Investor holds at least 10% of the issued and outstanding Common Shares.

The Company and the Investor also entered into a Product Development Collaboration Agreement (the “PDC Agreement”), pursuant to which a “Centre of Excellence” was established by the parties to focus on developing the next generation of cannabis products. Each party contributed scientists, researchers, and product developers to the Centre of Excellence, to be overseen by a steering committee consisting of an equal number of senior members from each of BAT and Organigram. Pursuant to the terms of the PDC Agreement, the Investor and Organigram granted each other a licence to certain intellectual property to enable the joint development of novel products, including vapour products, oral products and other products. Both parties were granted the ability to independently commercialise any products developed as a result of the collaboration under their own brands.

The Company is of the opinion that current market conditions are optimal for investment for several reasons, including that: (i) emerging cannabis legalization trends are happening at a global level, and the adult consumer base is expanding, creating high-growth opportunities; (ii) a large proportion of cannabis companies continue to be undervalued compared to their market potential, creating conditions for a “buyer’s market”; (iii) many cannabis companies are looking for strategic investors to help scale their businesses, resulting in a high volume of inbound deal opportunities; and (iv) products arising from the PDC Agreement are nearing commercialization by the Company, and initial testing had been very positive.

As a result, Organigram and BAT commenced discussions regarding a potential follow-on investment from the Investor and the creation by the Company of the Jupiter Pool, a strategic investment pool for the Company to make investments in and/or acquisitions of private and public companies or other emerging growth opportunities related to the cannabis sector. The Jupiter Pool would allow Organigram to bring the parties’ innovations to legal markets beyond Canada, reaching new adult consumers globally. Throughout the summer of 2023, the parties continued to discuss various aspects of the proposed transaction, including possible transaction structures, pricing, revisions to the investor rights agreement in favour of the Investor and the strategic governance terms for the Jupiter Pool.

In May 2023, Stikeman Elliott LLP (“Stikeman”), legal counsel to the Investor, provided Organigram with a draft term sheet reflecting the discussions between the parties to date and containing proposed terms and conditions for the Investment. Discussions between the parties continued over the following months, during which period representatives of the parties negotiated the draft term sheet and Stikeman began conducting diligence on the Company.

On July 4, 2023, the Investment Committee met to discuss the Investment. On July 7, 2023, the Board held a meeting at which they received an update from the Investment Committee. The Investment Committee and the Board discussed the benefits and risks of the proposed transaction and the prospect of an expanded relationship with the Investor. In assessing the transaction, the Board considered views provided by the Investor with respect to its proposal to increase its position in the Company. The Board discussed the benefits of the transaction and the availability of financing to support the Company’s growth prospects.

The Board also considered the benefits of a stronger relationship with BAT, including BAT’s global presence as a leading consumer goods business with sophisticated management, innovative product platforms, a dedication to research and development, deep consumer insights, regulatory expertise and a commitment to responsible stewardship and consumer safety. In assessing the proposed transaction, the Board assessed the merits of the transaction, its prospects for the use of proceeds from the transaction and a variety of potential risks and adverse considerations that the transaction presented for the Company. Simon Ashton, a director of the Board, recused himself from these discussions and subsequent meetings regarding the Investment due to his affiliation with BAT. No contrary views were expressed or made by any director in these discussions.

Representatives of Goodmans LLP, legal counsel to Organigram (“Goodmans”), advised the Board that the proposed transaction would require “minority approval” and “disinterested approval” by the Disinterested Shareholders in accordance with MI 61-101 and the rules of the TSX. However, they advised the Board that a “formal valuation” under MI 61-101 would not be required in connection with the Investment.

From July 2023 to early November 2023, representatives from Goodmans and Stikeman participated in discussions and negotiations with representatives from the Investor and the Company. During such meetings, the parties discussed and negotiated the terms and conditions upon which the Investment would be completed. During this period, representatives from Goodmans and Stikeman prepared and negotiated drafts of the proposed Subscription Agreement and Amended & Restated IRA for review and consideration by the parties.

On October 29, 2023, the Board met again to consider the Investment. During the meeting, members of management formally presented the settled terms of the Investment. In assessing the Investment, the Board considered the reasons for and the risks in relation to the transaction described further in this Circular. The Board also considered whether the Investment was in the best interests of the Company and fair and reasonable to the Shareholders. The Board considered, among other factors: (i) the terms of the Subscription Agreement and the Amended & Restated IRA; (ii) the terms and pricing of the Investment; (iii) management’s view and analysis of the Investment; (iv) the business and standing of BAT; (v) that the Investment must be approved by the TSX and cleared under the Competition Act; (vi) that the Investment required a Shareholders’ meeting and Disinterested Shareholder approval; and (vii) consulted with its legal advisors.

After discussion and consideration, the Board concluded that the Investment was fair and reasonable to the Shareholders and the significant benefits to the Company of the Investment justified pursuing and advancing the Investment. The Board unanimously approved (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) the Investment, along with the entering into of the Subscription Agreement and the Amended & Restated IRA (upon the closing of the First Tranche) and related matters.

During the evening of November 3, 2023, representatives of Organigram and the Investor, together with their respective legal counsel, settled the terms of the proposed transaction and the Subscription Agreement and the Amended & Restated IRA. Stikeman advised Organigram that the board of directors of the Investor had approved the proposed transaction. Late in the evening of November 5, 2023, the Investor and Organigram executed and delivered the Subscription Agreement, and a press release announcing the Investment was disseminated early in the morning on November 6, 2023.

Recommendation of the Board

The Board, having undertaken a thorough review of, and having carefully considered the terms of the Investment, and after consulting with its legal advisors, has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) determined that the Investment is in the best interests of the Company and determined that the terms and conditions of the Investment are fair and reasonable to the Shareholders (other than the Investor). Accordingly, the Board has unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) approved the Investment and recommends that you vote FOR the Investment Resolutions.

Reasons for the Board Recommendation

In making its recommendation that Shareholders vote FOR the Investment Resolutions, the Board carefully considered a number of factors, including those listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company, after having undertaken a thorough review of, and having carefully considered the terms of, the Investment, and after consulting with its legal advisors.

The following summary of the information and factors considered by the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Investment. In view of the variety of factors and the amount of information considered in connection with the consideration of the Investment, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The Investment was determined to be in the best interests of the Company and fair to all Shareholders (other than the Investor) and unanimously (with Simon Ashton, being a Board representative nominated by the Investor, abstaining) approved by the Board. The Board recommends that Shareholders vote FOR the Investment Resolutions.

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Provides Substantial Financial Capital to Invest in Growth Opportunities through the Jupiter Pool. If the Investment closes, the aggregate subscription price payable by the Investor to the Company over the course of three tranches will be approximately C$124.6 million. The majority of the Investment will be used by Organigram to create the Jupiter Pool, a strategic investment pool which will target investments in emerging cannabis opportunities. The Investment provides Organigram with the financial strength and resources required to continue Organigram’s strategic growth plans, enabling further geographic, technological and product expansion. The Investment will, over the course of three tranches, increase the Company’s working capital which will provide Organigram with the flexibility to pursue new opportunities and expand on existing initiatives aimed at fueling net revenue growth and achieving EBITDA objectives, cementing the Company’s position as both a current and future market leader.

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Builds on the Foundations of the Product Development Collaboration. In March 2021, Organigram and BAT entered into the PDC Agreement, which was established to leverage the expertise of both companies in order to develop the next generation of non-combustible cannabis products. The PDC Agreement has already provided Organigram’s commercial business with significant benefits both from a scientific development standpoint and in terms of revenue driving product capability. BAT’s increased support of Organigram will accelerate the parties’ focus on innovative cannabis science and R&D outside of combustibles, with developments including a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions. Organigram expects these innovations to deliver market share and revenue growth for the Company, appealing to a broad range of adult consumers seeking new, progressive cannabis formats.

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Offers Capitalization Today at a Premium to the Common Share Trading Price, allowing the Company to avoid Future Dilution. The Investor is acquiring the Shares at a price of C$3.2203 per Share, which represented a premium to the closing price of the Company’s Common Shares on November 3, 2023 (being the last trading day prior to announcement of the Investment). The Investor’s investment provides Organigram with sufficient resources to fund ambitious and robust long-term growth plans. The Investment provides the Company with the financial flexibility to strategically invest in and/or acquire assets, without having to raise additional capital. Additional funding requirements may slow down, due to process time and market risks, potentially impeding the Company’s growth prospects. BAT’s confidence in Organigram’s capabilities provides a rationale for a premium to the Company’s historical share price. In a subsequent capital raising event, the Company risks raising capital at a discount to market prices, leading to incremental dilution or unfavourable financing terms.

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Expands Partnership with BAT, a Global Leading Multi-Category Consumer Goods Business. While the Investor currently holds an 18.8% equity stake in the Company, the Investment would result in the Investor holding a significantly larger voting interest of 30.0% and an approximate 45.0% overall equity interest (assuming the full conversion of the Class A Preferred Shares and excluding any accretion of the Class A Preferred Shares and based on the issued and outstanding share capital of the Company as of the Record Date) (see the description of how these percentages are calculated under the heading “Questions and Answers About the Investment – What will the impact of the Investment be on the Company?”). The strengthened partnership will enable Organigram to scale its business, while continuing to leverage BAT’s extensive experience in R&D, deep consumer insights and regulatory expertise.

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Shareholder Approval. The Investment will not be completed unless the Investment Resolutions are approved by the requisite thresholds, including the approval of the Share Issuance Resolution by not less than a majority of the votes cast at the Meeting by the Disinterested Shareholders in accordance with MI 61-101 and the TSX Company Manual. See “- MI 61-101 Requirements and “–TSX Requirements”.

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BAT’s Certainty to Provide Financing. Relative to other capital raising alternatives, in either debt or future equity markets, the Board is confident in the Investor’s ability to finance and close the Investment. Should the Investment not be completed and the Board decide to seek another source of capital, there is no assurance that the Company will receive financing or sufficient financing from another party on similar or more favorable terms.

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Likelihood of Closing. The obligation of the Investor to complete the Investment is subject to a limited number of closing conditions (and the Competition Act Closing Condition (as defined and described in this Circular) has already been satisfied) and is not subject to any financing condition. Additionally, if the Investor terminates the Subscription Agreement as a result of the Change in Law Closing Condition (as defined below in Business of the Meeting – The Investment – Investment Agreements – Subscription Agreement) not being satisfied on or before the closing of the First Tranche, the Second Tranche or the Third Tranche (as applicable), the Investor will be required to pay to the Company a termination fee in an amount of cash equal to 100% of the First Tranche Subscription Proceeds, 75% of the Second Tranche Subscription Proceeds, or 50% of the Third Tranche Subscription Proceeds (as applicable).

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The Investor’s Covenants in Favour of Organigram. For a period of two years following the date of the Amended & Restated IRA, the Investor will not, without the consent of the Company, and subject to certain exceptions, directly or indirectly or jointly or in concert with any other person: (i) acquire any additional securities of the Company or its subsidiaries, enter into any acquisition of or business combination involving the Company or its subsidiaries, solicit proxies from the Shareholders or otherwise attempting to influence the conduct of the Shareholders, make any public announcement or take any action with respect to the foregoing, or advise, assist or encourage any other person to do, or take any action inconsistent with, any of the foregoing. Further, for one year following the date of the Amended & Restated IRA, the Investor will not transfer its Shares of the Company, subject to certain exceptions. These covenants in favour of the Company are intended to provide market stability and preserve the value of the Shares. See “Business of the Meeting – The Investment – Investment Agreements – Amended and Restated Investor Rights Agreement” for further details.

Risk Factors Concerning the Investment

In the course of its deliberations, the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Investment, including the following:

•	the Investment will result in significant dilution to Shareholders;

•	the Company may fail to realize the anticipated benefits of the Investment;

•	the Investor will become a “control person” of the Company (as defined in the Securities Act (Ontario)) following the closing of the First Tranche of the Investment;

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the Investment will result in the Investor holding a significant voting interest in the Company, giving it significant influence over the Company, including the ability to nominate up to 30% of the members of the Board and certain contractual shareholder approval rights over fundamental actions to be taken by the Company;

•	the Investment is subject to the satisfaction or waiver of certain closing conditions;

•	the Subscription Agreement may be terminated in certain circumstances;

•	if the Subscription Agreement is terminated or the Investment is not consummated, there could be an adverse effect on the Company;

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the Company did not conduct a market canvass or run an auction for a broader strategic transaction, and if the Company had run such a process, alternative value-generating transactions might have come to light that would provide greater benefit to the Company or that would provide direct value to Shareholders; and

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subject to certain temporary restrictions set out in the Amended & Restated IRA, the Investor is not contractually committed to maintaining its equity stake in the Company at current levels or at all, and if the Investor sells some or all of its Shares, including the Shares to be issued in connection with the Investment, the Company may not realize the benefits of the Investor’s partnership.

The Board’s reasons for approving the Investment and recommending that Shareholders vote for the Investment Resolutions include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Caution Regarding Forward-Looking Statements” and “– Risk Factors”.

Investment Resolutions

In order for the Investment to proceed, Shareholder approval of each of the Articles of Amendment Resolution and the Share Issuance Resolution is required.

Share Issuance Resolution

At the Meeting, the Disinterested Shareholders will be asked to consider and, if thought advisable, approve the Share Issuance Resolution, the full text of which is set forth in Appendix “A” to the Circular. The Share Issuance Resolution are required to permit the Company to issue up to 183,679,525 Common Shares in connection with the Investment, comprised of the following:

•	up to 38,679,525 Common Shares to be issued to the Investor at the Per Share Price pursuant to the Investment;

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up to 55,000,000 Common Shares upon the conversion of the Class A Preferred Shares in accordance with the terms of the Class A Preferred Shares (assuming the full accretion of the Class A Preferred Shares); and

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up to 90,000,000 Common Shares pursuant to the Top-Up Rights (provided that Class A Preferred Shares shall be issued upon the exercise of the Top-Up Rights if the Investor’s ownership of Common Shares exceeds the 30% Common Share Limit) at a price per Common Share of no less than the Floor Price (such pool to be used to the extent that the rules of the TSX require shareholder approval of any issuance of Common Shares under the Top-Up Rights).

The maximum number of 183,679,525 Common Shares issuable in connection with the Investment represents approximately 226.31% of the outstanding Common Shares as of the Record Date.

The up to 38,679,525 Common Shares noted above will be issued in three tranches to the Investor at the Per Share Price for the Aggregate Subscription Proceeds pursuant to the terms of the Subscription Agreement. If, after giving effect to the closing of any tranche, the Investor’s beneficial ownership of Common Shares would exceed the 30% Common Share Limit, the Company shall issue to the Investor the greatest number of Common Shares issuable pursuant to such tranche without exceeding the 30% Common Share Limit, and shall issue the balance of the Shares issuable in such tranche as Class A Preferred Shares. See “Questions and Answers about the Investment – What is the Investment?”.

The up to 55,000,000 Common Shares noted above that are issuable upon the conversion of the Class A Preferred Shares, shall be reserved for issuance in the event that such Class A Preferred Shares are converted into Common Shares in accordance with their terms. The number of Common Shares reserved assumes the full accretion of the Class A Preferred Shares (as described above in “Business of the Meeting – The Investment – Articles of Amendment Resolution”).

In accordance with the terms of the Amended and Restated IRA, within 30 days of the end of the second quarter of each fiscal year, or within 20 business days of the reasonable request of the Company, the Investor will convert such number of Class A Preferred Shares into Common Shares as is required to hold the maximum number of Common Shares permitted under the terms of the Class A Preferred Shares, being the Conversion Limitation (as defined below); provided, that, the Investor may elect not to complete such conversions within the applicable timeline by delivering written notice to the Company confirming its election not to convert Class A Preferred Shares and irrevocably suspending the accretion on all Class A Preferred Shares held by the Investor as of the date of such written notice.

Pursuant to the Amended & Restated IRA, in the event that the Company is required to seek further approval from the TSX, the NASDAQ and/or its shareholders in order to issue Common Shares upon the conversion of any Class A Preferred Shares, the Company will be required to use commercially reasonable efforts to take, or cause to be taken, all necessary steps to obtain such approval(s). The Investor will not be allowed or required to convert any of its Class A Preferred Shares into Common Shares until the Company has received the requisite approval to permit the issuance of such Common Shares.

The up to 90,000,000 Common Shares noted above that are issuable upon the exercise of the Top-Up Rights (as described below in “Business of the Meeting – The Investment – Investment Agreements – Amended and Restated Investor Rights Agreement”) shall be reserved for issuance in the event that the TSX Company Manual requires shareholder approval of the issuance of Common Shares upon the Investor exercising its Top-Up Rights pursuant to the terms of the Amended & Restated IRA.

The issuance of Common Shares pursuant to the exercise of the Top-Up Rights shall be subject to the 30% Common Share Limit. As a result, if the issuance of Common Shares upon the Investor exercising its Top-Up Rights would result in the Investor’s aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Class A Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict the Investor’s voting control to 30.0% of the issued and outstanding Common Shares. Such Class A Preferred Shares would be convertible into Common Shares in accordance with their terms.

Although it is not possible to determine the exact number of Common Shares that may be issued pursuant to the Top-Up Rights, the Company is requesting that Shareholders approve the issuance of up to 90,000,000 Common Shares at a price per Common Share of no less than the Floor Price in order to ensure that any Shares issued in connection with the exercise of the Top-Up Rights are issued in compliance with subsection 607(e) of the TSX Company Manual. The Company will only draw from such pool of Common Shares to the extent that the TSX Company Manual requires shareholder approval of such issuance of Common Shares upon the Investor exercising its Top-Up Rights. In the event that more than the 90,000,000 reserved Common Shares are issuable pursuant to the exercise of the Top-Up Rights, the price at which the Common

Shares in excess of such number are issued shall be priced in accordance with the requirements of the TSX Company Manual at such time. See “Business of the Meeting – The Investment – TSX Requirements” for further details.

The Amended & Restated IRA will provide that if the Company is required and is seeking approval of its shareholders to issue any securities, the Company shall be required to concurrently seek any approval from its shareholders required under the rules of the TSX, the NASDAQ or any other stock or securities exchange on which the Company’s securities are listed and/or traded to allow the Investor to exercise any Top-Up Right then exercisable or that would be exercisable as a result of such issuance.

The Investment is considered to be a “related party transaction” within the meaning of MI 61-101. In addition, (i) the Investment will materially affect the control of the Company; (ii) the number of Shares to be issued to the Investor in the Investment, an insider of the Company, exceeds 10% of the total number of issued and outstanding Common Shares of the Company; and (iii) the price of the Common Shares issued to the Investor in connection with the Investor’s exercise of its Top-Up Rights could be issued at a price below the market price less the maximum allowable discount under the TSX Company Manual. As such, pursuant to both MI 61-101 and the rules of the TSX, the Share Issuance Resolution will require the affirmative vote of at least a simple majority of the Disinterested Shareholders, present or represented by proxy at the Meeting. The Common Shares beneficially held by the Investor will be the only Common Shares excluded from the vote for the purposes of determining whether such “minority approval” and “disinterested shareholder approval” has been obtained. See “Business of the Meeting – The Investment – MI 61-101 Requirements” and “Business of the Meeting – The Investment – TSX Requirements”.

The Share Issuance Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the Investment, without further notice to, or approval of, the Shareholders.

The Company may not proceed with the Investment without obtaining the requisite Shareholder approval for the Share Issuance Resolution. Accordingly, the Board recommends that Shareholders vote FOR the Share Issuance Resolution. The enclosed form of proxy or voting instruction form permits Shareholders to vote FOR or AGAINST the Share Issuance Resolution. If you do not specify how you want your Common Shares voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the Share Issuance Resolution.

Articles of Amendment Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Articles of Amendment Resolution, the full text of which is set forth in Appendix “B” to the Circular. The Articles of Amendment Resolution will approve the Articles of Amendment of the Company in order to create a new class of Class A Preferred Shares to be issued in the Investment. The terms of the Class A Preferred Shares are summarized below, which summary is qualified in its entirety by reference to the full text of the Articles of Amendment relating to the Articles of Amendment Resolution, which is substantially in the form attached as Appendix “C” to this Circular.

Class A Preferred Shares

Unless required by law, the holders of Class A Preferred Shares will neither be entitled to attend any general meeting of the Shareholder nor vote at any such meeting. In the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Class A Preferred Shares shall be entitled to participate pari passu with the holders of Common Shares, on an as converted basis, notwithstanding the application of the 30% Threshold (as defined in the Subscription Agreement) to any actual conversion of Class A Preferred Shares.

The holders of Class A Preferred Shares will be entitled to receive dividends as and when declared by the Board in such amounts and in such form as the Board may determine from time to time. The Board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares) on the Class A Preferred Shares unless the Board simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares or Common Shares) on the Common Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares.

In the event that the Common Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Common Shares, an appropriate adjustment, as determined in good faith by the Board, shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of those shares.

The Class A Preferred Shares will not be listed for trading on the TSX or on any other stock exchange and, other than to affiliates, are non-transferrable.

Conversion of the Class A Preferred Shares

Subject to the Conversion Limitation (as defined below), the Class A Preferred Shares shall be convertible into Common Shares at the option of the holder without payment of any additional consideration by the holder thereof. Initially, the conversion rate shall be one-for-one, however, commencing on the date on which a Class A Preferred Share is first issued, subject to certain exceptions, the conversion rate of such Class A Preferred Share shall accrete at a rate of 7.5% per annum, compounded annually, until such time as the holders of all of the issued and outstanding Class A Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the issued and outstanding Class A Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

In accordance with the terms of the Amended and Restated IRA, within 30 days of the end of the second quarter of each fiscal year of the Company, or within 20 business days after the reasonable request of the Company, the Investor will convert such number of Class A Preferred Shares into Common Shares as is required to hold the maximum number of Common Shares permitted under the terms of the Class A Preferred Shares, being the Conversion Limitation (as defined below). However, the Investor may elect not to complete such conversion by delivering written notice to the Company confirming its election not to convert Class A Preferred Shares. Such election irrevocably suspends the accretion on all Class A Preferred Shares held by the Investor as of the date of such written notice.

Limitation on the Conversion of the Class A Preferred Shares

The Class A Preferred Shares will not be convertible, to the extent that after giving effect to all permitted issuances after such conversion of Class A Preferred Shares, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder exercising such right of conversion, his, her or its affiliates, associates, related parties and any joint actors would exceed the 30% Common Share Limit (the “Conversion Limitation”). However, the Conversion Limitation shall not apply to the conversion of Class A Preferred Shares, where such conversion is made in to facilitate the sale, transfer, assignment or similar disposition of Common Shares to a person dealing at arm’s length with the holder of Class A Preferred Shares (a “Disposition”); provided that, (i) if the Disposition is not completed for any reason, such conversion shall be deemed to not to have occurred, and (ii) if the Disposition is completed, immediately following such Disposition, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder of Class A Preferred Shares, together with its affiliates, associates, related parties and any joint actors, remains below the 30% Common Share Limit. Notwithstanding the foregoing, the Board may by resolution waive the application of the Conversion Limitation, to any exercise or exercises of the conversion right to which the Conversion Limitation would otherwise apply, or to future Conversion Limitations generally, including with respect to a period of time.

Notwithstanding any other provision of the terms of the Class A Preferred Shares, the holder of Class A Preferred Shares may elect to suspend any of its rights pursuant to such terms by written notice to the Company, including without limitation its right to receive dividends pursuant to such terms.

To be effective, the Articles of Amendment Resolution must be approved by at least two-thirds of the votes cast by the Shareholders, present in person or represented by proxy, at the Meeting.

The Articles of Amendment Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the Investment, without further notice to, or approval of, the Shareholders.

The Company may not proceed with the Investment without first obtaining the requisite Shareholder approval for the Articles of Amendment Resolution. Accordingly, the Board recommends that Shareholders vote FOR the Articles of Amendment Resolution. The enclosed form of proxy or voting instruction form permits Shareholders to vote FOR or AGAINST the Articles of Amendment Resolution. If you do not specify how you want your Common Shares voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the Articles of Amendment Resolution.

Investment Agreements

Subscription Agreement

The following summary of the Subscription Agreement does not purport to be a complete description of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the full text of the Subscription Agreement. A copy of the Subscription Agreement is available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

(a)	Representations and Warranties and Covenants

The Subscription Agreement contains customary representations and warranties made by the Company to the Investor in respect of the Company and its subsidiaries and customary representations and warranties made by the Investor to the Company. The Subscription Agreement contains certain pre-closing covenants, including, among other things, agreements by the Company and the Investor to use commercially reasonable efforts to obtain any required regulatory approvals.

The Company covenants to hold the Meeting to obtain the requisite shareholder approval of the Investment and related matters as soon as reasonably practicable, but in any event, no later than February 28, 2024. The Subscription Agreement contains customary voting and support covenants of the Investor in connection with the approval of matters related to the Investment at the Meeting, which require the Investor to vote in favour of the Articles of Amendment Resolution.

The Company also covenants that from the closing of the First Tranche to the closing of the Second Tranche, the Investor shall be entitled to designate 30% of the nominees to be elected to the Company’s board of directors for so long as the Investor beneficially owns 25% of the Shares (measured on a partially diluted basis), in accordance with the nomination procedures set out in the Amended & Restated IRA.

In addition, the Company covenants not to issue or obligate itself to issue any securities, including Shares, during the term of the Subscription Agreement, except (i) (A) with the prior written consent of the Investor, (B) as permitted under the Company’s equity incentive plans, (C) as expressly contemplated by or pursuant to the Investor’s top-up and pre-emptive rights under the Amended & Restated IRA, or (D) at a price that is at or above the Per Share Price, and (ii) initially up to 15,756,648 Shares (based on estimated pro forma shareholdings that would result in the Investor owning at least 40% of the Company’s issued and outstanding Shares as of the date of the Subscription Agreement if the First Tranche, the Second Tranche, and the Third Tranche were completed) at any price, but subject to increase as agreed to by the Company and the Investor acting reasonably, if the number of Shares outstanding increases over time.

(b)	Conditions Precedent to the Closing of the Three Tranches

The closing of the First Tranche, the Second Tranche and the Third Tranche, as applicable, are subject to the satisfaction or waiver of the following closing conditions in favour of each of the Investor and the Company: (i) all approvals, consents and authorizations necessary for the consummation of the transactions contemplated by the Subscription Agreement shall have been obtained, including the approval of the Investment and the listing of the Common Shares issuable in connection with the Investment (including the Common Shares underlying the Class A Preferred Shares) by the TSX and the notification to the NASDAQ of the Company’s listing of the Common Shares issuable in connection with the Investment (including the Common Shares underlying the Class A Preferred Shares) on the NASDAQ; and (v) other usual and customary conditions for transactions of this nature.

On November 23, 2023, the Commissioner issued an ARC pursuant to section 102 of the Competition Act in respect of the Investment. The issuance of the ARC satisfies the Competition Act Closing Condition. See “Business of the Meeting – The Investment – Other Regulatory Matters – Competition Act Clearance” for further details.

The closing of the First Tranche, the Second Tranche and the Third Tranche, as applicable, are also conditional on the following conditions in favour of the Investor: (i) the Company shall have performed and complied in all material respects with all covenants and agreements required by the Subscription Agreement to be performed or complied with by it on or prior to closing the First Tranche, the Second Tranche, and the Third Tranche, as applicable; (ii) the Company Fundamental Representations (as defined in the Subscription Agreement) shall be true and correct on closing of the First Tranche, the Second Tranche, and the Third Tranche, in each case, other than de minimis inaccuracies, as applicable, and all other representations and warranties of the Company shall be true and correct on the date of the Subscription Agreement and shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) on each of the First Tranche Closing Date, the Second Tranche Closing Date and the Third Tranche Closing Date, as applicable, as if made on such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in the Subscription Agreement), which representations and warranties shall be true and correct in all respects) on and as of such earlier date);(iii) the consummation of the First Tranche, the Second Tranche and the Third Tranche, as applicable, not being reasonably expected to result any change, event, occurrence, violation, inaccuracy, circumstance, development or effect that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, capitalization, liabilities, condition or results of operations of BAT and/or its subsidiaries taken as a whole, that arises from or would arise from the closing the First Tranche, the Second Tranche, or the Third Tranche (as applicable), except any such change, event, occurrence, violation, inaccuracy, circumstance, development or effect resulting from a decision of the board of directors of BAT or by senior management of BAT (such event, a “BAT Material Adverse Effect”); and (iv) the Investor, acting in good faith and reasonably, has not made a determination that, as a result of the passing of (A) a change to or interpretation of a law or an order by a governmental authority, or (B) the making of a policy, decision, position or guidance by a governmental authority, material counterparty or material stakeholder of BAT and/or its subsidiaries, the consummation of the First Tranche, Second Tranche or Third Tranche, as applicable, would reasonably expected to cause BAT and/or its subsidiaries to suffer losses material in proportion to the value of the First Tranche, the Second Tranche, or the Third Tranche (as applicable) (such event, a “Change in Law”, and such closing condition, the “Change in Law Closing Condition”).

The closing of the First Tranche, the Second Tranche and the Third Tranche, as applicable, are also conditional on the following conditions in favour of the Company: (i) the Investor shall have performed and complied in all material respects with all covenants and agreements required by the Subscription Agreement to be performed or complied with by it on or prior to the closing of the First Tranche, the Second Tranche, or the Third Tranche, as applicable; and (ii) the representations and warranties of the Investor shall be true and correct on the date of the Subscription Agreement and shall be true and correct on closing of the First Tranche, the Second Tranche and the Third Tranche, as applicable, as if made on and as at such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date).

If one or more closing conditions are unable to be satisfied on or before closing of the First Tranche, the Second Tranche, or the Third Tranche, as applicable, the parties shall use their commercially reasonable efforts for a period of not less than thirty (30) days to satisfy such conditions (or, in the case of the Change in Law Closing Condition), to address such matters of concern such that the condition may be satisfied) and, if such condition is ultimately satisfied, the parties shall proceed with the closing of the First Tranche, Second Tranche or Third Tranche, as applicable, at the time such condition is satisfied.

With respect to the Company’s representations and warranties, the Subscription Agreement permits the Company to modify or supplement the disclosure letter delivered thereunder to further qualify its representations and warranties pursuant to Section 3.1 at the closing of each of the First Tranche, the Second Tranche and the Third Tranche, as applicable, but only to the extent: (i) that, in the absence of such supplement(s) or modification(s), the closing conditions in favour of the Investor related to the Company’s compliance with covenants and the truth of the Company’s representations and warranties would nonetheless be satisfied as of the closing of each of the First Tranche, the Second Tranche and the Third Tranche, as applicable; (ii) such supplement(s) or modification(s) result from changes arising in the ordinary course; or (iii) the anticipated breach of the closing conditions in favour of the Investor related to the Company’s compliance with covenants and the truth of the Company’s representations and warranties disclosed in such supplement(s) or modification(s) was waived in writing by the Investor.

(c)	Termination of the Subscription Agreement

Prior to the closing of the Third Tranche, the Subscription Agreement may be terminated by (i) by the mutual written agreement of the parties; or (ii) by the Company or the Investor, if either of their respective closing conditions cannot be satisfied on or before any applicable tranche closing date. Notwithstanding the foregoing, if any condition is unable to be satisfied, the Subscription Agreement requires the parties to use commercially reasonable efforts to satisfy the condition within 30 days (and in the case of the Change in Law Closing Condition to address such matters of concern such that the condition may be satisfied), and neither party may terminate the Subscription Agreement if the failure to satisfy such condition was caused by such party’s material breach of any covenant, agreement, representation or warranty contained in the Subscription Agreement.

If the Investor terminates the Subscription Agreement as a result of the Change in Law Closing Condition not being satisfied on or before the closing of the First Tranche, the Second Tranche or the Third Tranche, as applicable, the Investor will be required to pay to the Company a termination fee (the “Termination Fee”) in an amount of cash equal to 100% of the First Tranche Subscription Proceeds, 75% of the Second Tranche Subscription Proceeds, or 50% of the Third Tranche Subscription Proceeds (as applicable based on which of the closing of First Tranche, the Second Tranche, or the Third Tranche is next to occur) by wire transfer of immediately available funds.

Notwithstanding the foregoing, if the failure to satisfy the Change in Law Closing Condition relates to payment processing matters and also prohibits the Investor from paying the Termination Fee, and provided further that the parties, acting reasonably and in good faith, were unable to find alternative methods to transfer funds to the Company, the Investor shall surrender to the Company such number of Common Shares as corresponds to the full amount of the unfunded Aggregate Subscription Proceeds divided by the Per Share Price.

(d)	Use of Proceeds

The majority of the investment will be used by the Company to fund the Jupiter Pool, a strategic investment pool. The Jupiter Pool will be used to make investments in and/or acquisitions of private and public companies or other businesses or assets related to the cannabis sector.

Pursuant to the terms of the Subscription Agreement, and unless consented to in writing by the Investor in advance, one-half of the subscription proceeds of the First Tranche and the Second Tranche and all of the subscription proceeds from the Third Tranche will be used to fund the

Jupiter Pool. The Company shall use one-half of the subscription proceeds of the First Tranche and the Second Tranche for general corporate purposes, subject to certain restrictions.

However, if the Jupiter Pool requires additional funding in advance of the closing of the Third Tranche, and provided such funding will not cause the Company to be unable to satisfy its closing conditions of the First Tranche, the Second Tranche or the Third Tranche, as applicable, the Company shall use reasonable commercial efforts to reallocate funds to the Jupiter Pool in an amount no greater than the Second Tranche Subscription Proceeds, and an amount from the Third Tranche Subscription Proceeds equal to such reallocated amount shall be made available to the Company for general corporate purposes, with the balance of the Third Tranche Subscription Proceeds being used to fund the Jupiter Pool.

Notwithstanding the foregoing, the above restrictions regarding the use of the investment proceeds shall cease to apply if, at any time after the three-year anniversary of the closing of the Third Tranche, the Investor sells, in one or a series of transactions, in aggregate, more than two-thirds of their maximum aggregate number of Shares held, calculated at any time.

Amended and Restated Investor Rights Agreement

The following summary of the Amended & Restated IRA does not purport to be a complete description of all the parties’ rights and obligations thereunder and is qualified in its entirety by reference to the complete text of the Amended & Restated IRA when entered into. A copy of the form of Amended & Restated IRA has been filed as Schedule E to the Subscription Agreement on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

In connection with the closing of the First Tranche, the Company and the Investor will enter into the Amended & Restated IRA, which will amend and restate the Original IRA, pursuant to which the Investor currently has, among other things, customary registration rights, pre-emptive rights, top-up rights, information rights and nomination rights. In addition to modifying certain of the Investor’s existing rights, the Amended & Restated IRA will provide the Investor with increased rights, including, among other things, consent rights, demand registration rights and the right to nominate a third director to the Board of the Company, as further described below.

(a)	Nomination Rights

The Investor will be entitled to designate a certain number of nominees to be elected to the Board of the Company in proportion to the Investor’s partially diluted ownership percentage as follows: (i) 30% of the directors, for so long as the Investor owns at least 30% of the Shares; (ii) 20% of the directors, for so long as the Investor owns at least 15% of the Shares; and (iii) 10% of the directors, for so long as the Investor owns at least 10% of the Shares; provided, that from the closing of the First Tranche to the closing of the Second Tranche, the Investor shall be entitled to designate 30% of the nominees to be elected to the Company’s Board for so long as the Investor beneficially owns 25% of the Shares (measured on a partially diluted basis). Certain directors not elected by the Investor may be forced to resign from time to time in order to satisfy the Investor’s nomination rights without changing the number of directors on the Board. The Investor will be entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time.

(b)	Demand & Piggyback Registration Rights

The Shares will be subject to resale restrictions under applicable securities laws. In particular, the Shares will be issued as “restricted securities” as defined in Rule 144(a)(3) under the United

States Securities Act of 1933, as amended, and subject to resale restrictions under Canadian securities laws. The Company will be required to file a prospectus and/or registration statement offering Shares that the Investor requests to be registered from time to time, but not more than four times in total or once in any one 12-month period and subject to certain additional conditions set out in the Amended & Restated IRA. In certain circumstances, the Investor will have piggyback registration rights on offerings initiated by the Company.

(c)	Standstill Provision

For a period of two years following the date of the Amended & Restated IRA, the Investor will not, without the consent of the Company, and subject to certain exceptions, directly or indirectly or jointly or in concert with any other person: (i) acquire any additional securities of the Company or any of its subsidiaries; (ii) enter into any acquisition of, or other business combination involving, the Company or any of its subsidiaries; (iii) solicit proxies from the Shareholders or otherwise attempting to influence the conduct of the Shareholders; (iv) make any public announcement or take any action with respect to the foregoing; or (v) advise, assist or encourage any other person to do, or take any action inconsistent with, any of the foregoing.

(d)	Extension of Top-Up Rights

The Amended & Restated IRA will also modify the Investor’s existing top-up rights (“Top-Up Rights”) to allow the Investor twelve (12) months following the closing of the Third Tranche to exercise any Top-Up Rights arising from the date of the Subscription Agreement to the closing of the Third Tranche. The Company estimates that up to 90,000,000 Common Shares may be issuable in the event that the Investor exercises such Top-Up Rights pursuant to the terms of the Amended & Restated IRA.

The issuance of Common Shares pursuant to the exercise of the Top-Up Rights shall be subject to the 30% Common Share Limit. As a result, if the issuance of Common Shares upon the Investor exercising its Top-Up Rights would result in the Investor’s aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Class A Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict the Investor’s voting control to 30.0% of the issued and outstanding Common Shares. Such Class A Preferred Shares would be convertible into Common Shares in accordance with their terms.

Although it is not possible to determine the number of Common Shares that may be issued pursuant to the Top-Up Rights, the Company is requesting that Shareholders approve the issuance of up to 90,000,000 Common Shares at a price per Common Share of no less than the Floor Price in order to ensure that any Shares issued in connection with the exercise of the Top-Up Rights are issued in compliance with subsection 607(e) of the TSX Company Manual. The Company will only draw from such pool of Common Shares to the extent that the TSX Company Manual requires shareholder approval of such issuance of Common Shares upon the Investor exercising its Top-Up Rights. In the event that more than the 90,000,000 reserved Common Shares are issuable pursuant to the exercise of the Top-Up Rights, the price at which the Shares in excess of such number are issued shall be priced in accordance with the TSX Company Manual at such time. See “Business of the Meeting – The Investment – Share Issuance Resolution” for further details.

(e)	Approval of Top-Up Right Exercises

The Amended & Restated IRA will provide that if the Company is required and is seeking approval of its shareholders to issue any securities, the Company shall be required to concurrently seek any approval from its shareholders required under the rules of the TSX, the NASDAQ or any other stock or securities exchange on which the Company’s securities are listed and/or traded to allow the Investor to exercise any Top-Up Right then exercisable or that would be exercisable as a result of such issuance.

(f)	Transfers of Shares

For a period of one year following the date of the Amended & Restated IRA, the Investor will not transfer its Shares of the Company, subject to the following exceptions: (i) transfers to affiliates, (ii) transfers under a bona fide take-over bid, a plan of arrangement or other business combination; (iii) transfers in the event that the Company or its affiliates breaches any of the Transaction Agreements (as defined in the Amended & Restated IRA) in any material respect and such breach is not cured within the applicable cure period; (iv) transfers following a change in law or its interpretation thereof, which creates a reasonable prospect that the Investor’s continued holding of its Shares will be in breach of such law; or (v) transfers in the event that the Company or its affiliates repeatedly act in a manner that materially contravenes the Company’s compliance obligations under the Amended & Restated IRA.

(g)	Minority Protections

The Amended & Restated IRA will provide the Investor the right to approve certain actions proposed to be taken by the Company, for so long as the Investor beneficially owns 10% of the issued and outstanding Shares (measured on a partially-diluted basis). Without the consent of the Investor, the Company shall not: (i) amend, alter or repeal any provision of its constating documents in a manner that adversely affects the holders of Shares; (ii) make any adverse changes to the rights, privileges, restrictions or conditions of any class of Shares; (iii) create, authorize the creation of, issue or obligate itself to issue any other Shares, equity security, equity-linked securities or convertible securities of the Company, or recharacterize, reclassify, alter or amend any existing securities of the Company, to have rights, privileges, preferences, powers, restrictions and conditions senior to the Common Shares; (iv) split, combine or reclassify any Shares; (v) seek to voluntarily delist its Shares from the TSX or NASDAQ; (vi) adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company; (vii) make any capital expenditure or commitment to do so which, individually, exceeds C$30,000,000; (viii) create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees other than (A) in connection with advances under the Company’s or its subsidiaries’ existing credit facilities in the ordinary course, or (B) in amounts that do not exceed, in the aggregate, C$10,000,000; or (ix) authorize, agree, resolve or otherwise commit to do any of the foregoing.

(h)	Conversion of Class A Preferred Shares

Within 30 days of the end of the second quarter of each fiscal year of the Company, or within 20 business days after the reasonable request of the Company, the Investor will convert such number of Class A Preferred Shares into Common Shares as is required to hold the maximum number of Common Shares permitted under the terms of the Class A Preferred Shares, being the Conversion Limitation (as defined above). However, the Investor may elect not to complete such conversion by delivering written notice to the Company confirming its election not to convert Class A Preferred Shares. Such election irrevocably suspends the accretion on all Class A Preferred Shares held by the Investor as of the date of such written notice.

In the event that the Company is required to seek further approval from the TSX, the NASDAQ and/or its shareholders in order to issue Common Shares upon the conversion of any Class A

Preferred Shares, the Company is required to use commercially reasonable efforts to take, or cause to be taken, all necessary steps to obtain such approval(s). The Investor will not be allowed or required to convert any of its Class A Preferred Shares into Common Shares until the Company has received the requisite approval to permit the issuance of such Common Shares.

TSX Requirements

Pursuant to the TSX conditional approval letter dated December 19, 2023, the (i) listing of 38,679,525 Common Shares on the TSX to be issued in the Investment, (ii) the listing of up to 55,000,000 Common Shares upon the conversion of the Class A Preferred Shares, and (iii) the listing of up to 90,000,000 Common Shares, to be issued at a price no less than the Floor Price upon the Investor exercising its Top-Up Rights, are each conditional on the Share Issuance Resolution being approved by a majority of the votes cast at the Meeting by the Disinterested Shareholders, present in person or represented by proxy, pursuant to subsections 604(a)(i), 607(g)(ii) and 607(e) of the TSX Company Manual, as further described below.

Materially Affect Control

Pursuant to subsection 604(a)(i) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval of a transaction that “materially affects control” of the issuer. The TSX Company Manual defines “materially affect control” as the ability of any security holder, or a combination of security holders acting together, to influence the outcome of a vote. Additionally, any person holding more than 20% of the voting shares of a listed company is deemed to materially affect the control of that company. As the Investment will result in the Investor beneficially owning more than 20% of the voting securities of the Company, the Investment will materially affect the control of the Company. As a result, Disinterested Shareholder approval of the Share Issuance Resolution is required under subsection 604(a)(i) of the TSX Company Manual.

As a foreign private issuer (as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended), the Company is permitted by section 5615(a)(3) of the NASDAQ Marketplace Rules to follow home country governance practices in lieu of certain NASDAQ requirements. As disclosed in its most recent annual report on Form 40-F, the Company follows the TSX rules for Shareholder approval of new issuances of its Common Shares, in lieu of the requirements prescribed by section 5635 of the NASDAQ Marketplace Rules.

Issuance Greater than 10% to an Insider

Pursuant to subsection 607(g)(ii) of the TSX Company Manual, the TSX requires a listed issuer to obtain “disinterested shareholder approval” where the aggregate number of securities issuable to an “insider” in any six-month period is greater than 10% of the number of outstanding securities of the issuer, on a non-diluted basis. The Investor is considered an “insider” of the Company under the TSX Company Manual, as the Investor has beneficial ownership of more than 10% of the Company’s issued and outstanding voting securities, being its Common Shares. As the consideration to be provided to the Investor exceeds 10% of the Company’s issued and outstanding Common Shares, on a non-diluted basis, approval of the Disinterested Shareholders of the Share Issuance Resolution is required pursuant to subsection 607(g)(ii).

Common Shares Issued Below Allowable Discount Threshold

Pursuant to subsection 607(e) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, pursuant to a private placement transaction, listed securities will be issued or become issuable at a price lower than the market price less the maximum allowable discount.

Pursuant to the Amended and Restated IRA, the Investor has the right, for a period of 12 months following the closing of the Third Tranche, to exercise any Top-Up Rights arising from the date of the Subscription Agreement to the closing of the Third Tranche. The up to 90,000,000 Common Shares shall be reserved for issuance in the event that the TSX rules requires shareholder approval for any of the issuances of Common Shares upon the Investor exercising such Top-Up Rights pursuant to the terms of the Amended & Restated IRA.

The issuance of Common Shares pursuant to the exercise of the Top-Up Rights shall be subject to the 30% Common Share Limit. As a result, if the issuance of Common Shares upon the Investor exercising its Top-Up Rights would result in the Investor’s aggregate ownership exceeding the 30% Common Share Limit, the Company shall issue Class A Preferred Shares in lieu of Common Shares on the exercise of such rights, in order to restrict the Investor’s voting control to 30.0% of the issued and outstanding Common Shares. Such Class A Preferred Shares would be convertible into Common Shares in accordance with their terms. See “Business of the Meeting – The Investment – Investment Agreements – Amended and Restated Investment Rights Agreement – Extension of Top-Up Rights” for further details.

Although it is not possible to determine the number of Shares that may be issued pursuant to the Top-Up Rights, the Company is requesting that Disinterested Shareholders approve the issuance of up to 90,000,000 Common Shares at a price per Common Share of no less than the Floor Price in order to ensure that any Shares issued in connection with such exercises of the Top-Up Rights are issued in compliance with subsection 607(e) of the TSX Company Manual. The Company will only draw from such pool of Common Shares to the extent that the TSX Company Manual requires shareholder approval of such issuance of Common Shares upon the Investor exercising its Top-Up Rights. In the event that more than the 90,000,000 reserved Common Shares are issuable pursuant to the exercise of the Top-Up Rights, the price at which the Common Shares in excess of such number are issued shall be priced in accordance with the terms of the Amended and Restated IRA (subject to the requirements of the TSX Company Manual) at such time.

Disinterested Shareholder Approval

For the purposes of the disinterested shareholder vote required under subsections 607(g)(ii) and 607(e) the TSX Company Manual, the votes attaching the Common Shares beneficially held by the Investor and its associates and affiliates within the meaning of the Securities Act (Ontario) will be excluded from such vote. Accordingly, the Investor will not be entitled to vote its 15,249,027 Common Shares, representing, as of the Record Date, 18.8% of the issued and outstanding Common Shares, on an non-diluted basis, in respect of the disinterested vote on the Share Issuance Resolution.

MI 61-101 Requirements

The Company is a reporting issuer in each of the provinces and territories of Canada and, accordingly, is subject to applicable securities laws of such jurisdictions, including MI 61-101. MI 61-101 is intended to regulate certain transactions which raise the potential for conflicts of interest, including related party transactions, to ensure that all securityholders of an issuer are treated in a manner that is fair and that is perceived to be fair.

Under MI 61-101, a “related party” includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. As the Investor beneficially holds over 10% of the issued and outstanding Common Shares, the Investor is a “related party” for the purposes of MI 61-101. As the Investment involves an issuance of securities to a related party of the Company, the Investment is considered a “related party transaction” under MI 61-101, which generally requires (absent an available exemption) that an issuer obtain a formal valuation and minority shareholder approval for the transaction and that the issuer provide enhanced disclosure with respect to the transaction.

Minority Shareholder Approval

As the Company does not qualify for an exemption from the minority approval requirement under section 5.7 of MI 61-101, the Investment is subject to “minority approval” of every class of “affected securities” of the issuer (each as defined in MI 61-101), in each case voting separately as a class. As a result, the Share Issuance Resolution will require the affirmative vote of at least a majority of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting, excluding the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised by the Investor, and any other “related parties” and “joint actors” (each as defined in MI 61-101) of the Investor. To the knowledge of the Company, the Investor beneficially owns an aggregate of 15,249,027 Common Shares, representing, as of the Record Date, approximately 18.8% of the issued and outstanding Common Shares, on a non-diluted basis. As such, such Common Shares will be excluded for purposes of calculating the requisite minority shareholder approval of the Share Issuance Resolution.

Formal Valuation

MI 61-101 also provides that, unless exempted, an issuer proposing to carry out a related party transaction is required to obtain a formal valuation in respect of the transaction. The Company is exempt from the requirement to obtain a formal valuation by operation of Section 5.5(c) of MI 61-101, which exempts issuers from the formal valuation requirement in circumstances where securities are being issued to a related party of the issuer for cash consideration.

Disclosure of Prior Valuations and Bona Fide Offers

To the knowledge of the Company and its directors and senior officers, after reasonable inquiry, there have been no “prior valuations” in respect of the Company (as contemplated in MI 61-101) in the 24 months prior to the date of the Circular and no bona fide prior offer (as contemplated in MI 61-101) that relates to the Investment has been received by the Company during the 24 months before the execution of the Subscription Agreement.

Additional Information Required by MI 61-101

(i)	Trading Price and Volume

The Company’s Common Shares are listed and traded on the TSX under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on the TSX for the periods indicated.

Period[6]	High Trading Price ($)	Low Trading ($)	Volume (#)

November 2023	$2.17	$1.41	3,168,396

6 From July 2023 to November 2023, the values provided are on a post share-consolidation basis.

Period[6]	High Trading Price ($)	Low Trading ($)	Volume (#)

October 2023	$1.84	$1.35	1,866,974

September 2023	$2.69	$1.70	4,063,201

August 2023	$2.34	$1.74	2,300,918

July 2023	$2.57	$1.73	4,063,262

June 2023	$0.58	$0.49	5,956,996

May 2023	$0.71	$0.50	14,534,800

April 2023	$0.96	$0.72	5,518,024

March 2023	$1.07	$0.81	6,171,548

February 2023	$1.31	$1.00	6,769,092

January 2023	$1.37	$1.00	10,003,428

December 2022	$1.71	$0.96	12,680,328

November 2022	$1.44	$1.22	8,502,512

October 2022	$1.46	$1.17	8,545,588

September 2022	$1.45	$1.18	5,733,368

The Company’s Common Shares are listed and traded on the NASDAQ under the trading symbol “OGI”. The following table sets forth the price range per share and trading volume for the Common Shares on the Nasdaq for the periods indicated.

Period[7]	High Trading Price (USD)	Low Trading (USD)	Volume (#)

November 2023	$1.60	$1.02	5,719,600

October 2023	$1.34	$0.97	5,768,826

September 2023	$2.00	$1.25	14,818,648

August 2023	$1.73	$1.29	9,479,689

July 2023	$1.97	$1.30	14,887,752

June 2023	$0.44	$0.37	22,931,544

May 2023	$0.54	$0.37	25,525,548

April 2023	$0.73	$0.48	18,705,804

March 2023	$0.79	$0.60	18,182,892

February 2023	$0.98	$0.74	16,311,384

January 2023	$1.03	$0.74	28,219,492

December 2022	$1.27	$0.70	33,449,116

7 From July 2023 to November 2023, the values provided are on a post share-consolidation basis.

Period[7]	High Trading Price (USD)	Low Trading (USD)	Volume (#)

November 2022	$1.06	$0.90	20,681,624

October 2022	$1.05	$0.84	24,323,120

September 2022	$1.11	$0.87	19,690,840

The Investment was announced by the Company on November 6, 2023. The market prices of the Common Shares immediately prior to such announcement, being the prices equal to the simple average of the closing market prices of the 20 consecutive trading days ending November 3, 2023 on the TSX and the NASDAQ, were C$1.51 and US$1.11, respectively.

(ii)	Ownership of Securities of the Company

The following table sets forth the number, designation and the percentage of outstanding securities beneficially owned or over which control or direction is exercised by each director and officer of the Company.

Name	Relationship with the Company	# of Common Shares Beneficially Owned, Controlled, or Directed	% of Outstanding Common Shares(1)

British American Tobacco p.l.c.	10% Security Holder	15,249,027	18.788%

Peter Amirault	Chairman of the Board	40,000	0.049%

Simon Ashton	Director	-	-

Nathalie Batten	Senior Vice President of Operations	-	-

Paolo De Luca	Chief Strategy Officer, Interim Chief Financial Officer	15,487	0.019%

Timothy Emberg	Chief Commercial Officer	-	-

Beena Goldenberg	Director, Chief Executive Officer	1,250	0.002%

Dexter John	Director	1,530	0.002%

Geoffrey Machum	Director	1,125	0.001%

Kenneth Manget	Director	-	-

Helen Martin	Chief Legal Officer	-	-

Megan McCrae	Senior Vice-President, Marketing and Communications	-	-

Katrina McFadden	Chief People Officer	500	0.0006%

Sherry Porter	Director	9,525	0.012%

Name	Relationship with the Company	# of Common Shares Beneficially Owned, Controlled, or Directed	% of Outstanding Common Shares(1)

Geoff Riggs	Chief Information Officer	-	-

Stephen Smith	Director	2,575	0.003%

Marni Wieshofer	Director	2,500	0.003%

Notes:

The percentages shown are based on the 81,161,630 Common Shares outstanding as of the Record Date.

(iii)	Commitments to Acquire Securities

Except as described or referred to in this Circular, none of the Company or its directors and executive officers or, to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, any other insiders of the Company (other than the Investor) or their respective associates or affiliates or any person acting jointly or in concert with the Company has made any agreement, commitment or understanding to acquire securities of the Company.

(iv)	Material Changes in the Affairs of the Company and Other Material Facts

Except as described or referred to in this Circular, the Company is not aware of any material fact concerning the securities or any other matter not previously generally disclosed and known to the Company which would reasonably be expected to affect the decision of Shareholders to accept or reject the Investment Resolutions. The Company regularly reviews acquisition and disposition opportunities in the ordinary course of business. Except as described or referred to above or in this Circular or as otherwise publicly disclosed, the Company has no current plans or proposals to make any material change in its business, corporate structure, management or personnel.

(v)	Previous Purchases and Sales of Securities

Previous Purchases:

During the twelve months preceding the date hereof, the Company has not made any purchases of equity securities.

Previous Sales:

During the twelve months preceding the date hereof, the Company has made the following sales of equity securities:

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security (C$)

May 19, 2023	Common Shares	Issuance pursuant to the acquisition of The Edibles and Infusions Corporation (“EIC”)	1,985,777	2.52

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security (C$)

September 15, 2023	Common Shares	Issuance pursuant to the EIC acquisition	635,593	2.36

(vi)	Previous Distributions of Securities

A chart setting out the Company’s distributions of equity securities during the five-year period preceding the date hereof is set out in Appendix “D” to this Circular.

(vii)	Fees and Expenses

The Company expects to incur aggregate fees and expenses of approximately C$1,900,000 in connection with the Investment, which includes filing fees, legal advisory fees, printing, mailing and meeting fees and expenses. Subject to the First Tranche Closing occurring, the Company is required to pay a certain amount of the Investor’s legal advisory fees.

Other Regulatory Matters

Competition Act Clearance

The Investment is a “notifiable transaction” for the purposes of Part IX of the Competition Act. As a result, it is a condition to closing of the Investment that clearance under the Competition Act be obtained. On November 20, 2023, the Investor submitted a letter to the Commissioner requesting that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a no-action letter in respect of the Investment, together with a waiver of the obligation to give notice under section 114 of the Competition Act. The Commissioner issued an ARC on November 23, 2023, noting that it does not intend to make an application under Section 92 of the Competition Act in respect of the Investment. The issuance of the ARC satisfies the Competition Act Closing Condition pursuant to the Subscription Agreement. See “Business of the Meeting - The Investment – Investment Agreements - The Subscription Agreement – Condition Precedent to the Closing of the Three Tranches.”

Risk Factors relating to the Investment

Dilution of Shareholders of the Company

The Company anticipates that it will issue approximately 12,999,231 Common Shares and 25,680,294 Class A Preferred Shares over the course of the three tranches to the Investor (representing a 30.0% voting interest and an approximate 45.0% overall economic interest ((excluding any accretion of the Class A Preferred Shares)). The Class A Preferred Shares are convertible into Common Shares, as further described in “Business of the Meeting - The Investment – Articles of Amendment Resolution”. As a result, the current holdings of the Shareholders (other than the Investor) will be significantly diluted following the completion of the Investment.

BAT will have significant influence over the Company on completion of the Investment

Upon completion of the Investment, it is anticipated that the Investor will own 30.0% of the Company’s post-issuance issued and outstanding Common Shares on a fully-diluted basis and an approximate 45.0% overall economic interest based on the issued and outstanding share capital of the Company as of the Record Date (excluding any accretion of the Class A Preferred Shares). In light of such ownership, the Investor will be in a position to exercise significant influence over certain matters, affecting, or submitted to a vote of, the Shareholders, including the election of directors and the determination of significant corporate actions. In addition, under the Amended & Restated IRA, the Investor will have the right to designate up to 30% of the nominees to the Board so long as the Investor continues to maintain certain share ownership thresholds and specific approval rights over certain fundamental actions taken by the Company. Accordingly, on completion of the Investment, the Investor will have significant influence over the Company and there can be no assurance that the Investor’s interests will align with the interests of the Company or other Shareholders.

Requirement that the Investment be Approved by Disinterested Shareholders

The Share Issuance Resolution must be approved by a majority of the votes cast by the Disinterested Shareholders, excluding the votes held by the Investor and its affiliates for the purposes of MI 61-101 and the TSX Company Manual. Further, the Articles of Amendment Resolution must be approved by not less than two-thirds of the votes cast by the Shareholders. There can be no certainty, nor can the Company provide any assurance, that the requisite Shareholder approval will be obtained. If such approvals are not obtained and the Investment is not completed, the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Investment will be completed. If the Investment is not completed and the Board decides to seek another strategic transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

Use of Proceeds from the Investment

Under the Subscription Agreement, the Company has agreed to use the majority of the investment to fund the Jupiter Pool, which will target investments in emerging cannabis opportunities in new markets. The Company intends to use the remaining proceeds for general corporate purposes. The Board and management of the Company will have some discretion in the application of the proceeds available for these purposes, and, accordingly, Shareholders will have to rely upon the judgment of the Board and management with respect to the use of the proceeds, with only limited information concerning the Board’s and management’s specific intentions. There can be no assurance that the Company will be able to deploy the available proceeds in an effective manner that is accretive to the Company, or at all.

If the Company is unable to complete the Investment (or any tranche thereof) or if completion of the Investment (or any tranche thereof) is delayed, there could be an adverse effect on the Company’s business and the market price of its Common Shares

The completion of the First Tranche, the Second Tranche and the Third Tranche, as applicable, are subject to the satisfaction of numerous conditions precedent, some of which are outside the control of the parties, including, without limitation, receipt of the approval by the Shareholders, stock exchange approval, there having not occurred a BAT Material Adverse Effect or a Change in Law, as applicable, and the satisfaction of certain other customary closing conditions. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Subscription Agreement. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. See “Business of the Meeting - The Investment – Investment Agreements - The Subscription Agreement – Condition Precedent to the Closing of the Three Tranches.”

If the Investment is not completed: (i) the market price of the Common Shares could be adversely affected, and may decline to the extent the current market price reflects an assumption that the Investment will be completed; (ii) certain costs related to the Investment, such as the Company’s legal fees, must be paid by the Company even if the Investment (or any tranche thereof) is not completed, and, subject to the First Tranche occurring, a certain amount of the Investor’s legal fees, regardless of whether the Second Tranche or Third Tranche are not completed; (iii) the Company may not be successful in finding another business opportunity that is of equal or greater benefit to the Company; and (iv) the time and attention of the Company’s management will have been diverted away from the conduct of the Company’s business in the ordinary course.

If the Subscription Agreement is terminated by the Investor or the Company, there could be an adverse effect on the Company

Each of the Investor and the Company has the right, in certain circumstances, to terminate the Subscription Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Subscription Agreement will not be terminated by either of them prior to the completion of the Investment. A termination of the Subscription Agreement could materially adversely affect the relationship between the Company and the Investor, which the Company believes is important to its successful growth.

The Company may not realize the expected returns of the Investment which could have an adverse effect on the Company’s business and results of operations

The Company believes that the completion of the Investment will allow it to capitalize on the significant growth opportunities in legal cannabis worldwide. As part of its growth strategy, the Company will initiate new efforts to expand in emerging markets. However, certain risks and uncertainties are associated with the expansion into such markets. The failure to successfully implement any of its strategic initiatives could have a material adverse effect on the Company’s business and results of operations.

The Investor’s significant interest may impact liquidity of the Common Shares

The Common Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where the Investor did not have the ability to significantly influence or determine matters affecting the Company. Additionally, the Investor’s significant voting interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which an investor, as a holder of Common Shares, might otherwise receive a premium for its Common Shares over the then-current market price.

The Investor may not maintain its equity interest

Subject to certain temporary restrictions set out in the Amended & Restated IRA, the Investor is not obligated to maintain its equity stake in the Company at current levels or at all. Subject to compliance with applicable securities laws, the Investor may sell some or all of its Shares in the future. The Amended & Restated IRA will contain demand and piggyback registration rights, on terms customary for a significant shareholder, pursuant to which the Company has agreed to facilitate sales of Shares by the Investor. If the Investor sells some or all of its Shares, including the Shares issued in connection with the Investment, the Company may not realize the benefits of the Investor’s strategic partnership. No prediction can be made as to the effect, if any, future sales by the Investor of Shares or other securities will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common

Shares by the Investor, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

Execution of the Company’s Growth Ambitions

The Company has identified geographic expansion as a strategic priority following the Investment. An important part of this growth strategy involves expanding operations in international markets, including in markets where the Company currently does not operate. This growth strategy involves risks. The Company may be unable to pursue this strategy in the future at the desired pace or at all. For example, the Company may be unable to:

•	identify suitable companies to acquire or invest in;

•	complete acquisitions on satisfactory terms;

•	successfully expand its infrastructure and sales force to support growth;

•	successfully obtain and/or maintain any required regulatory approvals in foreign jurisdictions, potentially causing delays or impacting the development of its operations;

•	achieve satisfactory returns on acquired companies, particularly in countries where the Company does not currently operate;

•	identity target investments that satisfy the investment parameters set out in the Amended & Restated IRA; or

•	enter into successful business arrangements for technical assistance or management expertise outside of Canada.

The Company competes with other cannabis providers for companies to acquire or for joint ventures or strategic partnerships

The process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of the Company management’s attention and the Company’s financial and other resources. The Company can give no assurance that the Company will ultimately be able to effectively manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Company’s balance sheet and results of operations.

If the Company succeeds in expanding its existing business, that expansion may place increased demands on the Company’s management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services the Company provides to customers. In addition, Company personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of Canada. Consequently, in order to manage growth effectively, the Company may be required to increase expenditures to increase its physical resources, expand, train and manage our employee base, improve management, financial and information systems and controls, or make other capital expenditures. The Company’s results of operations and financial condition could be harmed if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Risk Factors Related to the Business of the Company

Whether or not the Investment is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Company is contained under the headings “Risk Factors” in the Annual Information Form dated December 15, 2023 and in the Company’s other filings with securities authorities.

INTEREST OF CERTAIN PERSONS OR COMPANIES

IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of the Company, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year and each proposed nominee for election as a director of the Company, a has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with the corporate governance guidelines set out under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guideline (together with NI 58-101, the “CSA Governance Rules”), the following is a summary of the governance practices of the Company.

Independence

In accordance with NI 58-101, the Board considers a director to be “independent” if he or she has no direct or indirect material relationship with the Company or its subsidiaries, as determined by the Board in consultation with the Corporate Governance, Nominating and Sustainability Committee (the “CGNS Committee”). A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Based on the definition of independence and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Board, in consultation with the CGNS Committee, has determined that the following eight out of nine members of the Board are independent: Peter Amirault , Sherry Porter, Dexter John, Ken Manget, Stephen A. Smith, Simon Ashton, Geoffrey Machum (and Marni Wieshofer. The Board, in consultation with the CGNS Committee, has also determined that the foregoing members of the Board and nominees to the Board are independent based on the criteria for independence prescribed by Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

The only non-independent director is Beena Goldenberg due to her position as Chief Executive Officer of the Company.

Skills of Director Nominees

The Board skills matrix below represents some of the key skills that the Board (including the nominees to the Board), with input from the CGNS Committee, has identified as being valuable to the effective oversight of the Company and the execution of its business strategy.

Experience, Expertise or Attribute	Beena Goldenberg	Peter Amirault	Dexter John	Sherry Porter	Stephen A. Smith	Geoffrey Machum	Marni Wieshofer	Simon Ashton	Karina Gehring

General Management & Business Operations	X	X	X	X	X	X	X	X	X

CEO Experience	X	X	X	X	X

CFO Experience					X		X	X

Other Executive Experience	X	X	X	X	X	X	X	X

Other Public Company Board	X		X		X	X	X

Industry Knowledge	X	X	X	X	X	X		X	X

Strategy Development	X	X	X	X	X	X	X	X	X

U.S. / Cross Border	X	X	X	X	X	X	X

Mergers & Acquisitions	X	X	X		X	X	X	X

Experience, Expertise or Attribute	Beena Goldenberg	Peter Amirault	Dexter John	Sherry Porter	Stephen A. Smith	Geoffrey Machum	Marni Wieshofer	Simon Ashton	Karina Gehring

Capital Markets	X	X	X		X	X	X	X

Accounting / Financial Literacy	X	X	X	X	X	X	X	X	X

Risk Management	X		X	X	X	X	X	X

Legal / Regulatory	X		X		X	X	X		X

Compensation / Human Resources / Talent Development	X	X	X	X	X	X	X	X	X

Corporate Governance	X	X	X	X	X	X	X	X	X

Investor Relations / PR	X	X	X	X	X		X		X

Cybersecurity / IT	X						X	X

Manufacturing / Supply Chain	X	X		X	X		X	X	X

Mandate

The mandate of the Board is set out in the Charter of the Board of Directors attached as Appendix “E” to this Circular.

Orientation and Continuing Education

When new directors are appointed, they receive an orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of the Company’s directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

The Company encourages (and provides suggestions and funding to) each of the directors to participate in continuing education activities in order to enable each director to better perform his or her duties and to recognize and appropriately handle issues that arise. The Company is also a member of ICD. Many Board members have significant experience in the governance of public companies; the Board believes this strengthens the effective operation and governance of the Board and the Company. In addition to formal director education activities, the Board committees work collaboratively by frequently sharing information and educational material, and by inviting Board members who do not sit on the relevant committee to committee meetings for observation or education purposes.

Meetings

The Board meets not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Company. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors takes place, which sessions are chaired by the Chair of the Board. As the Chair of the Board, Peter Amirault, is independent.

In discharging its mandate, the Board and any committee of the Board have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Company) as the Board or any such committee determines to be necessary to permit it to carry out its duties.

The Board appreciates having various members of senior management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members are excused for any agenda items which are reserved for discussion among directors only.

Position Descriptions

The Board has developed position descriptions for each of the Chair of the Board and the Chief Executive Officer. The Board has not developed position descriptions for the Chair of each committee of the Board. However, the Board has developed a mandate for each of these committees and the Chair of each committee is responsible for ensuring that each mandate is followed.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company and its subsidiaries (collectively, “Organigram Personnel”). The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of the Company and its subsidiaries. The Code specifically addresses such matters as general conduct, conflicts of interest, and compliance with all laws, rules and regulations, among others. It does not cover every issue that may arise, but sets out basic principles to guide Organigram Personnel.

The Company is committed to conducting its business in a lawful and ethical manner. The Code encourages Organigram Personnel to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and/or when in doubt about the best course of action in a particular situation. It is the policy of the Company and its subsidiaries not to allow retaliation for reports of misconduct by others made in good faith. Organigram Personnel who violate the standards in the Code will be subject to disciplinary action, up to and including termination of their employment or other relationship with the Company and its subsidiaries.

The CGNS Committee, alongside management, annually reviews compliance with the Code and reports to the Board on the subject. Any waiver of the Code for directors or officers may be made only by the directors of the Company (or a committee of the Board of the Company to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation. To date, no such waivers have been granted.

A copy of the Code is available on SEDAR+ at www.sedarplus.ca.

In the event that a director of the Company has a material interest or other conflict of interest in respect of any matter requiring the approval of the Board of the Company, such director must declare his or her interest in the matter under consideration and abstain from voting on such matter.

The Board has adopted a whistleblower policy to provide a confidential complaint procedure through a third-party reporting service so that employees can anonymously report concerns regarding compliance with the Code and applicable laws, harassment or discrimination as well as accounting or auditing matters. This procedure is designed to ensure that employee complaints are treated as confidential. The assessment, investigation and evaluation of complaints are conducted by or at the direction of the Audit Committee for accounting or auditing matters and otherwise at the direction of the Company’s legal counsel. The Whistleblower policy is communicated to team members through our policies.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual general meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively, satisfy the Investor’s nomination rights under the Original IRA and to maintain a diversity of views and experience.

When directorships become vacant, or it is anticipated that they will be vacated, the CGNS Committee is responsible for identifying and recommending suitable candidates to be directors of the Company. Where the Investor’s nominee positions are vacated, the Investor proposes replacement nominees from time to time to the Company in accordance with the terms and conditions of the investor rights agreement.

In seeking suitable candidates to be directors, the CGNS Committee seeks individuals qualified (in the context of the needs of the Company and any formal criteria established by the Board) to become members of the Board for recommendation to the Board. Recommendations concerning director nominations are to be, foremost, based on merit, performance and experience. When new directors are considered for appointment to the Board, diversity is also to be taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present on the Board (see “Diversity” below).

Other Board Committees

The Board has the following committees: (a) the Audit Committee, (b) the CGNS Committee, (c) the Compensation Committee, and (d) the Investment Committee.

Audit Committee

The members of the Audit Committee and its Chair are appointed by the Board for the purpose of overseeing the Company’s financial controls and reporting and monitoring whether the Company complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The members of the Audit Committee are currently Stephen Smith (Chair), Dexter John, Ken Manget, and Marni Wieshofer, all of whom are financially literate and considered “independent” within the meaning of National Instrument 52 110 – Audit Committees (“NI 52-110”), as required. The Board also determined that each member of the Audit Committee meets the requirements for independence under the applicable listing standards of the Nasdaq Stock Market (including Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules) and the rules of the United States Securities and Exchange Commission (the “SEC”) (including Rule 10A-3 promulgated under the Exchange Act).

The responsibilities and duties of the Audit Committee are set out in the Audit Committee Charter, the text of which is set forth in Appendix “A” to the Company’s Annual Information Form for the year ended September 30, 2023. The Annual Information Form is available on the Company’s profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov. Upon request, the Company will provide a copy of the Annual Information Form free of charge to a Shareholder of the Company.

The SEC requires a company, like the Company, that files periodic reports under the Exchange Act, to disclose annually whether its board of directors has determined that there is at least one “audit committee financial expert” on its audit committee, and if so, the name of the audit committee financial expert. The Board has determined that Stephen Smith is an “audit committee financial expert” as that term is defined by the SEC.

CGNS Committee

The members of the CGNS Committee and its Chair are appointed by the Board on an annual basis (or until their successors are duly appointed) and the CGNS Committee is charged with reviewing, overseeing and evaluating the governance and nominating responsibilities of the Board.

The CGNS Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NI 52-110. The members of the CGNS Committee are currently Geoffrey Machum (Chair), Sherry Porter, and Dexter John, all of whom are independent. Each member of the CGNS Committee continues to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill vacancies by election from among the directors. If and whenever a vacancy exists on the CGNS Committee, the remaining members may exercise all powers of the CGNS Committee so long as a quorum remains.

Compensation Committee

The Compensation Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NI 52-110. The purpose of the Compensation Committee is to review, oversee, and evaluate the compensation policies of the Company. The members of the Compensation Committee are currently Sherry Porter (Chair), Ken Manget, and Geoffrey Machum, all of whom are independent.

Investment Committee

The Investment Committee consists of a minimum of three members of the Board, a majority of whom must be “independent” within the meaning of NI 52-110. The purpose of the Investment Committee is to assist the Board in discharging the Board’s oversight responsibilities relating to proposed acquisitions, dispositions, major capital investments and financing arrangements. The members of the Investment Committee are currently Dexter John (Chair), Ken Manget, Stephen Smith, Marni Wieshofer and Simon Ashton, all of whom are independent.

Assessments

The Board monitors the adequacy and timeliness of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The Board conducts an annual assessment by way of evaluation survey with respect to the functioning, effectiveness and contribution of the Board, its committees and each director. Feedback is solicited from each director and aggregated by the Chair of the CGNS Committee and the Chair of the Board for communication to and actioning by the Board.

Director Tenure

The Board believes that existing directors provide valuable perspective into the operations of the Company based on their experience and understanding of the Company’s history, policies and objectives. The Board does, however, recognize the benefit of new approaches and ideas that a new director may introduce.

Accordingly, the Board has adopted the following terms, which are applicable to all directors who are not also executive officers of the Company, subject to being annually re-elected by Shareholders:

(a)	a non-executive director shall not stand for re-election at the annual general meeting of Shareholders following the latter of his, her or their 75th birthday and 15 years of Board tenure; and

(b)	the Board, with the approval of a majority of the incumbent directors, may extend the term of any such non-executive directors for up to a three-year period.

Board Interlocks

As of the date hereof, none of the directors of the Company are currently serving on boards of other reporting companies (or equivalent), except for Stephen A. Smith, Geoffrey Machum and Marni Wieshofer. Stephen A. Smith serves on the board of MAV Beauty Brands Inc., CE Brands and Flow Beverage Corp., Geoffrey Machum serves on the board of Wildbrain Ltd., and Marni Wieshofer serves on the board of Hycroft Mining Holding Corporation.

As of the date hereof, the Board has not adopted a formal policy with respect thereto. However, the CGNS Committee actively monitors the number of public company memberships of the directors of the Company. The Board considers interlocking memberships on a case-by-case basis and considers recommendations from the CGNS Committee with respect thereto.

Diversity

The Company recognizes the importance of having diversity on its Board and in senior management. Diversity enriches discussions among the directors of the Board and members of senior management and better reflects the Company’s evolving relationships with its employees, Shareholders and other stakeholders. In furtherance of this purpose, the CGNS Committee and the Board are guided by the following principles when identifying candidates to recommend for election or appointment to the Board or to fill a senior management position, respectively:

(a)

an intention that the Board and senior management be composed of individuals who possess extensive knowledge and competencies, diverse points of view, and relevant expertise, enabling each director and member of senior management to make an active, informed and positive contribution to the operation and oversight of the Company, the conduct of its business and its future development;

(b)

seeking a balance in terms of the knowledge and competencies of directors and members of senior management to help the Board and senior management, respectively, fulfil their responsibilities in all respects; and

(c)

considering diversity criteria by seeking directors and members of senior management who represent both genders, various ages, and geographic and ethnic diversity, as well as a broad range of business and educational experience, professional expertise, personal skills and perspectives.

As of the date of this Circular, the Company has three women on the Board representing 33% of its nine members and five female executive officers, including its CEO, representing 56% of the Company’s nine executive officers. At present, there is one member of a visible minority on the Board, representing 11.1% of the proposed nine directors, and no members of a visible minority in an executive officer position. There are no Aboriginal peoples and no persons with disabilities on the Board or in executive officer positions. The number and proportion of members of the Board and of senior management who self-identify as being a member of one or more of the aforementioned designated groups has generally been furnished by the respective individuals on a voluntary basis, and such responses have not been independently verified by the Company. The Company has not adopted any specific targets, but will promote its objectives through the initiatives set out the Company’s Diversity policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

As part of the annual performance evaluation of the effectiveness of the Board, its committees and individual directors, the CGNS Committee will consider the balance of skills, experience, independence and knowledge of directors as well as diversity representation on the Board, including gender. Similarly, as part of its evaluation of the performance and effectiveness of senior management, the Board will consider the balance of skills, experience, independence and knowledge of members of senior management as well as diversity representation of senior management, including with regards to gender. Reflective of the Company’s commitment to advance gender diversity on the Board and in senior management positions, the CGNS Committee previously retained Women Get on Board to provide a shortlist of qualified women candidates for the Board. The Company is maintaining this list for future consideration.

Environmental, Social and Governance Initiatives

During Fiscal 2023, Organigram has applied increased focus to environmental, social and governance (“ESG”) issues (including equity, diversity and inclusion (“EDI”) initiatives) with a focus on being a good corporate steward and a responsible member of the communities in which it operates. The Company has made efforts to support EDI within its workforce, and to create structures and corporate policies that support ethical, accountable and transparent practices.

The CGNS Committee provides oversight for environmental and social issues and risks facing the Company and receives regular updates from management on initiatives and progress in these areas. The Company is considering material environmental and social factors in various aspects of its operations and working to mitigate identified risks.

The Company released its inaugural ESG report in November 2022 and subsequent report in December 2023 (the “ESG Report”), a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Nasdaq Corporate Governance

As a registrant under section 12(b) of the Exchange Act, the Company is required to comply with certain provisions of the Exchange Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the Nasdaq Stock Market LLC, in each case, as applicable to foreign private issuers (as defined in Exchange Act Rule 3b-4). As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of Nasdaq; however, the Company adopts best practices consistent with domestic Nasdaq listed companies when appropriate to its circumstances. The Company has reviewed the Nasdaq corporate governance requirements and confirms that the Company is in compliance with the Nasdaq corporate governance standards in all significant respects. The manner in which the Company’s corporate governance practice under applicable Canadian requirements differs from the Nasdaq corporate governance standards is described in the Company’s annual report on Form 40-F, filed with the SEC under the Exchange Act.

Board Diversity Matrix (As of December 15, 2023)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	3	6	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	-

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

For the purposes of this section, “Named Executive Officer” or “NEO” means each of the following individuals:

•	the Chief Executive Officer (“CEO”);

•	the Chief Financial Officer (“CFO”);

•

each of the three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation exceeds $150,000; and

•

any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the financial period ended September 30, 2023.

Named Executive Officers for the thirteen month period ended September 30, 2023:

•	Beena Goldenberg, CEO;
•	Derrick West, Chief Financial Officer (CFO);[8]
•	Paolo De Luca, Chief Strategy Officer
•	Tim Emberg, Chief Commercial Officer; and
•	Helen Martin, Chief Legal Officer.

Compensation Discussion and Analysis

The Company’s process for determining executive compensation is based largely on broad discussion between management, the Compensation Committee and the Board at large, with input from compensation consultants from time to time.

The Compensation Committee members are active in the business community and have experience in the determination of compensation packages. Proposed compensation is evaluated by the Compensation Committee based on current requirements of management and in reference to external experience.

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Compensation Philosophy and Objectives

Compensation Objectives

The Company, the Compensation Committee and management recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.

Key objectives of the Company’s compensation program are:

•	to maximize the Company’s competitive advantage by attracting, motivating and retaining its most qualified employees;
•	to ensure a strong link between compensation and performance in order to align the senior management team’s interests with the interests of Shareholders; and
•	to reward meaningful results that support the Company’s strategic goals.

The Company’s policy is to provide target total compensation that is generally competitive with the median of a group of companies of a comparable size and industry when performance expectations are met. The compensation program is structured to provide compensation that is

[8]

Effective as of November 12, 2023, Derrick West departed as Chief Financial Officer of the Company. Paolo De Luca, the Chief Strategy Officer of the Company, was appointed interim Chief Financial Officer of the Company on November 13, 2023.

above the market median when results exceed the Company’s business objectives and below market median when results are not met. The Company believes that this approach will align the financial interests of the executive officers with the financial interests of Shareholders.

In compensating its senior management, the Company has employed a combination of base salary and equity participation through its 2020 Equity Incentive Plan, which replaced the Company’s equity incentive plan approved on December 19, 2017 (the “2017 Equity Incentive Plan”) and the Company’s stock option plan approved on August 2, 2011 (the “2011 Stock Option Plan”). Recommendations for senior management compensation are presented to the Board for review by the Compensation Committee.

Role of the Compensation Committee

The Compensation Committee’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	reviewing executive succession planning;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO;
•

considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and

•	overseeing administration of the Company’s compensation plans.

Independent Compensation Consultants

The Compensation Committee’s charter grants the committee the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Compensation Committee at the cost of the Company without obtaining the Board’s approval, based on its sole judgment and discretion. The Company previously engaged Hugessen Consulting (“Hugessen”) to provide compensation consulting services to the Compensation Committee. The Compensation Committee intends to procure such services every two years unless otherwise determined to be required more or less frequently. In Fiscal 2023 and Fiscal 2022, the fees paid to compensation consultants were as follows:

Compensation Consultant	Date Originally Retained	Fiscal Year	Executive Compensation- Related Fees	All Other Fees
Hugessen	May 2018	2023	$59,368	Nil
		2022	$31,589	Nil

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company’s compensation policies and practices when determining rewards for its officers. The Board reviews at least once annually the risks, if any, associated with the Company’s compensation policies and practices at such time. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s insider trading policy restricts: (a) all members of the Board, officers and senior management of the Company and its subsidiaries; (b) all employees of the Company and its subsidiaries; and (c) their respective associates (including immediate family members who reside in the same home as that person) from engaging in (i) short sales of securities of the Company, (ii) buying or selling put or call options on securities of the Company, or (iii) entering into other derivative contracts or hedging transactions with respect to securities of the Company. In addition, the 2020 Equity Incentive Plan contains restrictions on the purchase by participants of financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

In December 2023, the Board adopted a new policy for the recovery of erroneously awarded incentive-based compensation, or “clawback,” policy (the “Erroneously Awarded Incentive Compensation Recovery Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Erroneously Awarded Incentive Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Erroneously Awarded Incentive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Erroneously Awarded Incentive Compensation Recovery Policy has been filed as exhibit 97.1 to the Company’s annual report on Form 40-F for the fiscal year ended September 30, 2023.

Share Ownership Policy

The Board has adopted a minimum share ownership guideline for all directors and, certain executive officers of the Company. The purpose is to create alignment between directors, officers, and Shareholders interest. Pursuant to the Company’s share ownership policy, the CEO is encouraged to hold an equity ownership interest with a total value equal to at least three times his or her annual base salary; each of the Chief Financial Officer and other NEOs are encouraged to hold an equity ownership interest with a total value equal to at least two times their annual base salary; each member of senior management holding a Senior Vice President title is encouraged to hold an equity ownership interest with a total value equal to at least their annual base salary and each director is encouraged to hold an equity ownership interest with a total value equal to at least three times their annual cash retainer; in each case within the later of five years of (a) the date of the policy, or (b) the date of becoming a member of senior management or director, as applicable. For purposes of these guidelines, share ownership includes any (a) Common Shares owned, directly or indirectly, by the director or employee or his or her immediate family members or held by such person or his or her immediate family members as part of a tax or estate plan, and (b) RSUs and PSUs issued and vested pursuant to the Company’s equity incentive plan. For purposes of determining compliance with the policy, the “value” of Common Shares held will be calculated using the higher of the (a) cost base or (b) current market price. Senior management and the directors are encouraged to comply with the ownership guidelines as soon as reasonably feasible barring any blackout period or other trading restriction.

Benchmarking

In 2023, the Compensation Committee, with the assistance of an external compensation consultant, compared the Company’s CEO and CFO and certain NEO compensation levels to those of a peer group to evaluate their competitiveness. The compensation peer group is intended to provide a balanced and objective view of broader compensation practices within the Company’s competitive market. The Compensation Committee used the 2023 benchmarking data to review the Company’s compensation levels in Fiscal 2023. The companies currently within the peer group exhibit similar characteristics to the Company, are publicly listed and are headquartered in Canada or the United States. The 2023 primary peer group was determined to be as follows:

Company	Sector	Headquarters
Vital Farms Inc.	Packaged Food and Meats	United States
Benson Hill Inc.	Agricultural Products and Services	United States
Village Farms Inc.	Agricultural Products and Services	Canada
Aurora Cannabis Inc.	Pharmaceuticals	Canada
HEXO Corp.	Pharmaceuticals	Canada
S&W Seed Company	Agricultural Products and Services	United States
Knight Therapeutics Inc.	Pharmaceuticals	Canada
Corby Spirit and Wine Limited	Distillers and Vintners	Canada

Notes:

(1) The Company removed Planet 13 Holdings Inc., Charlottes Web Holdings Inc., MGP Ingredients, Inc., Sundial Growers Inc., Harvest Health and Recreation Inc., The Valens Company Inc., Andrew Peller Limited from the Company’s Fiscal 2023 peer group.

(2) The Company included Vital Farms Inc., Benson Hill Inc., Village Farms Inc., Aurora Cannabis Inc., S&W Seed Company in the Company’s Fiscal 2023 peer group.

The Company’s goal is to generally set the target total direct compensation at or around the median of the peer group while allowing variable compensation to pay out above median when targets are exceeded. Compensation for any given executive may be set above or below the median to reflect the strategic importance of the executive’s role as well as individual performance and potential. Although market data is used to inform compensation decisions, the Company ultimately relies on its own experience, information and deliberations to determine individual compensation arrangements. In Fiscal 2023 the Company established more robust and precise performance targets tied to Company performance, which were implemented in Fiscal 2023 and communicated throughout the organization. The Compensation Committee intends to review the compensation peer group biennially to ensure the group is appropriate for compensation planning, with the next review scheduled to occur in 2025.

Based on bench marking in Fiscal 2023 the total compensation of NEOs was found to be below the median of the peer group. The Compensation Committee approved an approach to move NEO pay closer to the median with a focus on “at risk pay”.

Principal Elements of the Compensation Plan

The Company’s executive compensation program includes three principal elements: (a) base salary; (b) short-term incentive plan (“STIP”); and (c) long-term incentive plan (“LTIP”). The combined total compensation framework is designed to support a pay for performance philosophy while achieving a market competitive total target compensation package:

BASE + STIP [corporate objectives + personal objectives] + LTIP [Options + RSUs + PSUs]

Compensation Element	Objective and Rationale	Design Elements
Base Salary Cash (Not at Risk)	• Aids in the attraction and retention of executive talent through a market competitive fixed rate of pay

•  Reflects an individual’s level of responsibility and authority

•  Individual salary recommendations based on reference group data and individual contribution and performance

•  Performance period: one year

Short Term Incentive Plan (“STIP”) Cash/Equity (At Risk)

•  Motivates employees to achieve individual and corporate objectives over the current fiscal year

•  Supports a pay for performance philosophy where employees are compensated based on company and individual performance

•  Attracts and retains top talent as part of the cash component of a market competitive compensation strategy

• Each participant has a target annual incentive calculated as a percentage of salary. • Payouts determined based on the achievement of corporate and individual performance objectives
Long Term Incentive Plan (“LTIP”) Equity (At Risk)

•  Provides an opportunity to reward achievement of long-term plans and promote buy-in on the company’s strategy

•  Awards for outstanding performance and a vehicle for capital accumulation

•  Provides a vehicle that aligns employees with the performance of shares and long-term vision of the company

• Combination of RSUs and PSUs: vesting conditions as determined by the Board • Options: no value to recipient unless shareholder value created from time of grant • Performance period: up to 10 years

Compensation Decisions for Fiscal 2023

Pay Mix

To support the alignment of interests of executives with the short-term and long-term performance of the organization, the Company’s executive compensation framework provides for a portion of total compensation to be at risk. In Fiscal 2023, 50% of the CEO’s compensation was “at risk” and 44% of the NEO compensation was “at risk”. In Fiscal 2024, 60% of the CEO’s compensation will be “at risk” and 56% of the NEO compensation will be “at risk”.

Base Salaries

The base salary of executives is reviewed annually by the Board. In determining the base salary of an executive officer, the Board considers the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the same industry as well as other industries which are similar in size as the Company;

(c)	the experience level of the executive officer;

(d)	the commitment which the executive officer has demonstrated to the Company; and

(e)	the executive officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

STIP (Short Term Incentive Program”)

The STIP is designed to motivate executives to achieve certain corporate and individual objectives. The STIP is recommended by the Compensation Committee and approved by the Board. Corporate objectives are financial in nature and equally weighted between budgeted values for the metrics net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).9 Individual objectives are financial and strategic in nature and set for each executive at the beginning of the fiscal year.

	CEO	Other NEOs

Target STIP	50%	40%

STIP Award Range	0%-50%	0%-40%

Corporate Objective Weight	80%	75%

Individual Objective Weight	20%	25%

Individual objectives are financial and strategic in nature and set for each executive at the beginning of the year. Each corporate objective metric has a threshold level below which no payout will occur for that metric. In Fiscal 2023, the Company achieved a payout of 0% on the Net Revenue and Adjusted EBITDA metric as the Company did not achieve the threshold level of payment.

There was a gating requirement for STIP for Fiscal 2023 below which no payment under STIP would occur. In Fiscal 2023, this gating requirement was set at 6 million Adjusted EBTIDA target. As Adjusted EBITDA only achieved the gating requirement of $6M by fully reversing the STIP accrual, no cash payment will be made in respect of Fiscal 2023. In recognition of individual performance, the Board intends to make a discretionary grant of RSUs (the “Discretionary RSU Grant”).

LTIP

Long term incentives are awarded to named executives as part of a competitive total compensation package. The intention of the LTIP is to reward achievement and promote buy-in of the long-term plans of the Company, to award employees for outstanding performance against

[9]

Adjusted EBITDA is a key indicator used by the Company to measure performance against internal targets and prior period results and is commonly used by financial analysts and investors to assess performance. This measure is specific to the Company and has no standardized meaning prescribed by International Financial Reporting Standards (“IFRS”). Therefore, Adjusted EBITDA may not be comparable to similar measures presented by other companies. Adjusted EBITDA is the Company’s adjusted earnings before interest, taxes, depreciation and amortization. This measure also excludes the impact of certain other adjustments related to events that are non-recurring or unusual in nature that the Company believes are not otherwise reflective of its ongoing operations and would make comparisons of underlying financial performance between periods difficult. For further information on the key metric, its computation and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure determined under IFRS, please see “Financial Review and Discussion of Operations” in the Company’s Fiscal 2023 Management’s Discussion and Analysis (“Fiscal 2023 MD&A”). The Fiscal 2023 MD&A is incorporated by reference herein and is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

those long-term plans and to align employees’ interest with the performance of shares and interests of Shareholders while supporting capital accumulation.

Target long-term grants are recommended by the Compensation Committee and approved by the Board, taking into consideration various factors including previous grants. For Fiscal 2023, the LTIP for NEOs consists of 50% RSUs (as defined below) and 50% PSUs (as defined below). RSUs, including those granted to the CEO, vest in thirds over a three-year time horizon. PSUs, including those granted to the CEO, vest wholly after a 3-year time horizon and are tied to the achievement of certain business objectives. For Fiscal 2023, the PSU grants are tied to 3-year cumulative goals of net revenue and Adjusted EBITDA. The PSU grant provides for the opportunity to achieve more or less than the targeted payout based on actual performance against objectives allowing for executives to earn more than the median of total compensation in the market. As such, the PSUs granted will be between 0% and 150% of target based on actual results.

Stock Options Grant

While the Company’s normal course annual long-term incentive plan is comprised of 50% PSUs and 50% RSUs, as a matter of policy, the Compensation Committee considers stock option awards on a periodic basis (e.g., every few years). No stock options (each, an “Option”) were awarded to any NEOs in Fiscal 2023.

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the previous three completed financial years, with Fiscal 2023 being a thirteen month period instead of a twelve month period:

Names and Principal Position	Year	Salary ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(5) ($)	Total compensation ($)
					Annual incentive plan(4) ($)	Long- term incentive plan ($)
Beena Goldenberg,(6) CEO and Director	2023(1)	515,813	236,249	-	-	-	-	9,233	761,295
	2022	441,354	$222,672	$1,514,561	120,699	-	-	13,327	2,312,613
	2021	-	-	-	-	-	-	-	-
Derrick West,(7) CFO	2023(1)	343,623	126,877	-	-	-	-	26,645	497,145
	2022	305,000	$120,735	$342,852	54,900	-	-	43,956	867,443
	2021	273,600	40,011	69,127	20,665	-	-	20,208	422,601
Paolo De Luca, Chief Strategy Officer	2023(1)	305,153	112,245	-	-	-	-	25,048	442,446
	2022	267,240	$53,078	$300,993	60,931	-	-	67,353	749,595
	2021	265,493	38,826	69,127	20,043	-	-	24,765	418,254

Names and Principal Position	Year	Salary ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(5) ($)	Total compensation ($)
					Annual incentive plan(4) ($)	Long- term incentive plan ($)
Helen Martin,(8) Chief Legal Officer	2023(1)	312,878	114,646	-	-	-	-	19,162	446,686
	2022	272,950	$108,050	$306,973	61,687	-	-	55,895	805,555
	2021	255,000	37,049	69,127	19,875	-	-	19,650	400,701
Tim Emberg, (9) Chief Commercial Officer	2023(1)	315,375	116,004	-	-	-	-	22,325	453,704
	2022	252,350	$99,893	$284,049	60,564	-	-	47,435	744,291
	2021	234,800	45,445	69,127	24,500	-	-	19,044	392,916

Notes:

(1)	Compensation for 2023 represents the 13-month period from September 1, 2022, to September 30, 2023.
(2)

Grant prices under this column are presented on a pre Share-Consolidation basis. 2023: Represents RSUs and PSUs granted at $1.23. In September 2022 as described in other tables. 2022: Represents RSUs and PSUs granted at $2.87 in October 2021 and May 2022 as described in other tables. 2021: Represents RSUs and PSUs granted at $2.38 in January 2021 as described in other tables. The Board intends to issue one time Discretionary RSU Grant in recognition of personal performance in Fiscal 2023, following determination that the STIP gating requirement for Fiscal 2023 was not met. This grant is intended to be made after the date of this circular and not reflected in the table above.

(3)

These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended August 31, 2022, and 2021, consistent with the values used in the Company’s financial statements.

(4)	Cash bonus accrued at year end and paid subsequent to year end.
(5)	Includes perquisite of a car allowance, employer’s contribution under the Company’s deferred profit sharing plan, vacation payment, signing bonus and parking allowance, which perquisites vary by NEO.
(6)	Beena Goldenberg was appointed CEO September 9, 2021.
(7)	Derrick West, who was the Chief Financial Officer of the Company since March 4, 2020, departed on November 12, 2023.
(8)

Helen Martin was appointed Chief Legal Officer on July 15, 2021. Prior to that, she served as Senior Vice President, Strategic and Legal Affairs from April 7, 2019 to July 14, 2021, and Vice-President, Strategic and Legal Affairs from November 28, 2018 to April 4, 2019.

(9)

Tim Emberg was appointed Chief Commercial Officer on October 6, 2022. Prior to that, he served as Chief Revenue Officer from July 15, 2021 to October 5, 2022, Senior Vice President, Sales and Commercial Operations from September 9, 2018 to July 14, 2021, and Vice President of Sales and Commercial Operations from October 2, 2017 to September 8, 2018.

Performance Graph

The following graph compares the Company’s performance since inception and ending on September 30, 2023 (with all dividends and distributions reinvested) to the S&P/TSX Composite Index, each starting with an investment of C$100:

The trend shown by the above performance graph does not directly correlate to the compensation received by the Company’s NEOs. The Company’s cumulative shareholder return performance reflects both operational and financial performance within the Company’s control as well as the impact of economic, industry, and market factors that are beyond the Company’s control. The Compensation Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short-term changes in the market price of the Common Shares.

Equity Incentive Plans

As of the date of this Circular, there are 3,938,215 awards outstanding under the Company’s equity incentive plans, each of which could be exercised or settled for one Common Share, which represents 4.85% of the Company’s issued and outstanding Common Shares as at the date of this Circular. Of these, 3,033,457 awards are governed by the terms of the 2020 Equity Incentive Plan, 756,680 awards are governed by the terms of the 2017 Equity Incentive Plan, and 148,078 awards are governed by the terms of the 2011 Stock Option Plan.

As a result, there remains an aggregate of 5,082,706 Common Shares (plus any awards forfeited or cancelled) available for issuance under the 2020 Equity Incentive Plan, representing approximately 6.26% of the Company’s issued and outstanding Common Shares as of the date of this Circular. No additional awards can be made under the 2017 Equity Incentive Plan and 2011 Stock Option Plan. All awards made from January 23, 2020 onwards are governed by the 2020 Equity Incentive Plan. The 2017 Equity Incentive Plan and the 2011 Stock Option Plan remain in effect only in respect of outstanding equity-based awards.

2020 Equity Incentive Plan

Overview

On January 23, 2020, the Board approved the 2020 Equity Incentive Plan, pursuant to which the Company is able to grant equity-based incentive awards in the form of Options, restricted share units (each, a “RSU”), performance share units (each, a “PSU”) and deferred share units (each, a “DSU”), as further described below. The Board re-approved the 2020 Equity Incentive Plan on January 17, 2023.

The purpose of the 2020 Equity Incentive Plan is to, among other things, provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of the Company and its subsidiaries, to reward such of those directors, employees and consultants as may be granted awards under the 2020 Equity Incentive Plan by the Board from time to time for their contributions toward the long-term goals and success of the Company and to enable and encourage such directors, employees and consultants to acquire Common Shares as long-term investments and proprietary interests in the Company.

Material Terms of the 2020 Equity Incentive Plan

The 2020 Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the 2020 Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time, such number being 8,116,163 as at December 18, 2023. The capacity provided under the 2020 Equity Incentive Plan is in addition to the 904,758 awards outstanding under the Company’s previous equity incentive plans.

The 2020 Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the 2020 Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Insider Participation Limit

The 2020 Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the Company’s issued and outstanding Common Shares.

Furthermore, the 2020 Equity Incentive Plan provides that (i) the Company shall not make grants of awards to non-employee directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non-employee directors, at the time of such grant, under all of the Company’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of the Company, (a) the aggregate fair value on the date of grant of all Options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the Options) granted to any one non-employee director under all of the Company’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non-employee director upon such non-employee director joining the Board.

Any Common Shares issued by the Company through the assumption or substitution of outstanding Options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2020 Equity Incentive Plan.

Administration of the 2020 Equity Incentive Plan

The Plan Administrator (as defined in the 2020 Equity Incentive Plan) is determined by the Board, and is currently the Compensation Committee. The 2020 Equity Incentive Plan may in the future be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2020 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2020 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2020 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2020 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2020 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2020 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2020 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2020 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2020 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”). Subject to any accelerated termination as set forth in the 2020 Equity Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the 2020 Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting a Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2020 Equity Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the 2020 Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the U.S. Internal Revenue Code of 1986, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

The RSUs granted to the NEOs in Fiscal 2023 vest in thirds over a three-year time horizon as described in the Compensation Decisions for 2023 section of this Circular.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2020 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

The PSUs granted to the NEOs in Fiscal 2023 vest wholly after a 3 year time horizon and are tied to the achievement of certain business objectives as described in the Compensation Decisions for 2023 section of this Circular.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2020 Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the 2020 Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the 2020 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where Shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2020 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the 2020 Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause

☐    Any Option or other award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the 2020 Equity Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

Resignation

Termination without Cause

☐    A portion of any unvested Options or other awards shall immediately vest, such portion to be equal to the number of unvested Options or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Options or other awards were originally scheduled to vest. Any vested Options may be exercised by the

Event	Provisions

     participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled within 90 days after the Termination Date.

Disability

☐    Any award held by the participant that has not vested as of the date of such participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested award other than an Option will be settled within 90 days after the Termination Date.

Death

☐    Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested Option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option, and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

Retirement

☐    Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of the Company or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of Performance Goals (as defined in the 2020 Equity Incentive Plan) that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such Option; and (B) the third anniversary of the participant’s date of retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an Option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an Option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with the Company or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any

Event	Provisions

Option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the 2020 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)

If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2020 Equity Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)

any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)

Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Company may terminate all of the awards, other than an Option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the 2020 Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award (as defined in the 2020 Equity Incentive Plan) equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. Taxpayers (as defined in the 2020 Equity Incentive Plan) will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Company’s assets, (c) the dissolution or liquidation of the Company, (d) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, (e) individuals who comprise the Board at the last annual general meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board, or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2020 Equity Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the 2020 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the 2020 Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the 2020 Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the United States Internal Revenue Code of 1986, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders is required to effect any of the following amendments to the 2020 Equity Incentive Plan:

(a)

increasing the number of Common Shares reserved for issuance under the 2020 Equity Incentive Plan, except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(c)

reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the 2020 Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)

extending the term of an Option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(e)	permitting an Option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of non-employee directors;

(g)	permitting awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or otherwise limiting the amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the 2020 Equity Incentive Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Company for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

2017 Equity Incentive Plan

Overview

On November 7, 2017, the Board approved the 2017 Equity Incentive Plan of the Company pursuant to which the Company is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Company and/or its affiliates (“Participants”) are eligible to receive RSUs or PSUs, under the 2017 Equity Incentive Plan.

The purpose of the 2017 Equity Incentive Plan is to assist with the recruitment of and retention of high-caliber directors, executives, employees and consultants to serve the Company and to permit the Company to preserve its cash-flow to better align the interests of the Participants with the long-term interests of the Shareholders (as defined in the 2017 Equity Incentive Plan).

The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries thereby lowering its fixed cash compensation costs.

Under the 2017 Equity Incentive Plan, a maximum of 2,500,000 Common Shares are reserved for issuance from treasury (the “Reserved Shares”). Notwithstanding the foregoing, the number of Reserved Shares reserved for issuance pursuant to both RSUs and PSUs shall not (under all of the Company’s security-based compensation arrangements) equal more than 10% of the number of Common Shares then issued and outstanding.

The aggregate number of Common Shares issuable from treasury to any one Participant under the 2017 Equity Incentive Plan and all other security-based compensation arrangements of the Company shall not exceed 5% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to insiders, at any time, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares; and the aggregate number of Common Shares issued to insiders within any one-year period, under all security-based compensation arrangements of the Company, may not exceed 10% of the Company’s issued and outstanding Common Shares. Further, the aggregate number of Common Shares that may be issuable to any one insider or Eligible Consultant (as defined in the 2017 Equity Incentive Plan) of the Company or any of its subsidiaries pursuant to PSUs in any 12-month period must not exceed 2% of issued and outstanding Common Shares.

The aggregate number of Common Shares issuable to directors who are not employees or officers shall be limited to 1% of the Company’s issued and outstanding Common Shares.

The interest of any Participant under the 2017 Equity Incentive Plan or in any PSU or RSU shall not be transferable or assignable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or children or grandchildren or a personal holding company or family trust controlled by a Participant, the Shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary (as defined in the 2017 Equity Incentive Plan).

While the 2017 Equity Incentive Plan does not stipulate a specific term for RSUs or PSUS granted thereunder, awards may not expire beyond the date which is two years after the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), except where Shareholder approval is received, as outlined below. All awards must vest and settle in accordance with the provisions of the 2017 Equity Incentive Plan and any applicable grant agreement.

Subject to certain exceptions included in the 2017 Equity Incentive Plan, the occurrence of a Change of Control (as such term is defined in the 2017 Equity Incentive Plan) will not result in the vesting of unvested RSUs or PSUs nor the lapse of any period of restriction pertaining to any RSUs. In October 2019, the Board amended the 2017 Equity Incentive Plan in accordance with the amendment procedures of the 2017 Equity Incentive Plan such that in the event that: (a) a Change of Control (as defined in the 2017 Equity Incentive Plan) occurs and; (b) within 12 months of the date of the Change of Control, (i) the employment of the Participant is terminated without Cause (as defined in the 2017 Equity Incentive Plan), or (ii) the employment of the Participant by the Company does not continue at the level of responsibility or level of compensation at least commensurate with the Participant’s level or responsibility or compensation immediately prior to the Change of Control, and the Participant provides written notice to the Company within such 12 month period to treat the Participant’s employment as being terminated as a result of either such reduction with the Participant’s termination being effective as at the date of the said written notice, then at the time that the termination of the Participant is effective all of the unvested RSUs and the PSUs then held by the Participant shall automatically and irrevocably become vested in full.

The Board may, without notice, at any time and from time to time, amend the 2017 Equity Incentive Plan or any provisions thereof in such manner as the Board, in its sole discretion and without Shareholder approval. Notwithstanding the foregoing, the following amendments to the 2017 Equity Incentive Plan require the approval of Shareholders of the Company: (a) an increase in the maximum number of Common Shares issuable pursuant to the 2017 Equity Incentive Plan; (b) an extension of the expiry date for PSUs or RSUs granted to insiders; (c) the addition of additional categories of Participants; or (d) any amendment to the terms governing the amendment, suspension or termination of the 2017 Equity Incentive Plan. Further, if an amendment adversely affects the right under any previously granted PSU and/or RSU, such amendment shall not be effective on such previously granted PSU and/or RSU without the consent of each affected Participant.

Termination of Employment or Services

The following table describes the impact of certain events upon the Participants under the 2017 Equity Incentive Plan, including termination for cause, resignation, death, disability, termination without cause, or retirement:

Event	Provisions

Termination for Cause/Resignation/ Death/Disability	• Any unvested PSUs or RSUs, as applicable, shall terminate and be forfeited.

Termination without Cause

•  At the Company’s discretion, all or a portion of such Participant’s PSUs or RSUs, where applicable, may be made fully vested, or may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.

Retirement

•  All outstanding PSUs or RSUs held by such Participant that are not vested shall immediately and automatically terminate, other than those PSUs or RSUs which would have become vested within the one year period following the Participant’s Termination Date (as defined in the 2017 Equity Incentive Plan), which shall for this purpose continue to vest (and be paid out) in accordance with the 2017 Equity Incentive Plan.

The 2017 Equity Incentive Plan did not replace the Company’s 2011 Stock Option Plan. Rather, the two work in combination.

2011 Stock Option Plan

The Company adopted the 2011 Stock Option Plan on August 2, 2011. The 2011 Stock Option Plan was established to provide an incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2011 Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The 2011 Stock Option Plan also provides that the number of Common Shares issuable under the 2011 Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, including the 2017 Equity Incentive Plan, may not exceed 10% of the total number of issued and outstanding Common Shares. Pursuant to the 2011

Stock Option Plan all Options expire on a date not later than 10 years after the date of grant of an Option. The 2011 Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

(a)

Persons who are Service Providers (as defined in the 2011 Stock Option Plan) to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of Options under the 2011 Stock Option Plan;

(b)	Options granted under the 2011 Stock Option Plan are non-assignable, and non-transferable for a period of up to 10 years;

(c)

For Options granted to Service Providers, the Company must ensure that the proposed Optionee (as defined in the 2011 Stock Option Plan) is a bona fide Service Provider of the Company or its affiliates;

(d)

An Option granted to any Service Provider will expire within one year (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e)	The 2011 Stock Option Plan does not contain restrictions on insider participation.

(f)

If an Optionee dies, any vested Option held by him or her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(g)

In the case of an Optionee being dismissed from employment or service for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(h)	The exercise price of each Option will be set by the Board on the effective date of the Option and will not be less than the Discounted Market Price (as defined in the 2011 Stock Option Plan);

(i)

Vesting of Options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period;

(j)

In the event of a Change of Control (as defined in the 2011 Stock Option Plan) occurring, Options granted and outstanding, which are subject to vesting provisions, shall be deemed to have immediately vested upon the occurrence of the Change of Control, subject to the approval of the TSX-V (or the NEX, as the case may be) for vesting requirements imposed by the TSX; and

(k)

The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the 2011 Stock Option Plan with respect to all 2011 Stock Option Plan shares in respect of Options which have not yet been granted under the 2011 Stock Option Plan.

Securities Authorized for Issuance under the Equity Compensation Plans

The following table sets forth details of the Company’s compensation plans under which equity securities are authorized for issuance as at the financial year end of September 30, 202310:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, PSUs and DSUs	Weighted-average exercise price of outstanding Options, RSUs, PSUs and DSUs	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by securityholders	3,971,538	$7.09	9,027,171

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	3,971,538	$7.09	9,027,171

The following table provides information regarding the number of equity securities awarded as incentive plan awards as of September 30, 2023:

	Number	Percentage of Shares Outstanding

Shares issued from treasury pursuant to exercise of Options or settlement of RSUs, PSUs and DSUs	86,386	0.11%
Options, RSUs, PSUs and DSUs granted and outstanding	3,971,538	4.89%
Options, RSUs, PSUs and DSUs available for future grants(1)	5,055,633	6.23%
Total number of Common Shares reserved for issue	9,027,171	11.12%

10 As the Company has been in a restricted period related to the Investment and annual reporting, it has not yet issued its annual LTIP awards for Fiscal 2024. These are intended to be issued following the date hereof, together with the Discretionary RSU Grant.

Notes:

(1)	Assumes all Options, RSUs, PSUs and DSUs available for future grants are to be settled for Common Shares issued from treasury.

Burn Rate under the Equity Compensation Plans

The following table shows the number of Options, RSUs and PSUs granted as a percentage of average shares outstanding (the “burn rate”) for the previous three fiscal years:

	2021	2022	2023

Grants under the 2011 Stock Option Plan	-	-	-

Grants under the 2017 Equity Incentive Plan	-	-	-

Grants under the 2020 Equity Incentive Plan	527,885	1,777,488	903,861

Burn rate(1)	0.82%	2.30%	1.11%

Notes:

(1)

The burn rate for the year is calculated based on the number of Options, RSUs and PSUs issued in a year, including any dividend equivalents awards issued, divided by the weighted average number of Common Shares outstanding for such year.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table provides information regarding the outstanding Option-based awards and share-based awards for each NEO as of September 30, 2023.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed (2) ($)
Beena Goldenberg	125,000	11.40	October 14, 2031	Nil	19,238	34,628	26,044
	127,000	5.60	July 21, 2032	Nil

Derrick West (3)	10,000	14.60	December 22, 2027	Nil	9,140	16,452	70,214

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed (2) ($)

	12,500	19.00	December 17, 2028	Nil

	75,000	8.68	April 23, 2030	Nil

	12,500	8.76	January 18, 2031	Nil

	86,000	5.60	July 21, 2032	Nil

Paolo De Luca	75,000	14.60	December 22, 2027	Nil	9,140	16,452	70,214
	12,500	19.00	December 17, 2028	Nil
	12,500	8.76	January 18, 2031	Nil
	75,500	5.60	July 21, 2032	Nil

Tim Emberg	75,000	14.60	December 22, 2027	Nil	9,309	16,756	41,647
	6,250	19.00	December 17, 2028	Nil
	12,500	8.76	January 18, 2031	Nil
	71,250	5.60	July 21, 2032	1,938

Helen Martin	25,000	19.00	December 17, 2028	Nil	9,335	16,803	20,279
	37,500	12.60	December 30, 2029	Nil
	12,500	8.76	January 18, 2031	Nil
	77,000	5.60	July 21, 2032	Nil

Notes:

(1)	The value is the difference between the closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023 and the exercise price of the applicable options.

(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023.

(3)	Derrick West, who was the Chief Financial Officer of the Company since March 4, 2020, departed effective November 12, 2023.

Incentive Plan Awards Vested or Earned in 2023

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the thirteen months ended September 30, 2023.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Beena Goldenberg	-	20,225	-

Derrick West(3)	-	12,332	-

Paolo De Luca	-	9,610	-

Tim Emberg	-	11,320	-

Helen Martin	-	11,149	-

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023 and the exercise price of the applicable options.

(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023.

(3)	Derrick West, who was the Chief Financial Officer of the Company since March 4, 2020, departed effective November 12, 2023.

Group Retirement Programs

The Company offers two group retirement programs through Desjardins. The first is a retirement savings plan (RRSP) plan, pursuant to which full-time employees (including NEOs) who have been employed for six months or longer (“Eligible Employees”) contribute 2% of their earnings into the plan. The second is a deferred profit sharing plan (DPSP), pursuant to which the Company contributes 2% of the applicable Eligible Employee earnings into the plan. Withdrawal of funds is not permitted unless there are additional employee voluntary contributions. These contribution amounts were increased to 3% effective Fiscal 2021 and subsequently increased to 4% effective Fiscal 2022.

Benefits and Perquisites

The Company does not, as of the date of this Circular, offer any material benefits or perquisites to its NEOs other than potential grants of Options, RSUs, DSUs and PSUs and as otherwise disclosed and discussed herein.

Termination and Change of Control Benefits

The Company has employment contracts with its NEOs that provide for, among other things, the payment of severance in connection with certain termination events. The following are brief descriptions of certain relevant provisions of the employment contracts with those NEOs that continue to be employees of the Company as at the date of this Circular.

Beena Goldenberg

Ms. Goldenberg’s employment contract states that, in the event that her employment is terminated by the Company, at any time without cause, Ms. Goldenberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for twelve (12) months. Should termination follow a change of control, the salary continuation period is twenty four (24) months of base salary and twenty four (24) months of the annual bonus paid in the fiscal year prior to the date upon which the change of control occurs. In the event that the beneficial owner is BAT (or any related entity), the salary continuation and bonus period is limited to twelve (12) months.

Derrick West

Mr. West’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. West is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should his termination follow a change of control, the salary continuation period will remain unchanged.

Paolo De Luca

Mr. De Luca’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. De Luca is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should his termination follow a change of control, the salary continuation period will remain unchanged.

Helen Martin

Ms. Martin’s employment contract states that, in the event her employment is terminated by the Company, at any time without cause, Ms. Martin is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

Tim Emberg

Mr. Emberg’s employment contract states that, in the event his employment is terminated by the Company, at any time without cause, Mr. Emberg is entitled to receive payments equal to a pro rata share of the bonus owed under the agreement, and salary continuation for 12 months. Should termination follow a change of control, the salary continuation period remains unchanged.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each of the above noted NEO, assuming that such executive’s employment agreement was terminated by the Company without cause on September 30, 2023, the last business day of the fiscal year:

NEO	Incremental Payment for Termination Without Cause(1), (2), (3) ($)	Incremental Payment for Termination Without Cause Following a Change of Control(1), (2), (3) ($)

Beena Goldenberg	675,000	675,000

Paolo De Luca	374,136	374,136

Helen Martin	382,130	382,130

Tim Emberg	353,290	353,290

Notes:

(1)	Amounts do not include the value associated with the acceleration of vesting of outstanding awards.

(2)	Amounts include a pro rata bonus payment owed under each NEO’s employment agreement, if applicable, assuming a non-discretionary bonus at applicable base salary target.

(3)	Amounts assume that all reimbursements have been paid and no benefits have accrued.

DIRECTOR COMPENSATION

Overview and Philosophy

The Company’s director compensation practices are overseen by the Compensation Committee, as well as by the Board as a whole. The Compensation Committee also relies on third party advisors as required to assist it in determining its director compensation practices.

The compensation of directors is designed to attract and retain qualified individuals to serve on the Board, align the interests of the directors with the interests of the Company’s Shareholders, and provide competitive compensation in line with the risks and responsibilities inherent in the role of director.

Elements of 2023 Director Compensation

For Fiscal 2023, the Company’s directors received the following amounts for their services as directors of the Board and as members of the committees of the Board.

Role	Cash Retainer	Equity Retainer

Basic Board Member	$60,000	$90,000

Audit Committee Chair	$7,500	$7,500

Corporate Governance and Nominating Committee Chair	$6,000	$6,000

Compensation Committee Chair	$6,000	$6,000

Investment Committee Chair	$6,000	$6,000

Committee Member	$3,000	$3,000

Chairman of the Board	$95,000	$114,500

The Board, with assistance from the Compensation Committee, annually reviews the Company’s approach to director compensation. The Compensation Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company’s director compensation includes benchmarking against other cannabis and consumer goods companies in Canada. Annual retainers are intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment.

The Compensation Committee engaged Hugessen to conduct an overview of the Company’s compensation for directors in order to develop an approach for Fiscal 2022 and Fiscal 2023. In Fiscal 2022, cash retainers for all directors, excluding the Chairman of the Board, were increased by $2,000 per director, while equity retainers were increased by $17,000 per director. The Chairman of the Board’s equity retainer was increased by $19,500 in Fiscal 2022.

Currently, the directors do not benefit from pension plan participation. Perquisites and personal benefits are generally not available to the directors. The Compensation Committee believes that it has established an appropriate comparator group for purposes of setting the future compensation of the directors and intends to continue to monitor such comparator group as it reviews its future compensation amounts.

Director Summary Compensation Table

The following table sets forth the value of all compensation provided to the directors of the Company for thirteen month period ended September 30, 2023.

Name(1)	Fees earned ($)	Share- based awards(2) ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Peter Amirault	102,917	134,000	-	-	-	-	236,917

Sherry Porter	74,750	99,000	-	-	-	-	173,750

Dexter John	78,000	102,000	-	-	-	-	180,000

Geoffrey Machum	74,750	99,000	-	-	-	-	173,750

Ken Manget	74,750	99,000	-	-	-	-	173,750

Stephen Smith	76,375	100,500	-	-	-	-	176,875

Marni Wieshofer	71,500	96,000	-	-	-	-	167,500

Simon Ashton(3)	-	-	-	-	-	-	-

Name(1)	Fees earned ($)	Share- based awards(2) ($)	Option -based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Caroline Ferland(3)(4)	-	-	-	-	-	-	-

Notes:

(1)

The relevant disclosure for Beena Goldenberg’s compensation as CEO has been included in the Summary Compensation Table for NEOs above. Beena Goldenberg did not receive any compensation for her role as director.

(2)	Based on the units issued multiplied by the share price on the date of grant.

(3)	BAT nominees are not entitled to compensation from the Company for their service.

(4)	Caroline Ferland was appointed to the Board on March 21, 2023, and resigned on September 1, 2023.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table provides information regarding the Option-based and share-based awards for each director outstanding as of September 30, 2023. This includes awards granted prior to the thirteen month period ended September 30, 2023.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)

Peter Amirault	10,000	5.00	June 28, 2026	Nil	Nil	Nil	137,646

	3,750	5.68	September 1, 2026	Nil

	9,828	10.36	September 21, 2027	Nil

	12,500	19.00	December 17, 2028	Nil

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiry date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)

Sherry Porter	20,000	19.00	December 17, 2028	Nil	Nil	Nil	76,851

Dexter John	20,000	19.00	December 17, 2028	Nil	Nil	Nil	68,657

Geoffrey Machum	20,000	8.68	April 23, 2030	Nil	Nil	Nil	24,970

Ken Manget	20,000	8.68	April 23, 2030	Nil	Nil	Nil	73,271

Stephen Smith	20,000	8.68	April 23, 2030	Nil	Nil	Nil	74,612

Marni Wieshofer	20,000	9.00	January 25, 2031	Nil	Nil	Nil	55,262

Simon Ashton(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Caroline Ferland(3)(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023 and the exercise price of the applicable options.
(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023.
(3)	BAT nominees are not entitled to compensation from the Company for their service.
(4)	Caroline Ferland was appointed to the Board on March 21, 2023, and resigned on September 1, 2023.

Incentive Plan Awards Vested or Earned in 2023

The following table provides information regarding the value vested or earned on incentive plan awards for directors for the financial year ended September 30, 2023.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)

Peter Amirault	Nil	49,025	Nil

Sherry Porter	Nil	36,220	Nil

Dexter John	Nil	37,318	Nil

Geoffrey Machum	Nil	36,200	Nil

Ken Manget	Nil	26,220	Nil

Stephen Smith	Nil	36,769	Nil

Marni Wieshofer	Nil	35,122	Nil

Simon Ashton(3)	Nil	Nil	Nil

Caroline Ferland(3)(4)	Nil	Nil	Nil

(1)	The value is the difference between closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023 and the exercise price of the applicable options.

(2)	Based on the closing price of the Company’s Common Shares on the TSX of $1.80 on September 30, 2023.

(3)	BAT nominees are not entitled to compensation from the Company for their service.

(4)	Caroline Ferland was appointed to the Board on March 21, 2023, and resigned on September 1, 2023.

Share Ownership Policy

Please see “Share Ownership Policy” under Compensation of Executive Officers.

Directors’ and Officers’ Liability Insurance11

The Company has directors’ and officers’ liability insurance. The Company’s aggregate annual premium is currently C$5,249,115 (US$3,917,250). No part of this premium is paid by the directors or officers of the Company. The aggregate insurance coverage under the policy is limited to C$33,500,000 (US$25,000,000) per claim and C$33,500,000 (US$25,000,000) per policy year for certain claims. A deductible is not payable by any director or officer making a claim under the policy. This insurance coverage is in addition to the Company’s general third-party liability risk insurance.

11 U.S. dollars converted into Canadian dollars based on the daily average rate of exchange posted by the Bank of Canada on the date of invoicing, being USD$1.00 equals CAD$1.34.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At the date of this Circular, there are no directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company that are indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than in respect of the Investor’s interest in the Investment, as further described in this Circular, the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year ended September 30, 2023, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The Investor’s address is 103 Foulk Road, Suite 111, Wilmington, Delaware, 19803. See “Business of the Meeting – The Investment” for a description of the Investment.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR+ at www.sedarplus.ca and filed or furnished on EDGAR at www.sec.gov. Shareholders may contact the Company 1400-145 King Street West, Toronto, Ontario M5H 1J8, at telephone number: (844) 644-4726 to obtain copies of the Company’s annual information form, consolidated financial statements, and management’s discussion and analysis for the most recently completed fiscal year. Financial information of the Company is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended September 30, 2023. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Toronto, Ontario, December 20, 2023.

BY ORDER OF THE BOARD

(signed) “Beena Goldenberg”

Beena Goldenberg

Chief Executive Officer

APPENDIX A

SHARE ISSUANCE RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.

The (a) issuance by Organigram Holdings Inc. (the “Company”) of up to 38,679,525 common shares in the capital of the Company (the “Common Shares”) to BT DE Investments Inc. (the “Investor”) at a price of C$3.2203 per Common Share, for an aggregate subscription price of C$124,559,674.36 (such amount, the “Subscription Amount”), provided that if the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by the Investor, its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the “30% Common Share Limit”) as a result of any such issuance, the Company shall issue to the Investor the greatest number of Common Shares issuable without exceeding the 30% Threshold, with the balance issuable as Class A preferred shares (the “Class A Preferred Shares”) in the capital of the Company (the “Investment”), all in accordance with the terms of that certain subscription agreement dated November 5, 2023 between the Company and the Investor, as amended pursuant to an amending agreement between the Company and the Investor dated December 20, 2023 (the “Subscription Agreement”); (b) issuance by the Company of up to 55,000,000 Common Shares to the Investor upon the conversion of any Class A Preferred Shares in accordance with the terms of the articles of amendment of the Company to be adopted as described in Company’s management information circular dated December 20, 2023 (the “Circular), all in accordance with the terms of the Subscription Agreement; and (c) issuance by the Company of up to 90,000,000 Common Shares at a price per Common Share of no less than C$1.25 pursuant to the exercise of certain top-up rights granted to the Investor pursuant to that certain amended and restated investor rights agreement to be entered into between the Company and the Investor as described in the Circular (such pool to be used to the extent that the rules of the Toronto Stock Exchange require shareholder approval of any issuance under such top-up rights), all as more particularly described in the Circular, are hereby authorized and approved.

2.

Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered all such documents, under corporate seal of the Company or otherwise, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

3.

Notwithstanding the approval of these ordinary resolutions by the shareholders of the Company, but subject to the terms of the Subscription Agreement, the directors of the Company are hereby authorized and empowered to not proceed with the Investment without further notice to, or approval of, the shareholders of the Company.

APPENDIX B

ARTICLES OF AMENDMENT RESOLUTION

NOW THEREFORE BE IT RESOLVED BY A SPECIAL RESOLUTION THAT:

1.

Conditional on the closing of the first tranche of the proposed private placement between Organigram Holdings Inc. (the “Company”) and BT DE Investments Inc. (the “Investor”) described in the Company’s management information circular dated December 20, 2023 (the “Circular”), the articles are amended pursuant to the articles of amendment (the “Articles of Amendment”), substantially in the form attached as Appendix “C” to the Circular, as follows:

(a)	To create the Class A preferred shares, substantially on the terms set out in Appendix “C” to the Circular.

(b)

To provide that the authorized share capital of the Company, after giving effect to this special resolution, shall consist of an unlimited number of common shares and Class A preferred shares of the Company.

2.

Any director or officer of the Company is hereby authorized and directed to execute and deliver, or cause to be delivered, the Articles of Amendment pursuant to the Canada Business Corporations Act, and for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered all such documents, under corporate seal of the Company or otherwise, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

3.

Notwithstanding the approval of these special resolutions by the shareholders of the Company, but subject to the terms of that certain subscription agreement between the Company and the Investor dated November 5, 2023, as amended by the Company and the Investor on December 20, 2023, in respect of the proposed private placement with the Investor (the “Investment”), the directors of the Company are hereby authorized and empowered to not to proceed with the Investment, without further notice to, or approval of, the shareholders of the Company.

APPENDIX C

ARTICLES OF AMENDMENT

The articles are amended to increase the authorized capital of the Corporation to create an unlimited number of Class A Preferred Shares. After giving effect to the foregoing the class and maximum number of shares that the Corporation is authorized to issue shall be an unlimited number of Common Shares and an unlimited number of Class A Preferred Shares.

The Common Shares and Class A Preferred Shares shall have attached thereto and be subject to the following rights, privileges, restrictions and conditions:

1.	Definitions.

In these share provisions, the following words and phrases shall have the following meanings:

“affiliate” means, with respect to any Person, any other person which is directly or indirectly through one or more intermediaries controlled by, or under common control with, such Person.

“Amended and Restated Investor Rights Agreement” means the amended and restated investor rights agreement entered into by the Company and BT DE Investments Inc.

“Class A Preferred Shares” means the Class A Preferred shares of the Corporation.

“Common Shares” means the Common shares of the Corporation.

A Person is “controlled” by another person or other persons if: (i) in the case of a Corporation or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of board of directors carrying in the aggregate at least a majority of the votes for the election of board of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such Corporation or other body corporate; or (ii) in the case of a Person that is not an individual or a Corporation or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other. Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Corporation” means Organigram Holdings Inc.

“Issue Date” means, in respect of a Class A Preferred Share, the date on which such Class A Preferred Share was issued.

“joint actors” shall have the meaning given to it in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Person” means any individual, partnership, corporation, Corporation, association, trust, joint venture or limited liability Corporation.

“related parties” shall have the meaning given to it in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Common Shares

2.

Voting. The holders of the Common Shares shall be entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation (except where solely the holders of one or more other specified classes or series of shares (other than the Common Shares) shall be entitled to vote at a meeting, in which case, only such holders shall be entitled to receive notice of, to attend and to vote at such meeting). Each Common Share shall entitle the holder thereof to one vote at each such meeting.

3.

Dividends. Subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Common Shares) on the Common Shares unless the board of directors simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Common Shares or Class A Preferred Shares) on the Class A Preferred Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares.

4.

Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall be entitled to participate pari passu with the holders of Class A Preferred Shares, on an as converted basis, notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares.

5.

Anti-Dilution. In the event that the Class A Preferred Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Class A Preferred Shares, an appropriate adjustment, as determined in good faith by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Common Shares so as to maintain the relative rights of the holders of those shares.

Class A Preferred Shares

6.

Voting. Subject to the provisions of the laws governing the Corporation, as now existing or hereafter amended, the holders of the Class A Preferred Shares shall not be entitled to receive notice of, to attend or to vote at, any meeting of the shareholders of the Corporation.

7.

Dividends. Subject to the prior rights of the holders of any shares ranking senior to the Class A Preferred Shares with respect to priority in the payment of dividends, the holders of the Class A Preferred Shares shall be entitled to receive such dividends payable in cash or property of the Corporation as may be declared thereon by the board of directors from time to time. The board of directors may not declare any dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares) on the Class A Preferred Shares unless the board of directors simultaneously declares a corresponding dividend payable in cash or property (other than a stock dividend payable in Class A Preferred Shares or Common Shares) on the Common Shares in an equivalent per share amount, taking into account the conversion value of the Class A Preferred Shares

(notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares).

8.

Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation to its shareholders for the purposes of winding up its affairs, the holders of the Class A Preferred Shares shall be entitled to participate pari passu with the holders of Common Shares, on an as converted basis , notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares.

9.

Anti-Dilution. In the event that the Common Shares are at any time sub-divided, consolidated or changed into a greater or lesser number of shares of the same or another class, or a stock dividend is paid on the Common Shares, an appropriate adjustment, as determined in good faith by the board of directors of the Corporation, shall be made in the rights and conditions attached to the Class A Preferred Shares so as to maintain the relative rights of the holders of those shares.

10.

Transfers. Subject to Section 11, no holder of a Class A Preferred Share shall, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Class A Preferred Shares owned by such holder or any interest (including a beneficial interest) in any Class A Preferred Shares owned by such holder, other than transfers to affiliates of such holder.

11.	Conversion.

(a)

Subject to the limitation set forth in Section 11(a)(iv) below (the “Conversion Limitation”), holders of Class A Preferred Shares shall have the following rights of conversion (the “Conversion Right”):

(i)

Right to Convert. Each Class A Preferred Share shall be convertible into Common Shares at the option of the holder thereof initially on a one for one basis, without payment of any additional consideration by the holder thereof. Commencing on the Issue Date, the number of fully paid and non-assessable Common Shares into which each Class A Preferred Share is convertible shall increase at a rate of 7.5% per annum, calculated daily and based on 365 days per year, compounded annually (such increase, the “Accretion”), until such time as the holders of all of the issued and outstanding Class A Preferred Shares would beneficially own, or over which they exercise control or direction, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to a conversion of the all of the issued and outstanding Class A Preferred Shares (notwithstanding the application of the 30% Threshold (as defined below) to any actual conversion of Class A Preferred Shares), 49.0% of the aggregate number of Common Shares issued and outstanding. By way of example, if 100 Class A Preferred Shares are issued on the January 1, 2024, such Class A Preferred Shares would be convertible into (a) on January 1, 2024, 100 Common Shares, and (b) on January 1, 2025, 108 Common Shares; and if an additional 100 Class A Preferred Shares are issued on the January 1, 2025, such Class A

Preferred Shares would be convertible into 100 Common Shares on such date. For purposes of the foregoing sentence, “beneficial ownership” shall be calculated in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids.

(ii)

Suspension of Accretion. Notwithstanding the foregoing, in the event that the holder of any Class A Preferred Shares delivers written notice in accordance with section 8.3(1) of the Amended and Restated Investor Rights Agreement to the Company confirming its election not to convert all or a portion of such holder’s Class A Preferred Shares and irrevocably suspending the Accretion, the Accretion in respect of such Class A Preferred Shares held by the holder as of the date of such written notice shall be irrevocably suspended.

(iii)

Fractions. No fractional Common Shares shall be issued upon the conversion of any Class A Preferred Shares, and the number of Common Shares to be issued shall be rounded up or down to the nearest whole number.

(iv)	Conversion Limitation.

(A)

The Corporation shall not give effect to any voluntary conversion of Class A Preferred Shares pursuant to this Section or otherwise, and the Conversion Right will not apply, to the extent that after giving effect to all permitted issuances after such conversion of Class A Preferred Shares, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder exercising such Conversion Right, his, her or its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the “30% Threshold”). For purposes of the foregoing sentence, “beneficial ownership” shall be calculated in accordance with National Instrument 62-104 – Take-Over Bids and Issuer Bids.

(B)

Notwithstanding the provisions of Section 11(a)(iv), the Conversion Limitation shall not apply to the conversion of Class A Preferred Shares, where such conversion is made in to facilitate the sale, transfer, assignment or similar disposition of Common Shares to a Person dealing at arm’s length with the holder of Class A Preferred Shares (a “Disposition”); provided that, (i) if the Disposition is not completed for any reason, such conversion shall be deemed to not to have occurred, and (ii) if the Disposition is completed, immediately following such Disposition, the aggregate number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by the holder of Class A Preferred Shares, together with its affiliates, associates, related parties and any joint actors, remains below the 30% Threshold.

(C)	Notwithstanding the provisions of Section 11(a), the board of directors may by resolution waive the application of the Conversion Limitation to any exercise or exercises of the Conversion Right to which the Conversion Limitation would otherwise apply, or to future Conversion Limitations generally, including with respect to a period of time.

(v)

Mechanics of Conversion. Before any holder of Class A Preferred Shares shall be entitled to voluntarily convert Class A Preferred Shares into Common Shares in accordance with this Section 11, the holder shall (a) surrender the certificate or certificates representing the Class A Preferred Shares to be converted at the head office of the Corporation, or the office of any transfer agent for the Class A Preferred Shares, (b) deliver any other document, including any medallion signature guarantee, as may be required by the Corporation’s transfer agent, if applicable, and (c) give written notice to the Corporation at its head office of his, her or its election to convert such Class A Preferred Shares (the “Conversion Notice”). Such Conversion Notice shall (a) state the number of Class A Preferred Shares elected to be converted, (b) state the name or names in which the certificate or certificates representing the Common Shares are to be issued, and (c) provide evidence, to the satisfaction of the board of directors of the Corporation, acting reasonably, that the issuance of the full number of Common Shares issuable in respect of the Conversion Notice does not violate the Conversion Limitation set out in Section 11(a)(iv). The Corporation shall (or shall cause its transfer agent to) as soon as practicable thereafter, issue to such holder or his, her or its nominee, a certificate or certificates or direct registration statement representing the number of Common Shares to which such holder is entitled upon conversion. Such conversion shall be deemed to have taken place immediately prior to the close of business on the day on which the certificate or certificates representing the Class A Preferred Shares to be converted is surrendered and the Conversion Notice is delivered, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the holder or holders of record of such Common Shares as of such date.

(vi)

Effect of Conversion. All Class A Preferred Shares which are converted as herein provided shall no longer be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only for the right of the holders thereof to receive Common Shares in exchange therefor and except in respect of unpaid dividends or other distributions with a record date prior to the effective date of the conversion.

(vii)

Capital Reorganizations. In the case of: (A) any recapitalization, reclassification or change of Common Shares (other than changes provided for in Section 9), (B) any consolidation, merger, arrangement or combination involving the Corporation, (C) any sale, lease or other transfer to a third party of the consolidated assets of Corporation and its subsidiaries substantially as an entirety, or (D) any statutory share exchange, as a result of which Common Shares are converted into, or exchanged for, shares, other securities, other property or assets (including cash or any combination thereof) subsequent to the Issue Date of any Class A Preferred Share (any such transaction or event, a “Capital Reorganization”), then, at and after the effective time of such Capital

Reorganization, the Conversion Right in respect of such Class A Preferred Share shall be changed into a right to convert such share into the kind and amount of shares, other securities or other property or assets (or any combination thereof) that the holder of such Class A Preferred Share would have owned or been entitled to receive upon such Capital Reorganization if such holder exercised the Conversion Right immediately prior to such Capital Reorganization. The Corporation shall provide reasonable advance notice of any Capital Reorganization to each holder of Class A Preferred Shares outstanding prior to the consummation of such Capital Reorganization and the anticipated effective time thereof.

(viii)

No Impairment. The Corporation shall not, by amendment of its articles or through any reorganization, transfer of assets, consolidation, amalgamation, merger, dissolution, issue or sale of securities or any other voluntary action, including, without limitation, voluntary bankruptcy proceedings, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but shall at all times in good faith assist in the carrying out of all the provisions of this Section 11 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Class A Preferred Shares under this Section 11 against impairment.

12.

Suspension of Rights; Written Notice. Notwithstanding any other provision of these share terms, the holder of Class A Preferred Shares may elect to suspend any of its rights pursuant to these share terms by written notice to the Corporation, including without limitation its right to receive dividends pursuant to Section 7 hereof.

APPENDIX D

PREVIOUS DISTRIBUTIONS OF EQUITY SECURITIES

During the five-year period preceding the date hereof, the Company has made the following distributions of equity securities:

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

December 19, 2018	1,000	$0.85	$850.00

December 20, 2018	1,000	$3.55	$3,550.00

January 7, 2019	1,700	$5.11	$8,687.00

January 7, 2019	2,000	$3.55	$7,100.00

January 8, 2019	1,700	$4.36	$7,412.00

January 8, 2019	3,800	$1.42	$5,396.00

January 10, 2019	1,000	$0.30	$300.00

January 11, 2019	500	$3.55	$1,775.00

January 14, 2019	60,000	$1.42	$85,200.00

January 14, 2019	3,300	$2.39	$7,887.00

January 14, 2019	4,000	$1.01	$4,040.00

January 28, 2019	32,000	$0.40	$12,800.00

January 28, 2019	16,168	$0.30	$4,850.40

January 29, 2019	8,000	$4.00	$32,000.00

January 30, 2019	246,000	$4.00	$984,000.00

January 31, 2019	854	$6.06	$5,163.12

January 31, 2019	996	$1.01	$1,005.96

January 31, 2019	220,175	$4.00	$880,700.00

February 1, 2019	1,700	$4.55	$7,735.00

February 1, 2019	750	$0.85	$639.20

February 1, 2019	60,600	$4.00	$242,400.00

February 4, 2019	2,000	$0.85	$1,700.00

February 4, 2019	220,000	$4.00	$880,000.00

February 5, 2019	1,600	$5.50	$8,778.00

February 5, 2019	1,700	$6.99	$11,883.00

February 5, 2019	1,000	$0.30	$300.00

February 5, 2019	158,050	$4.00	$632,200.00

February 6, 2019	1,700	$6.06	$10,302.00

February 6, 2019	27,200	$1.42	$38,624.00

February 6, 2019	1,700	$6.02	$10,234.00

February 6, 2019	35,100	$2.59	$90,909.00

February 6, 2019	87,300	$4.00	$349,200.00

February 7, 2019	7,900	$4.00	$31,600.00

February 8, 2019	1,700	$5.11	$8,687.00

February 8, 2019	1,700	$6.02	$10,234.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

February 11, 2019	1,700	$6.02	$10,234.00

February 11, 2019	150	$0.67	$101.84

February 14, 2019	4,000	$0.86	$3,440.00

February 14, 2019	9,040	$5.42	$48,996.80

February 15, 2019	16,700	$4.00	$66,800.00

February 19, 2019	20,000	$0.30	$6,000.00

February 21, 2019	50,000	$4.00	$200,000.00

February 22, 2019	44,000	$4.00	$176,000.00

February 25, 2019	30,000	$4.00	$120,000.00

February 26, 2019	1,700	$6.06	$10,302.00

February 27, 2019	165,000	$4.00	$660,000.00

February 27, 2019	379,889	$5.42	$2,058,998.38

February 28, 2019	1,250	$0.40	$500.80

February 28, 2019	1,700	$6.06	$10,302.00

February 28, 2019	214,000	$1.42	$303,880.00

February 28, 2019	3,400	$6.99	$23,766.00

February 28, 2019	5,000	$3.93	$19,650.00

February 28, 2019	34,700	$4.00	$138,800.00

February 28, 2019	7,806,642	$5.42	$42,311,999.64

March 1, 2019	113,076	$1.42	$160,567.92

March 1, 2019	3,900	$2.59	$10,101.00

March 4, 2019	6,800	$4.55	$30,940.00

March 4, 2019	42,000	$1.42	$59,640.00

March 4, 2019	77,700	$4.83	$375,291.00

March 4, 2019	276,568	$5.42	$1,498,998.56

March 4, 2019	12,000	$4.00	$48,000.00

March 5, 2019	1,700	$6.99	$11,883.00

March 5, 2019	150,000	$4.00	$600,000.00

March 6, 2019	1,700	$6.06	$10,302.00

March 6, 2019	2,000	$2.39	$4,780.00

March 6, 2019	5,000	$3.93	$19,650.00

March 6, 2019	500	$0.30	$150.00

March 6, 2019	60,300	$4.00	$241,200.00

March 6, 2019	83,025	$5.42	$449,995.50

March 7, 2019	1,250	$0.40	$499.20

March 7, 2019	200	$3.55	$710.00

March 7, 2019	1,000	$0.30	$300.00

March 7, 2019	3,000	$2.59	$7,770.00

March 7, 2019	269,741	$5.42	$1,461,996.22

March 8, 2019	1,700	$6.06	$10,302.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

March 8, 2019	262,000	$4.00	$1,048,000.00

March 11, 2019	850	$6.06	$5,138.88

March 11, 2019	114,700	$4.00	$458,800.00

March 11, 2019	7,749	$5.42	$41,999.58

March 12, 2019	11,100	$4.00	$44,400.00

March 12, 2019	5,500,000	$5.42	$29,810,000.00

March 12, 2019	28,782	$5.42	$155,998.44

March 13, 2019	800	$6.06	$4,848.00

March 13, 2019	46,000	$4.00	$184,000.00

March 13, 2019	9,225	$5.42	$49,999.50

March 14, 2019	1,700	$6.06	$10,302.00

March 14, 2019	69,400	$4.00	$277,600.00

March 14, 2019	16,051	$5.42	$86,996.42

March 15, 2019	41,400	$4.00	$165,600.00

March 18, 2019	34,560	$4.00	$138,240.00

March 18, 2019	41,000	$9.04	$180,416.35

March 19, 2019	900	$6.06	$5,454.00

March 19, 2019	1,700	$4.92	$8,364.00

March 19, 2019	189,000	$4.00	$756,000.00

March 19, 2019	83,948	$5.42	$454,998.16

March 20, 2019	1,700	$6.06	$10,302.00

March 20, 2019	6,000	$0.85	$5,100.00

March 20, 2019	14,400	$4.00	$57,600.00

March 20, 2019	50,369	$5.42	$272,999.98

March 21, 2019	1,700	$6.99	$11,883.00

March 21, 2019	1,700	$4.92	$8,364.00

March 21, 2019	100	$3.55	$355.00

March 21, 2019	105,800	$4.00	$423,200.00

March 21, 2019	31,549	$5.42	$170,995.58

March 22, 2019	400	$5.11	$2,044.00

March 22, 2019	1,700	$5.85	$9,945.00

March 22, 2019	1,700	$6.06	$10,302.00

March 25, 2019	400	$4.00	$1,600.00

March 25, 2019	53,136	$5.42	$287,997.12

March 26, 2019	1,000	$6.06	$6,060.00

March 27, 2019	1,000	$4.00	$4,000.00

March 27, 2019	19,741	$5.42	$106,996.22

March 28, 2019	1,600	$6.06	$9,696.00

March 28, 2019	9,150	$4.00	$36,600.00

March 29, 2019	1,700	$7.84	$13,328.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

March 29, 2019	182,103	$5.42	$986,998.26

March 29, 2019	350,738	$5.42	$1,900,999.96

April 1, 2019	2,936,346	$5.42	$15,914,995.32

April 2, 2019	1,700	$6.02	$10,234.00

April 3, 2019	600	$2.77	$1,662.00

April 3, 2019	3,400	$6.06	$20,604.00

April 3, 2019	632	$4.83	$3,052.56

April 4, 2019	10,000	$4.55	$45,500.00

April 4, 2019	1,700	$7.84	$13,328.00

April 4, 2019	1,700	$6.06	$10,302.00

April 4, 2019	16,667	$1.58	$26,335.44

April 4, 2019	1,700	$6.99	$11,883.00

April 4, 2019	34,000	$4.00	$136,000.00

April 5, 2019	1,700	$6.06	$10,302.00

April 5, 2019	21,750	$4.00	$87,000.00

April 8, 2019	3,300	$4.55	$15,015.00

April 8, 2019	1,700	$6.02	$10,234.00

April 8, 2019	46,510	$4.00	$186,040.00

April 9, 2019	800	$6.06	$4,848.00

April 9, 2019	6,500	$4.00	$26,000.00

April 10, 2019	1,700	$7.50	$12,750.00

April 10, 2019	701,800	$4.00	$2,807,200.00

April 11, 2019	69,250	$4.00	$277,000.00

April 15, 2019	12,600	$4.00	$50,400.00

April 16, 2019	1,650	$2.73	$4,509.96

April 16, 2019	400	$6.06	$2,424.00

April 16, 2019	84,000	$34.20	$2,872,800.00

April 16, 2019	33,000	$4.00	$132,000.00

April 18, 2019	12,600	$4.00	$50,400.00

April 22, 2019	100	$6.06	$606.00

April 22, 2019	5,795	$36.04	$208,851.80

April 22, 2019	39,021	$4.00	$156,084.00

April 23, 2019	39,345	$36.00	$1,416,420.00

April 23, 2019	57,500	$4.00	$230,000.00

April 24, 2019	1,099	$2.77	$3,047.00

April 24, 2019	700	$6.06	$4,242.00

April 24, 2019	14,500	$4.00	$58,000.00

April 25, 2019	500	$6.06	$3,030.00

April 25, 2019	30,000	$35.28	$1,058,400.00

April 25, 2019	67,500	$4.00	$270,000.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

April 26, 2019	50,000	$4.75	$237,500.00

April 26, 2019	10,000	$35.00	-

April 26, 2019	60,600	$4.00	$242,400.00

April 29, 2019	300	$5.11	$1,533.00

April 29, 2019	10,000	$39.00	-

April 29, 2019	20,000	$4.00	$80,000.00

April 30, 2019	10,000	$0.67	$6,700.00

April 30, 2019	58,633	$4.00	$234,532.00

May 1, 2019	3,300	$5.50	$18,150.00

May 1, 2019	750	$6.06	$4,557.12

May 1, 2019	500	$6.06	$3,030.00

May 1, 2019	1,700	$7.50	$12,750.00

May 1, 2019	14,400	$1.42	$20,448.00

May 1, 2019	50,000	$3.65	$182,500.00

May 1, 2019	56,000	$0.85	$47,600.00

May 1, 2019	67,500	$0.67	$45,225.00

May 1, 2019	25,200	$4.00	$100,800.00

May 2, 2019	300	$5.11	$1,533.00

May 2, 2019	1,700	$5.49	$9,333.00

May 2, 2019	1,300	$2.39	$3,107.00

May 2, 2019	50,000	$0.30	$15,000.00

May 2, 2019	25,000	$4.75	$118,750.00

May 2, 2019	19,010	$2.59	$49,241.08

May 2, 2019	50,000	$2.70	$135,000.00

May 2, 2019	63,500	$0.67	$42,545.00

May 2, 2019	3,300	$4.30	$14,190.00

May 2, 2019	102,843	$4.00	$411,372.00

May 3, 2019	1,700	$2.89	$4,913.00

May 3, 2019	1,600	$4.36	$6,976.00

May 3, 2019	200	$6.06	$1,212.00

May 3, 2019	850	$7.50	$6,390.00

May 3, 2019	1,000	$4.92	$4,920.00

May 3, 2019	1,700	$6.02	$10,234.00

May 3, 2019	16,200	$4.00	$64,800.00

May 6, 2019	310	$2.77	$864.24

May 6, 2019	35,452	$4.00	$141,808.00

May 7, 2019	32,000	$4.00	$128,000.00

May 8, 2019	1,700	$5.85	$9,945.00

May 9, 2019	300	$4.00	$1,200.00

May 13, 2019	600	$4.00	$2,400.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

May 14, 2019	36,000	$0.85	$30,600.00

May 14, 2019	300	$4.00	$1,200.00

May 15, 2019	300	$5.11	$1,533.00

May 15, 2019	59	$4.00	$236.00

May 16, 2019	1,700	$6.06	$10,302.00

May 16, 2019	32,400	$4.00	$129,600.00

May 17, 2019	2,202	$3.55	$7,824.20

May 17, 2019	1,300	$4.00	$5,200.00

May 21, 2019	2,000	$2.88	$5,760.00

May 21, 2019	1,700	$6.06	$10,302.00

May 21, 2019	25,000	$0.50	$12,500.00

May 21, 2019	29,700	$4.00	$118,800.00

May 22, 2019	2,000	$6.06	$12,120.00

May 22, 2019	22,500	$0.50	$11,250.00

May 22, 2019	1,700	$6.02	$10,234.00

May 22, 2019	22,300	$4.00	$89,200.00

May 23, 2019	232,285	$4.00	$929,140.00

May 24, 2019	1,700	$9.00	$15,300.00

May 24, 2019	69,500	$4.00	$278,000.00

May 27, 2019	98,100	$4.00	$392,400.00

May 28, 2019	300	$2.88	$864.00

May 28, 2019	2,000	$3.55	$7,100.00

May 29, 2019	5,645	$4.00	$22,580.00

May 30, 2019	1,700	$6.02	$10,234.00

May 30, 2019	120,700	$4.00	$482,800.00

May 31, 2019	1,700	$6.06	$10,302.00

May 31, 2019	63,906	$4.00	$255,624.00

June 3, 2019	700	$2.88	$2,016.00

June 3, 2019	34,841	$4.00	$139,364.00

June 4, 2019	21,000	$4.00	$84,000.00

June 6, 2019	39,750	$4.00	$159,000.00

June 7, 2019	1,700	$7.84	$13,328.00

June 7, 2019	66,070	$4.00	$264,280.00

June 10, 2019	34,250	$4.00	$137,000.00

June 11, 2019	400	$4.92	$1,968.00

June 11, 2019	3,300	$4.30	$14,190.00

June 11, 2019	15,000	$4.83	$72,450.00

June 11, 2019	17,500	$4.00	$70,000.00

June 12, 2019	200	$5.11	$1,022.00

June 12, 2019	1,000	$7.50	$7,500.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

June 12, 2019	2,800	$4.30	$12,040.00

June 12, 2019	405,710	$4.00	$1,622,840.00

June 13, 2019	73,680	$4.00	$294,720.00

June 14, 2019	222,200	$4.00	$888,800.00

June 17, 2019	300	$4.92	$1,476.00

June 17, 2019	65,700	$4.00	$262,800.00

June 18, 2019	1,254,192	$4.00	$5,016,768.00

June 18, 2019	12,495	$4.00	$17,500.00

June 20, 2019	400	$5.11	$2,044.00

June 20, 2019	1,500	$6.06	$9,090.00

June 20, 2019	198	$3.55	$695.80

June 21, 2019	900	$5.11	$4,599.00

June 24, 2019	2,500	$1.01	$2,520.96

June 27, 2019	250	$0.30	$75.60

July 3, 2019	1,700	$6.06	$10,302.00

July 4, 2019	3,000	$0.70	$2,100.00

July 4, 2019	1,600	$5.85	$9,360.00

July 4, 2019	1,600	$5.49	$8,784.00

July 9, 2019	1,700	$6.06	$10,302.00

July 10, 2019	6,600	$4.36	$28,776.00

July 10, 2019	5,000	$6.06	$30,300.00

July 10, 2019	800	$3.11	$2,488.00

July 10, 2019	10,000	$0.50	$5,000.00

July 11, 2019	200	$5.11	$1,022.00

July 24, 2019	200	$4.92	$984.00

July 29, 2019	1,500	$2.88	$4,320.00

July 30, 2019	1,500	$2.88	$4,320.00

July 30, 2019	400	$6.06	$2,424.00

August 7, 2019	1,000	$3.11	$3,110.00

August 8, 2019	200	$5.11	$1,022.00

August 8, 2019	1,700	$2.70	$4,590.00

August 8, 2019	300	$4.92	$1,476.00

August 13, 2019	1,700	$6.06	$10,302.00

August 14, 2019	200	$5.11	$1,022.00

August 22, 2019	3,333	$26.04	-

August 23, 2019	1,700	$6.06	$10,302.00

August 30, 2019	7,900	$0.50	$3,950.00

August 30, 2019	4,000	$0.85	$3,400.00

September 9, 2019	9,000	$0.67	$6,030.00

September 9, 2019	27,100	$0.50	$13,550.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

September 11, 2019	500	$2.88	$1,440.00

September 13, 2019	1,200	$6.06	$7,272.00

September 13, 2019	5,000	$0.50	$2,500.00

October 1, 2019	1,000	$0.30	$300.00

October 28, 2019	3,300	$3.87	$12,771.00

December 1, 2019	6,718,800	$3.32	$22,295,144.82

December 1, 2019	394,500	$2.93	$1,155,403.24

December 5, 2019	20,000	$0.30	$6,000.00

December 24, 2019	4,688	$2.77	$12,985.76

January 1, 2020	1,390,500	$3.75	$5,219,185.55

January 1, 2020	485,600	$3.59	$1,742,460.80

January 17, 2020	20,000	$0.50	$10,000.00

January 20, 2020	15,000	$0.50	$7,500.00

January 20, 2020	6,000	$0.30	$1,800.00

January 20, 2020	11,700	$2.59	$30,303.00

January 20, 2020	24,000	$0.85	$20,400.00

January 22, 2020	16,000	$1.53	$24,480.00

January 30, 2020	475,000	$1.58	$750,512.64

February 1, 2020	4,341,680	$3.17	$13,775,030.06

February 1, 2020	2,870,103	$3.76	$10,778,405.61

February 24, 2020	41,840	$13.32	-

April 1, 2020	2,592,857	$2.27	$5,883,065.63

April 28, 2020	29,904	$8.92	-

May 1, 2020	11,442,421	$2.20	$25,186,157.76

May 7, 2020	5,252	$0.30	$1,575.60

May 7, 2020	4,000	$1.01	$4,040.00

May 14, 2020	50,000	$7.04	-

June 1, 2020	7,044,951	$2.51	$17,716,355.40

June 12, 2020	40,000	$0.85	$34,000.00

July 2, 2020	32,318	$8.76	-

July 8, 2020	50,000	$0.50	$25,000.00

July 8, 2020	60,000	$1.01	$60,600.00

July 15, 2020	42,500	$0.50	$21,250.00

July 15, 2020	34,000	$0.30	$10,200.00

August 21, 2020	4,000	$1.25	$5,000.00

September 1, 2020	2,000	$0.30	$600.00

September 21, 2020	36,000	$0.30	$10,800.00

September 21, 2020	40,000	$0.85	$34,000.00

September 21, 2020	20,660	$6.24	-

October 2, 2020	9,000	$1.25	$11,250.00

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

October 5, 2020	10,000	$0.40	$4,000.00

October 5, 2020	4,500	$0.30	$1,350.00

November 2, 2020	40,000	$0.30	$12,000.00

November 2, 2020	40,000	$0.85	$34,000.00

November 12, 2020	37,375,000	$1.85	$56,249,000.00

December 30, 2020	20,768	$6.96	-

January 14, 2021	17,500	$1.42	$24,850.00

January 14, 2021	35,000	$0.67	$23,450.00

January 18, 2021	2,044	$9.32	-

January 22, 2021	100,000	$0.89	$89,000.00

January 25, 2021	1,000	$0.30	$300.00

January 27, 2021	6,000	$0.30	$1,800.00

February 4, 2021	250,000	$1.42	$355,000.00

February 4, 2021	6,000	$0.30	$1,800.00

February 4, 2021	45,300	$2.50	$113,250.00

February 5, 2021	27,592	$2.59	$71,463.28

February 5, 2021	2,500	$2.50	$6,250.00

February 8, 2021	15,250	$2.50	$38,125.00

February 9, 2021	89,000	$2.50	$222,500.00

February 10, 2021	3,000	$1.01	$3,030.00

February 10, 2021	8,000	$0.85	$6,800.00

February 10, 2021	614,750	$2.50	$1,536,875.00

February 11, 2021	2,000	$1.53	$3,060.00

February 11, 2021	332	$0.30	$99.60

February 11, 2021	68,752	$4.75	$326,572.00

February 11, 2021	75,000	$3.70	$277,500.00

February 11, 2021	50,000	$3.65	$182,500.00

February 11, 2021	45,000	$1.25	$56,250.00

February 11, 2021	6,800	$3.15	$21,420.00

February 11, 2021	186,668	$4.83	$901,606.44

February 11, 2021	33,376	$18.24	-

February 11, 2021	222,700	$2.50	$556,750.00

February 12, 2021	1,700	$2.42	$4,114.00

February 12, 2021	1,700	$4.36	$7,412.00

February 12, 2021	600	$6.06	$3,636.00

February 12, 2021	3,500	$3.55	$12,425.00

February 12, 2021	2,832	$0.30	$849.60

February 12, 2021	5,000	$0.40	$2,000.00

February 12, 2021	10,000	$4.75	$47,500.00

February 12, 2021	3,334	$1.69	$5,631.08

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

February 12, 2021	6,040	$4.71	$28,448.40

February 12, 2021	1,500	$3.15	$4,725.00

February 12, 2021	6,600	$5.05	$33,330.00

February 12, 2021	335,000	$2.50	$837,500.00

February 16, 2021	3,300	$6.06	$19,998.00

February 16, 2021	8,752	$4.75	$41,572.00

February 16, 2021	6,600	$4.71	$31,086.00

February 16, 2021	3,300	$3.15	$10,395.00

February 16, 2021	150,000	$2.50	$375,000.00

February 17, 2021	5,000	$4.36	$21,800.00

February 17, 2021	18,450	$2.50	$46,125.00

February 18, 2021	5,000	$3.21	$16,050.00

February 18, 2021	2,000	$3.11	$6,220.00

February 18, 2021	193,750	$2.50	$484,375.00

February 19, 2021	4,000	$2.50	$10,000.00

February 23, 2021	3,300	$3.57	$11,781.00

February 25, 2021	7,500	$2.50	$18,750.00

March 10, 2021	58,336,392	$3.79	$218,471,000.00

March 12, 2021	2,500	$2.50	$6,250.00

March 15, 2021	8,500	$2.50	$21,250.00

March 17, 2021	2,500	$2.50	$6,250.00

March 19, 2021	8,650	$2.50	$21,625.00

March 25, 2021	6,000	$2.50	$15,000.00

March 26, 2021	10,000	$2.50	$25,000.00

April 5, 2021	864	$17.44	-

April 6, 2021	5,045,873	$4.36	$22,000,000.00

April 16, 2021	3,496	$0.85	$2,971.60

April 19, 2021	1,000	$0.30	$300.00

April 27, 2021	1,000	$0.30	$300.00

May 12, 2021	400,000	$2.36	$944,000.00

May 12, 2021	3,000	$0.30	$900.00

May 14, 2021	756	$11.76	-

May 27, 2021	3,000	$0.70	$2,100.00

June 1, 2021	100,000	$2.36	$236,000.00

June 4, 2021	7,500	$2.50	$18,750.00

June 14, 2021	1,403	$15.28	-

June 14, 2021	928	$15.28	-

June 28, 2021	3,300	$3.15	$10,395.00

June 29, 2021	13,200	$3.15	$41,580.00

June 29, 2021	620	$14.16	-

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

June 29, 2021	930	$14.16	-

July 23, 2021	3,000	$1.01	$3,030.00

August 4, 2021	2,000	$0.30	$600.00

August 25, 2021	5,000	$0.85	$4,250.00

August 30, 2021	3,300	$3.15	$10,395.00

September 1, 2021	1,039,192	$3.37	$3,500,000.00

September 7, 2021	4,248	$0.30	$1,274.40

September 7, 2021	3,336	$1.69	$5,637.84

September 22, 2021	5,000	$0.85	$4,250.00

October 6, 2021	5,000	$0.85	$4,250.00

November 19, 2021	1,480	$10.12	-

November 19, 2021	976	$10.12	-

November 29, 2021	5,000	$0.30	$1,500.00

December 3, 2021	1,000	$0.67	$670.00

December 3, 2021	4,000	$0.30	$1,200.00

December 3, 2021	1,500	$9.36	-

December 3, 2021	728	$9.36	-

December 6, 2021	13,215	$1.69	$22,335.04

December 6, 2021	1,416	$9.48	-

December 9, 2021	49,996	$9.48	-

December 21, 2021	10,896,442	$2.53	$27,568,000.00

January 19, 2022	197,872	$7.72	-

February 24, 2022	7,360	$7.60	-

February 24, 2022	7,220	$7.60	-

February 28, 2022	2,659,716	$2.39	$6,352,000.00

April 14, 2022	5,988	$8.76	-

April 14, 2022	7,244	$8.76	-

April 19, 2022	2,852	$8.12	-

April 19, 2022	968	$8.12	-

July 22, 2022	772	$5.44	-

July 22, 2022	1,736	$5.44	-

August 4, 2022	3,900	$5.64	-

August 4, 2022	2,640	$5.64	-

August 15, 2022	20,000	$0.30	$6,000.00

August 15, 2022	40,000	$0.58	$23,200.00

August 15, 2022	35,860	$6.32	-

August 15, 2022	2,823	$6.32	-

October 4, 2022	10,000	$0.40	$4,000.00

October 4, 2022	5,000	$0.30	$1,500.00

October 28, 2022	12,572	$5.32	-

Date of Distribution	Number of Common Shares issued on exercise	Price per Common Share (C$)	Aggregate Proceeds (C$)

October 28, 2022	13,840	$5.32	-

January 17, 2023	1,000	$0.30	$300.00

January 17, 2023	7,200	$0.30	$2,160.00

January 18, 2023	488	$5.04	-

January 18, 2023	532	$5.04	-

February 27, 2023	38,548	$4.28	-

February 27, 2023	18,444	$4.28	-

February 27, 2023	15,512	$4.28	-

March 1, 2023	9,832	$4.08	-

March 1, 2023	25,000	$4.08	-

March 31, 2023	8,000	$0.40	$3,200.00

March 31, 2023	4,000	$0.30	$1,200.00

March 31, 2023	25,000	$3.44	-

March 31, 2023	1,292	$3.44	-

April 11, 2023	888	$3.68	-

April 11, 2023	1,568	$3.68	-

April 11, 2023	1,780	$3.68	-

April 11, 2023	1,392	$3.68	-

April 13, 2023	10,000	$0.84	$8,400.00

May 19, 2023	7,943,108	$0.63	$5,000,000.00

June 1, 2023	1,336	$2.04	-

June 1, 2023	1,188	$2.04	-

June 1, 2023	21,760	$2.04	-

July 25, 2023[12]	6,250	$1.79	-

July 26, 2023	5,280	$1.82	-

July 28, 2023	10,000	$1.20	$12,000.00

September 5, 2023	813	$2.20	-

September 12, 2023	5,000	$1.20	$6,000.00

September 15, 2023	635,593	$2.36	$1,500,000.00

12 From July 25, 2023 to September 15, 2023, the values provided are on a post share-consolidation basis.

APPENDIX E

CHARTER OF THE BOARD OF DIRECTORS

ORGANIGRAM HOLDINGS INC. (the “Corporation”)

CHARTER OF THE BOARD OF DIRECTORS

This Charter of the Board of Directors (the “Charter”) was adopted by the board of directors of the Corporation (the “Board”) on August 26, 2019 and last reviewed and revised on August 26, 2022.

1.	Purpose

The purpose of this Charter is to set out the mandate and responsibilities of the Board of the Corporation. Pursuant to the Canada Business Corporations Act (the “Act”) governing the Corporation, the Board is responsible for managing, or supervising the management of, the business and affairs of the Corporation. By approving this Charter, the Board confirms its responsibility for the stewardship of the Corporation and its affairs. This stewardship function includes responsibility for the matters set out in this Charter. This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. The responsibilities of the Board described herein are pursuant to, and subject to, the Act and the by-laws of the Corporation in effect from time to time and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

2.	Composition

The Board shall be constituted with a majority of individuals who qualify as “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). If at any time a majority of the Corporation’s directors are not independent because of the death, resignation, bankruptcy, adjudicated incompetence, removal or change in circumstance of any director who was an independent director within the meaning of NI 58-101, the remaining directors shall appoint a sufficient number of directors who qualify as “independent” to comply with this requirement at their earliest convenience. Pursuant to NI 58-101, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment.

The Board shall elect an independent director, within the meaning of NI 58-101, to act as Chair of the Board. The Board shall provide the Chair with a written mandate. If the Chair is not an independent director, then the Board shall elect an independent director to act as Lead Director of the Board and shall provide such Lead Director with a written mandate.

3.	Responsibilities of the Board of Directors

The Board is responsible for the stewardship and oversight of the Corporation and its business and in that regard shall be specifically responsible for:

Strategic Direction of the Corporation

(a)	The development and adoption of the strategic direction of the Corporation.

(b)	Reviewing and approving the Corporation’s financial objectives, long and short-term business plans, and objectives, including significant capital allocations, expenditures and debt strategy.

(c)

With the assistance of the Investment Committee, reviewing and approving material transactions not in the ordinary course of business, including significant capital allocations and expenditures and all matters that would be expected to have a major impact on shareholders, creditors or employees.

(d)

Issuing shares, debt securities, convertible securities and other securities of the Corporation for such consideration as the Board may deem appropriate, subject to the Act and applicable securities laws and stock exchange rules.

(e)	Other than in the ordinary course, approving the incurrence of indebtedness by the Corporation.

(f)	Approving the re-purchase of securities of the Corporation, subject to the Act, and applicable securities laws and stock exchange rules.

Risk Management

(g)

With the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring that appropriate systems have been implemented to monitor and manage risk with a view to the long-term success of the Corporation and regularly evaluating risk exposure against the potential returns for the Corporation’s shareholders.

(h)

Monitoring the Canadian regulatory environment with respect to the marketing, acquisition, production, storage, sale and shipment of cannabis and any related controlled substance regulations, including the Corporation’s ongoing relationship with Health Canada and its continuing status as a “Licensed Producer” of cannabis in Canada, which is recognized as a key risk area of the Corporation.

(i)

With the assistance of the Corporate Governance and Nominating Committee, ensuring that the Corporation carries an appropriate level of director and officer insurance and reviewing and approving the terms of such insurance annually.

Officers and Management

(j)

Appointing senior members of the Corporation’s management (“Management”), who collectively shall be responsible for general day-to-day management of the Corporation and for making recommendations to the Board with respect to long-term strategic, financial, organizational and related objectives.

(k)

With the assistance of the Compensation Committee, reviewing the compensation of directors, officers and senior members of Management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

(l)

Selecting, monitoring and evaluating the senior members of Management, and ensuring there is in place appropriate Management succession. In connection with Management succession, the Board shall ensure that programs are in place to train and develop new Management.

(m)	Satisfying itself as to the integrity of the senior members of Management and that the senior members of Management create a culture of integrity throughout the organization. The Board is responsible for developing and approving the goals and objectives which the senior members of Management will collectively be responsible for meeting.

Financial Information, Reporting Matters and Policies

(n)	Maintaining harmony between shareholder expectations, the Corporation’s strategic goals, the financial performance of the Corporation, and the performance of Management.

(o)

With the assistance of the Audit Committee, monitoring and ensuring the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

(p)

With the assistance of the Audit Committee, ensuring the accurate and timely reporting of financial information to shareholders and all regulatory bodies, including the review and approval of quarterly and annual financial statements, management’s discussion and analysis related to such financial statements, and budgets and forecasts.

(q)	Overseeing any related party matters, and ensuring that they are effected in compliance with all legal, regulatory and policy requirements.

(r)	Distributions, normally in the form of dividends, to shareholders.

Conduct and Confidentiality

(s)

With the assistance of the Corporate Governance, Nominating and Sustainability Committee, ensuring appropriate standards of conduct including adopting a corporate code of conduct for all employees and Management, and monitoring compliance with such code and all applicable laws and regulations. Only the full Board may grant waivers of the Corporation’s Code of Business Conduct and Ethics which would be to the benefit of directors and/or officers of the Corporation.

(t)	Enforcing confidentiality policies with regard to the Corporation’s proprietary information and all Board deliberations.

Communications and Board Resources

(u)

Ensuring effective and adequate communication with the shareholders and other stakeholders as well as the public at large. The Board shall periodically review the methods by which shareholders can communicate with the Corporation and Management, as well as the Corporation’s ability to effectively respond to communications from shareholders.

(v)	Evaluating the adequacy of its resources in its oversight of the Corporation and Management.

Board and Committee Evaluation

(w)	From time to time, evaluating its effectiveness and the effectiveness of its committees with respect to its (and their) contribution to the Corporation.

Other Responsibilities and Functions

(x)	Performing such other functions as prescribed by law or assigned to the Board in the Corporation’s governing documents, including compliance with the provisions of the by-laws of the Corporation.

It is recognized that every member of the Board, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to the best interests of the Corporation. Directors must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, members of the Board are expected to carry out their duties in accordance with policies and regulations adopted by the Board from time to time.

It is expected that Management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Corporation and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.

4.	Expectations of Directors

The Board has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)

Commitment and Attendance. All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)

Preparation for Meetings. All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented. Directors are encouraged to contact the Chair of the Board, and if one has been appointed and if appropriate, the Lead Director, and any other appropriate executive officer(s) of the Corporation to ask questions and discuss agenda items prior to meetings.

(c)

Participation in Meetings. Each director is expected to be sufficiently knowledgeable of the business of the Corporation, including its financial statements, and the risks it faces, to ensure active and effective, and candid and forthright participation in the deliberations of the Board and of each committee on which he or she serves.

(d)

Loyalty, Ethics and Personal Conduct. In their roles as directors, all members of the Board owe a duty of loyalty to the Corporation. This duty of loyalty mandates that the best interests of the Corporation take precedence over any other interest possessed by a director. Directors are expected to: (i) exhibit high standards of personal integrity, honesty and loyalty to the Corporation; (ii) project a positive image of the Corporation to news media, the financial community, governments and their agencies, Shareholders and employees; (iii) be willing to contribute extra efforts, from time to time, as may be necessary including, among other things, being willing to serve on committees of the Board; and (iv) disclose any potential conflict of interest that may arise with the affairs or business of the Corporation and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

(e)

Other Board Memberships and Significant Activities. The Corporation values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. Each member of the Board should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the member’s time and availability for his or her commitment to the Corporation. Directors should advise the chair of the Corporate Governance, Nominating and Sustainability Committee before accepting membership on other public company boards or any audit committee or other significant committee assignment on any other board, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the member’s relationship to the Corporation.

(f)

Contact with Management and Employees. All members of the Board should be free to contact Management at any time to discuss any aspect of the Corporation’s business. Directors should use their judgement to ensure that any such contact is not disruptive to the operations of the Corporation. The Board expects that there will be frequent opportunities for members of the Board to meet with Management in meetings of the Board and committees, or in other formal or informal settings.

(g)

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each member of the Board will maintain the confidentiality of information received in connection with his or her service as a director.

(h)

Cannabis Legislation. Board members shall maintain a current knowledge of the Cannabis Act (Canada) and other Canadian regulations governing the marketing, acquisition, production, storage, sale and shipment of cannabis in Canada.

5.	Meetings

The Board will meet not less than four times per year: three meetings to review quarterly results and one meeting prior to the issuance of the annual financial results of the Corporation. The Board shall meet periodically without Management present to ensure that the Board functions independent of Management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent directors will take place, which session will be chaired by the Chair of the Board or, if the Chair is not independent within the meaning of NI 58-101 and one has been appointed, the Lead Director. The Board will keep minutes of each meeting of the Board. A copy of the minutes will be provided to each member of the Board.

In discharging its mandate, the Board and any committee of the Board will have the authority to retain and receive advice from outside financial, legal or other advisors (at the cost of the Corporation) as the Board or any such committee determines to be necessary to permit it to carry out its duties. Any director may, subject to the prior approval of the Board, retain an outside advisor at the expense of the Corporation.

The Board appreciates having certain members of Management attend each Board meeting to provide information and opinions to assist the members of the Board in their deliberations. Management attendees who are not Board members will be excused for any agenda items which are reserved for discussion among directors only.

6.	Board Meeting Agendas and Information

The Chair and, if one has been appointed, the Lead Director, in consultation with Management of the Corporation, will develop the agenda for each Board meeting. Agendas will be distributed to the members of the Board before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting.

Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, Management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.

7.	Telephone/Electronic Board Meetings

A director may participate in a meeting of the Board or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, from time to time, telephone board meetings may be called in order for directors to be in a position to better fulfill their legal obligations. Alternatively, Management may request that the directors approve certain matters by unanimous written consent.

8.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of the Corporation shall where possible and subject to applicable law provide for a mechanism for feedback of Shareholders.

9.	Expectations of Management

Management shall be required to report to the Board at the request of the Board on the performance of the Corporation, new and proposed initiatives, the Corporation’s business and investments, Management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects Management to promptly report to the Chair or, if one has been appointed and if appropriate, the Lead Director, any significant developments, changes, transactions or proposals respecting the Corporation or its subsidiaries.

10.	Communications Policy

The Board shall approve the content of the Corporation’s major communications to Shareholders and the investing public including any annual report, management information circular, annual information form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the management’s discussion & analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Corporation’s external communications. However, the Board believes that it is the function of Management to speak for the Corporation in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.

The Board shall have responsibility for reviewing the Corporation’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Corporation’s policies relating to communication and disclosure on an annual basis.

Generally, communications from Shareholders and the investment community will be directed to Management, who will coordinate an appropriate response depending on the nature of the communication. It is expected, if communications from stakeholders are made to any individual members of the Board, that Management will be informed, if appropriate, and consulted to determine any appropriate response.

11.	Internal Control and Management Information Systems

The Board has oversight for the integrity of the Corporation’s internal control and management information systems. All material matters relating to the Corporation and its business require the prior approval of the Board, subject to the Board’s ability to delegate such matters to, among others, the Corporation’s Audit Committee, Corporate Governance, Nominating and Sustainability Committee, Compensation Committee, Investment Committee and Management. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that Management and financial reporting is complete and accurate, even though Management may be charged with developing and implementing the necessary procedures.

12.	Delegation of Powers

The directors may establish one or more committees and may, subject to the Act and other applicable laws, delegate to such committees any of the powers of the Board. The directors may also, subject to the Act and other applicable laws, delegate powers to manage the business and affairs of the Corporation to such of the officers of the Corporation as they, in their sole and absolute discretion, may deem necessary or desirable to appoint, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate.

The Board retains responsibility for oversight of any matters delegated to any director(s) or any committee of the Board, to Management or to other persons.

13.	Board Effectiveness

The Board shall review and, if determined appropriate, approve the recommendations of the applicable committee of the Board, if any, concerning formal position descriptions for the Chair of the Board and, if one has been appointed, the Lead Director, and for each committee of the Board, and for the Chief Executive Officer, provided that in approving a position description for the Chief Executive Officer, the Board shall consider the input of the Chief Executive Officer and shall develop and approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting (which may include goals and objectives relevant to the Chief Executive Officer’s compensation, as recommended by the applicable committee of the Board, if any).

The Board shall review and, if determined appropriate, adopt a process recommended by the Corporate Governance, Nominating and Sustainability Committee of the Board, if any, for reviewing the performance and effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors on a periodic basis.

14.	Director Tenure Policy

The following terms are applicable to all directors who are not also executive officers of the Corporation (“Non-Executive Directors”) subject to being annually re-elected by Shareholders:

(a)	Non-Executive Directors shall not stand for re-election at the annual general meeting of Shareholders following the latter of his or her 75th birthday and 15 years of Board tenure.

(b)	The Board, with the approval of a majority of the incumbent directors, may extend the term of any such Non-Executive Director for up to a three year period.

15.	Education and Training

The Board will provide newly elected directors with an orientation program to educate them on the Corporation, their roles and responsibilities on the Board or committees, as well as the Corporation’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive: (a) training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and (b) continuing education about the Corporation to maintain a current understanding of the Corporation’s business, including its operations, internal controls, financial reporting and accounting practices. The Corporation shall also provide corporate membership to the Institute of Corporate Directors (“ICD”) for its Board members and Directors shall keep abreast of the routine publications of the ICD.

16.	Inconsistencies with Applicable Laws

In the event of any conflict or inconsistency between this Charter and the provisions of the Act or other applicable laws, in each case as amended, restated or amended and restated from time to time, the provisions hereof shall be ineffective and shall be superseded by the provisions of the Act or such other applicable laws to the extent necessary to resolve such conflict or inconsistency.

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